5/19


03024602

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chevalier International Holdings Limited

*CURRENT ADDRESS 22/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4203 FISCAL YEAR 3/31/01

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 7/15/03





(於百慕達註冊成立之有限公司)



(Incorporated in Bermuda with limited liability)

財務日誌

事項	日期
中期業績公佈	二零零零年十二月十八日
末期業績公佈	二零零一年七月十日
截止過户日期	
中期	二零零一年一月十五日至十九日
末期	二零零一年九月十七日至二十一日
股東週年大會	二零零一年九月二十一日
派發股息	
中期股息每股港幣二點五仙	二零零一年三月八日
末期股息每股港幣三點五仙	二零零一年十一月二日

(所列帳項均為港幣)

下列為本集團截至二零零一年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	1997	1998	1999	2000	**2001**
財政項目(百萬元)					
總資產	11,447	10,296	5,642	4,906	**4,847**
總負債	8,704	8,234	3,599	2,500	**2,384**
少數股東權益	1,114	315	295	364	**325**
股本及儲備	1,629	1,747	1,748	2,042	**2,138**
股本(發行股數-百萬)	755	1,025	1,115	1,166	**1,231**
營業額	5,452	7,458	11,648	4,290	**3,775**
年度溢利	241	195	153	275	**172**
每股計算					
盈利	29仙	22仙	15仙	24仙	**15仙**
股息	10.5仙	9仙	5仙	8仙	**6仙**
資產淨值(按帳面值)	1.96元	1.71元	1.57元	1.75元	**1.74元**


營業額
(百萬元)
11,648
10,000
8,000
7,458
6,000
5,452
4,290
4,000
3,775
2,000
0
97
98
99
00
01


年度溢利
(百萬元)
275
250
241
200
195
172
150
153
100
50
0
97
98
99
00
01


股本及儲備
(百萬元)
2,138
2,042
2,000
1,747
1,748
1,629
1,500
1,000
500
0
97
98
99
00
01


每股盈利及股息
(仙)
29
25
22
24
20
15
15
15
10.5
9
10
8
5
5
6
0
97
98
99
00
01
盈利
股息

執行董事

周亦卿 *(主席兼董事總經理)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)

郭海生 *(副董事總經理)*

馮伯坤

馮和順

簡嘉翰

黃奇岳

譚國榮

獨立非執行董事

Iain Leonard DALE O.B.E.

鄭明訓J.P.

黃宏發O.B.E. (Hon.), J.P.

秘書

簡嘉翰

核數師

德勤•關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

香港上海滙豐銀行

上海商業銀行

法國巴黎銀行

東亞銀行

律師

齊伯禮律師行

顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份過戶登記分處及過戶代理

標準證券登記有限公司
香港中環干諾道中一一一號
永安中心五樓

網址

http://www.chevalier.com
http://www.irasia.com/listco/hk/chevalierint

機構／公司	認可資格
香港特別行政區政府	
工務局	
其士(土木工程)有限公司	— 第一名冊 — 承建商名冊海港工程乙組(試用期)
其士(建築)有限公司	— 第一名冊 — 承建商名冊建築丙組
其士(機電工程)有限公司	— 電氣裝置(第III組)
其士(環境技術)有限公司	— 為污水處理廠及隔濾廠供應及安裝機電設備
	— 供應及裝置濾水廠設備(試用期)
其士(香港)有限公司	— 空調及製冷裝置(第II組)
	— 工業用途電氣裝置
	— 安裝柴油發電設備
	— 安裝機械裝卸及起重設備
	— 升降機及自動梯
	— 製造及架設機械設備(第II組)
	— 供應及裝置抽水系統及相連的水管工程
	— 供應及裝置濾水廠設備
其士(衛星通訊)有限公司	— 廣播接收裝置
	— 防盜及保安裝置(試用期)
	— 供應及安裝音響設備(試用期)
	— 供應及安裝無線電設備(試用期)
	— 供應及安裝視像設備(試用期)
聯益建造有限公司	— 第一名冊 — 承建商名冊建築丙組
	— 承建商名冊水務丙組
	— 承建商名冊道路及渠務甲組(試用期)
香港環境保護署	
其士(環境技術)有限公司	— 空氣質素監察站(設計、建造、操作)
機電工程署	
其士(香港)有限公司	— 建築工地升降機及塔式工作平台(安全)條例 — 註冊承建商
消防署	
其士(機電工程)有限公司	— 消防裝置承辦商(第二組別)
香港電訊管理局	
其士(資訊網絡)有限公司	— 公共非專利電訊服務牌照
其士店有限公司	— 無線電商牌照(放寬限制)
Chevalier Q-Mart Limited	— 無線電商牌照(放寬限制)
其士(通訊)有限公司	— 無線電商牌照(放寬限制)
其士(步步通網絡)有限公司	— 無線電商牌照(放寬限制)
其士(衛星通訊)有限公司	— 衛星電視共用天線牌照
香港房屋委員會	
其士(建築)有限公司	— 樓宇承建商(新造工程第二組)、保養工程第一組
其士(機電工程)有限公司	— 電器承辦商
其士(香港)有限公司	— 冷氣及通風系統承建商
	— 備用發電機組保養
聯益承建有限公司	— 保養工程第二組(試用)
	— 商場改善工程(試用)
富居物業管理有限公司	— 認可居屋苑物業管理公司名單甲
	— 公共租住屋邨認可物業管理代理登記冊

認可資格及獎項

香港房屋協會		
其士(建築)有限公司	—	樓宇承建商(任何價值之工程)
聯益建造有限公司	—	認可本地承建商
保險業監理處		
其士保險有限公司	—	一般保險牌照
保險索償投訴局		
其士保險有限公司	—	會員
香港專業保險經紀協會		
其士(保險顧問)有限公司	—	會員
保安及護衛業管理委員會		
其士(香港)有限公司	—	保安公司牌照(第III類別)
其士(衛星通訊)有限公司	—	保安公司牌照(第III類別)
公司註冊處 — 放債人部		
其士三利財務有限公司	—	放債人牌照
啟銓有限公司	—	放債人牌照
香港旅遊業議會		
其士旅遊有限公司	—	會員証書
國際航空運輸協會		
其士旅遊有限公司	—	認可證書
AOQC Moody International Registration Ltd.		
Chevalier Chrysler Inc.	—	ISO 9002品質證書 汽車銷售、服務和零件裝配
香港品質保證局		
其士(土木工程)有限公司	—	ISO9002品質證書CC1438 土木工程的建造和保養
其士(建築)有限公司	—	ISO9002品質證書CC140 樓宇建築
	—	ISO9002品質證書CC270 樓宇維修工程
其士(機電工程)有限公司	—	ISO9002品質證書CC393 樓宇建造的電氣和電氣相關的裝置
其士(環境技術)有限公司	—	ISO9001品質證書CC792 設計、供應及安裝自來水及污水處理設施
其士(香港)有限公司	—	ISO9001品質證書CC242 設計、安裝及維修升降機及自動梯系統
	—	ISO9001品質證書CC458 空調和通風系統的設計、供應、安裝及維修保養服務(香港)
聯益建造有限公司	—	ISO9002品質證書CC790 樓宇建築、土木工程及維修工程
聯益承建有限公司	—	ISO9002品質證書CC259 保養、維修及改善工程
新加坡生產力與標準局		
其士新加坡控股有限公司	—	ISO9001証書 電梯與電動扶梯設計、安裝與維修

業務架構



鋁窗及玻璃幕牆
環保工程
升降機及
自動梯
冷氣設備
系統
機電工程
電力及工業
設備
商業機器
其士國際集團有限公司*
其士科技控股
有限公司*
50.4%
電訊系統
樓宇建築
其士建築集團
有限公司*
35%
土木工程
其士新加坡控股
有限公司**
升降機及自動梯
71.1%


建材設備
物業發展及投資
財務及租賃服務
旅遊顧問
物業管理
保險服務
國際貿易
居屋計劃
物業發展
酒店投資
汽車代理
管道翻新
零售
保養服務
互聯網絡服務
電腦系統
網絡科技
衛星接收系統
樓宇保養
混凝土供應
道路、渠務及
水務工程
物業投資

* 於香港聯合交易所有限公司上市

** 於新加坡股票交易所有限公司第一級股票市場上市

整體回顧

上年度截至二零零零年三月三十一日止之除稅前溢利為港幣三億七千九百萬元（包括特殊利潤港幣七千五百萬元）。在扣除去年之特殊利潤後，本年度截至二零零一年三月三十一日止錄得除稅前溢利為港幣二億三千四百萬元，跌幅為百分之二十三。營業額下降百分之十二乃反映營商環境緊縮。



其有容才創發業
士乃大量展新猷

周亦卿博士 LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)

股息

董事會建議派發末期股息每股港幣三點五仙（二零零零年：港幣五仙）予於二零零一年九月二十一日星期五名列於本公司股東名冊內之股東。截至二零零一年三月三十一日止年度內，連同已派付之中期股息每股港幣二點五仙（二零零零年：港幣三仙），合共派發股息每股港幣六仙（二零零零年：港幣八仙）。

待即將召開之股東週年大會上獲股東批准，股息單將約於二零零一年十一月二日星期五以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份（「新股份」），以代替彼等獲得之部份或全部現金股息（「以股代息計劃」）。獲配發新股份的數目乃參照由二零零一年九月十七日星期一至二零零一年九月二十一日星期五止五個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價，再經折讓百分之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零一年十月十日星期三呈遞各股東。此項以股代息計劃，須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

業務回顧

本公司

建築服務

由於香港地產市道持續低迷，電梯及其他建築服務部門皆受拖累。縱使過去幾年樓宇價格不斷下調，加上過去六個月利率大幅滑落以致置業者之負擔能力大幅改善，但是，由於物業供應過剩及對前景缺乏信心，地產市道仍然疲弱，導致建築服務市場萎縮與及競爭加劇。然而，電梯部門於年度內在本港獲主要發展商及香港房屋委員會(「房委會」)批出多項合約工程；鋁窗及玻璃幕牆部門亦於年內投得多項合約，其中包括數碼港辦公大樓外牆工程、機鐵香港站北翼大樓玻璃幕牆工程及位於紅磡灣九廣鐵路服務大樓工程。


數碼港辦公大樓的鋁窗及玻璃幕牆工程


於澳門觀光塔娛樂城之安裝電梯、電扶梯及綜合機電工程

於二零零零年八月，本集團向其士建築集團有限公司購入Preussag Pipe Rehabilitation Hong Kong Limited (「PPRHK」)百分之四十五權益及債項，總值為港幣二千一百二十四萬八千元。PPRHK自一九九八年在香港引入管道翻新科技，並已成功為政府不同部門完成多個試驗合約。


PREUSSAG
於馬會道採用結構性質的套管為石棉食水管道進行修補工程

環境保護業務


大埔自來水處理廠及泵房的管道安裝工程

現時，其士(環境技術)有限公司於香港共操作五個空氣監察站。於二零零零年八月，本集團之合資公司— Chevalier Enviro Services, Inc.於馬尼拉展開醫療廢料處理業務，並採用美國先進的SANITEC微波消毒技術。該先進技術亦於去年年底引進越南。此外，大埔自來水處理廠工程進展順利，預計於二零零二年年底完成。

物業投資及物業管理

上海之物業市場於去年有顯著的復甦跡象，本集團位於上海之高級住宅樓宇「亦園」，其入住率攀升至約百分之九十，租金收益亦大幅提升。年度內，香港的投資物業共收取約港幣一千九百萬元之租金收益。

本集團之物業管理部門獲房委會物業管理服務合約，為住宅、商場、停車場及各項公共設施提供管理服務。現時，本集團共管理十六個屋苑及大廈，樓宇面積約二千萬平方呎。

保險

儘管競爭激烈，本集團之保險服務部門的營業額及保險費收益於去年均錄得顯著的增長，截至二零零一年三月三十一日，其總收益較去年同期大幅增加六倍至約港幣一億三千六百萬元。業務於本財政年度首季仍維持增長。

酒店投資

本集團位於中國內地信陽及九江兩間酒店之整體表現良好，出租率錄得溫和增長，入住率上升至約百分之七十。位於東莞之第三間酒店項目的建築工程亦告完成，並於不久之將來正式開幕。


其士東莞大酒店

回顧年內，位於加拿大之酒店業務—Rosedale on Robson Suite Hotel表現如期理想，並為本集團帶來穩定的收益。

海外業務

剛於去年慶祝十周年紀念的Chevalier Chrysler Inc.於本年四月獲頒發ISO 9002國際品質認可証書，範圍包括汽車銷售、服務和零件裝配。另外，本田汽車代理憑藉其驕人的銷售成績和卓越的客戶服務奪得二零零一年度本田優異代理獎。憑著優良服務質素及北美洲經濟持續增長，去年汽車代理業務之整體表現得以改善。



海外汽車代理業務獲得卓越的成績

年度後事項

於二零零一年四月，本集團購入NordiTube Technologies AB（「NordiTube」）股份4,500,000股，佔NordiTube已發行股本百分之十九權益。總投資金額約為港幣五百六十萬元。NordiTube為一間在斯德哥爾摩聯合交易所上市的公司，其業務主要包括規劃、建造及翻新給水供應系統、氣體供應系統及污水處理。現時，本集團連同從事管道翻新業務之合資伙伴PRS Rohrsanierung GmbH（「PRS」）分別持有NordiTube股本中百分之十九及百分之三十二權益，並成為NordiTube之主要股東。

於二零零一年六月，本公司進一步投資PRS，並獲配售PRS股份6,482,000股，代價約為港幣三千九百萬元，約佔PRS已擴大股本百分之四十四。現時，PRS持有PPRHK百分之三十權益。

其士科技控股有限公司（「其士科技」）

年度內，其士科技集團業績受到中小型企業持續地減少資本投資及本地疲弱經濟所影響。其營業額下跌至港幣十億五千五百萬元。股東應佔溢利減至港幣七百七十六萬元。每股盈利下降至零點九一仙。


CHEVA
TOSHIBA e-STUDIO
其士(商業系統)有限公司介紹最新推出的東芝e-Studio數碼影印機系列及其他產品

年度內，電腦市場受到科技的急速轉變及全球生產過剩影響。另一方面，電訊市場卻受惠於資訊科技的發展及電訊產品與服務質素的不斷改善。流動電話分銷業務及其有關之增值服務所帶來的收益持續上升。然而，由於本地需求下降及延遲推出新科技產品，電訊市場將更為艱難。由於需要攤分成立時的投資成本與折舊，年度內經營Q-Mart店仍錄得虧損，然而，Q-Mart店之整體表現令人滿意。現時，其士科技集團在各地區合共經營十四間Q-Mart店。

其士(網絡科技)有限公司(「其士網絡科技」)於二零零零年年中成立，以提供一站式資訊科技技術及服務。截至二零零一年三月三十一日止，其士網絡科技的主要合約包括由電視廣播有限公司批出價值約港幣二千萬元之光纖網絡及電話系統安裝及維修合約。


其士(網絡科技)有限公司於2000年IT博覽會上以資訊技術科技供應商參展

年度內，互聯網絡部門已終止個人撥號上網服務，並將業務專注為企業客户提供寬頻網絡服務、虛擬專用網絡服務及網絡保安服務。年度後，其士科技集團已出售所有傳訊服務之權益。

其士科技集團於泰國的業務維持穩定增長。去年九月，Chevalier iTech Thai Limited (前稱「Chevalier OA (Thailand) Limited」)於泰國推廣辦公室文儀器材方面奪得兩個獎項，分別為「卓越策略銷售獎」及「最佳分析報告獎」。現時，泰國業務正進行公司架構重組，以確保集團之財務資源能有效地在泰國運用，並加強其資本基礎。

展望未來，其士科技之業務前景十分嚴竣。主要由於全球經濟發展步伐放緩，導致消費意慾下降，加上大量貨品充斥市場和日新月異的科技，均令市場競爭更形熾烈。然而，隨著中國行將加入世界貿易組織而長遠令香港受惠，該等負面因素將逐步被抵銷。其士科技將重組其業務計劃從而改善其競爭力及面對新挑戰。

其士建築集團有限公司(「其士建築」)

截至二零零一年三月三十一日止年度，其士建築集團營業額減至港幣十二億二千六百萬元。年度內之虧損為港幣二千七百六十萬元，每股虧損為港幣十一點六六仙。本港建築業仍然受到疲弱的物業市場所拖累。其士建築業績欠佳主要由於缺乏新工程及在上半年度若干工程延誤所引致。


香港理工大學專業綜合發展大樓

年度內，其士建築集團獲香港理工大學批出一項價值港幣一億四千八百萬元之專業綜合發展大樓建築合約。截至二零零一年三月三十一日止，尚待完成建築工程及土木工程總值分別為港幣六億六百萬元及港幣三億三百萬元。


將軍澳海港發展一三七區第二期之興建海堤及填海工程

隨著上半年利率大幅度調低後，加上政府致力穩定樓市價格，市場交投量已逐步改善。長遠來說，建築業亦因而受惠，並預期將為其士建築帶來更多投資機會。同時，其士建築將進一步加強管理隊伍，並實施嚴謹的成本控制措施。

其士新加坡控股有限公司(「其士新加坡」)

縱使新加坡建築業持續不景氣，截至二零零一年三月三十一日止年度，本集團持有百分之七十一點一權益的附屬公司其士新加坡表現令人滿意。雖然營業額下降百分之三十四至坡幣三千五百九十萬元，年度除稅後溢利卻錄得坡幣五百六十萬元，較去年增長百分之十七點八。盈利主要由於有效地收取應收款項，致使呆壞帳撥備轉回，另外，償還全部銀行貸款和透支後，利息支出因而大幅減少。

由於新加坡政府繼續撥款支持建築行業，以致公共樓宇及基建發展項目工程相對地增加。其士新加坡獲得多項工程，包括土地運輸局現有地下鐵路電梯安裝。其士新加坡將繼續積極在學校、大專院校、社團和圖書館競投安裝電梯工程。

展望

日本及美國的經濟均出現放緩的跡象，包括消費下降、生產呆滯及缺乏信心。美國政府已於上半年度六次大幅度削減利率。由於持續削減資本開支，預期直至本年年底或明年初才重現生機。



周博士、兩位主禮嘉賓聯同各董事於其士三十週年典禮上向來賓祝酒

全國人大會議最近舉行並落實通過中國第十個五年計劃，預期今後五年每年均可錄得百分之七的經濟增長。隨著中國行將加入世界貿易組織，加上開發中國西部，將加快經濟改革，並為香港及海外企業提供大量商機。作為通往內地的橋樑和國際商貿中心，香港將無疑從中獲得重大裨益。其士在國內現有十個辦事處，將為集團帶來機遇。

由於預期全球經濟步伐放緩，加上美國正陷入經濟衰退的危機，香港經濟將受到拖累，並難以維持去年的增長。下半年的經濟表現將依賴美國政府推行的一連串措施以刺激其經濟的有效性。雖然，減息短期未能帶來顯著的影響，相信終能改善本地尤其在投資方面的需求。因此，本集團期望經濟在本年年底或明年初逐漸得到改善。

面對熾烈的市場競爭，加上減少供應私營及公營房屋，預計來年從建築服務及建築業所帶來的收益將會下調。然而，憑藉集團多元化之業務，為集團取得穩定的收益，並加強集團運作的靈活性，令本集團更具競爭能力，以應付變化萬千的市場需求。展望將來，集團承諾將繼續拓展其業務及提高其對股東的價值。

股東及員工

藉此機會，本人謹代表董事會向各位股東過去一年之支持及各員工所作的努力與貢獻表示謝意。

主席兼董事總經理

周亦卿

香港，二零零一年七月十日

於二零零一年三月三十一日，本集團之總資產淨值約為港幣二十一億三千八百一十八萬一千元(二零零零年：港幣二十億四千二百三十一萬三千元)，較二零零零年增加港幣九千五百八十六萬八千元或百分之四點七。

總債務與資本比率為百分之四十六點四七(二零零零年：百分之四十九點零六)及淨債務與資本比率為百分之十點五四(二零零零年：百分之十九點三四)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣二十一億三千八百一十八萬一千元(二零零零年：港幣二十億四千二百三十一萬三千元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣九億九千三百五十四萬三千元(二零零零年：港幣十億一百九十九萬九千元)。現金及銀行結存(包括抵押存款)為港幣七億六千八百二十四萬二千元(二零零零年：港幣六億七百零三萬三千元)，而借貸淨額為港幣二億五千五百三十萬一千元(二零零零年：港幣三億九千四百九十六萬六千元)。本集團之銀行及其他借貸全部均以港元計算，大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息借貸款中，約港幣四億元乃透過對沖掉期息率之固定息率計算。

年度內，財務費用為港幣八千三百七十九萬五千元(二零零零年：港幣五千一百八十萬四千元)，較二零零零年增加港幣三千一百九十九萬一千元。

本公司提供公司擔保，作為授予附屬公司及聯營公司之信貸擔保，分別為總值港幣八億八千九百三十萬二千元及無(二零零零年：港幣四億一千七百九十七萬八千元及港幣一億二百五十萬元)。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部分現金均為港元或美元短期存款。本集團對其資金流動及融資狀況均作出頻密之審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

本集團之主要物業詳列如下：

(甲) 持作投資／自用物業

地點	用途	大約樓面面積平方呎	契約年期	集團所佔權益百分率
香港				
九龍觀塘成業街十六號 怡生工業中心A座地下	工業	16,000	中期	100
新界粉嶺安樂邨安福街一號 其士貨倉大廈	工業	118,300	中期	100
九龍灣常悅道二十一號 其士工程服務中心	工業	177,500	中期	100
九龍灣宏開道八號 其士商業中心十樓 一零一一至一零一九室、 十九至二十三樓及 佔三分一權益之停車位201個	寫字樓及停車場	174,600	中期	100
渣甸山軒德蓀道九號	住宅	9,500	長期	100
石澳道二十號	住宅	5,300	長期	100
新加坡				
Chevalier House, 23 Genting Road, Singapore 349481	工業	80,000	永久業權	71.1
The Blue Building, 10 Genting Road, Singapore 349473	工業	17,000	永久業權	71.1

地點	用途	大約樓面面積平方呎	契約年期	集團所佔權益百分率
加拿大				
4334-4340 Kingston Road, Ontario, MIF 2M8	用作汽車經銷之寫字樓、工場及停車場	20,200	永久業權	100
888 Hamilton Street, Vancouver, B. C.	酒店	86,000	永久業權	39.8
14535-14583, Yonge Street, Aurora, Ontario (位於安大略省Aurora市)	用作汽車經銷之寫字樓、工場及停車場	25,000	永久業權	100
20 Nugget Avenue, Scarborough, Ontario (位於安大略省士嘉堡市)	寫字樓、工商及貨車停車場	22,460	永久業權	100
美國				
430 East Grand Avenue, South San Francisco, CA	工業/貨倉	38,000	永久業權	100
中華人民共和國				
河南省信陽市民權路三五五號	酒店	129,000	中期	70
廣東省廣州市東山廣場十八樓四、五、六、及七室	寫字樓	7,200	中期	50.4
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	寫字樓及陳列室	21,300	永久業權	50.4

(乙) 發展中物業

地點	完成之程度	預算完成之日期	用途	地盤面積 平方呎	發展後大約樓面面積 平方呎	集團所佔權益百分率
中華人民共和國						
東莞市中心H-1-1及H-1-2地段	空置地盤	視乎中國政府撥地之日期	住宅及商業	104,880	524,500	50
東莞市厚街鎮沙塘村沙隆路	工程在進行中	2001年年底	酒店	38,277	123,495	100

(丙) 待售物業

地點	大約樓面面積 平方呎	契約年期	集團所佔權益百分率
中華人民共和國			
上海市徐滙區十八街坊四十八號地塊亦園	370,000	長期	80

(丁) 於中國訂約收購之物業權益

地點	用途	大約樓面面積 平方呎	契約年期	集團所佔權益百分率
北京市朝陽區東環南路二號航華科貿中心包括不同層數之若干物業權益	寫字樓	49,923	長期	45.2

董事會欣然將本公司及本集團截至二零零一年三月三十一日止年度報告書及經審核之帳目提呈列位股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備，環境保護工程，供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，物業發展及投資，提供廣泛的話音與數據通訊設備及服務，系統整合服務及銷售，銷售商業機器及家庭用品。

本集團截至二零零一年三月三十一日止年度以業務及地區分類之營業額及其對本集團經營溢利之貢獻載於財務報告附註第3項內。

業績及撥用

本集團於截至二零零一年三月三十一日止年度之業績載於第34頁之綜合收益表內。中期股息每股港幣二點五仙已於二零零一年三月八日星期四以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份。董事會現建議派發末期股息每股港幣三點五仙，惟股東可選擇以股代息。

股本

年度內，本公司股本之變動載於財務報告附註第28項內。

認購股權計劃

有關本公司之認購股權計劃詳情載於財務報告附註第28項內。

儲備

年度內，儲備之變動載於財務報告附註第29項內。

投資物業

年度內，投資物業之變動載於財務報告附註第12項內。

物業、廠房及設備

年度內，物業、廠房及設備之變動載於財務報告附註第13項內。

財務概要

本集團之財務概要載於第2頁。

主要客户及供應商

年度內，本集團之五大供應商及五大客户分別佔本集團進貨額及銷售額不足百分之三十。除下段「關連交易」披露與其士建築集團的合約外，本公司各董事、其聯繫人士或任何股東（就董事所知擁有超過本公司已發行股份百分之五者）概無與本集團的五大供應商或五大客户有任何權益。

物業

本集團於截至二零零一年三月三十一日之主要物業資料載於第17至19頁。

僱員及薪酬制度

於二零零一年三月三十一日，本集團僱用約4,700名全職員工。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員認購股權計劃等。截至二零零一年三月三十一日止年度內，員工總開支為港幣536,000,000元。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣2,737,000元及其他社團為港幣491,000元。

優先承讓權

本公司細則並無優先承讓權條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

於本年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止，在任董事如下：

執行董事

周亦卿博士 (主席兼董事總經理)
郭海生先生 (副董事總經理)
馮伯坤先生
馮和順先生
簡嘉翰先生
黃奇岳先生
譚國榮先生

獨立非執行董事

Iain Leonard DALE先生
鄭明訓先生
黃宏發先生

根據本公司細則，郭海生先生、馮伯坤先生及簡嘉翰先生須於即將召開之股東週年大會上告退，惟均願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生、簡嘉翰先生、黃奇岳先生及譚國榮先生在若干合約中獲得利益，概因彼等乃其士科技及／或其士建築之董事及／或持有實益權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述以外，本公司或其任何附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

概無董事與本集團於構成競爭之業務中有任何權益。

關連交易

按聯交所證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」的其士建築及其士科技進行交易。聯交所於一九九六年一月三十一日及一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該等豁免，當每次本集團與其士建築及／或其士科技之若干附屬公司按一般及日常業務簽訂的關連交易，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

一、本公司與其士建築簽署一份協議書，由其士建築集團作總承建商不時向本公司若干附屬公司購買升降機及自動梯、冷氣設備系統、機電系統、建築材料及設備及其有關安裝服務。本集團達成以下由上市規則列作的關連交易合約：

總承建商	工程性質	承判商	估計合約金額 港元	本集團應佔權益 百分率
其士建築(香港)有限公司(「其建香港」)	供應及安裝建築材料	其士(建材工程)有限公司	3,640,000	100
其建香港	電力安裝	其士(香港)有限公司(「其士香港」)	2,323,000	100
其士(建築)有限公司(「其建」)	電力安裝	其士香港	38,890,000	100
其建	供應及安裝建築材料	其士(鋁工程)有限公司	569,000	100

截至二零零一年三月三十一日止年度內，有關上述銷售及完成部份工程所收取之款項約為港幣4,158,000元。

二、本公司與其士建築達成行政服務協議，由本集團提供會計、庫務、電子數據處理、公司秘書及人事管理服務予其士建築集團。根據該協議，其士建築集團須按照全年之營業額以百分之零點三支付予本公司作為管理服務費用。截至二零零一年三月三十一日止年度內，其士建築根據該協議支付予本公司之管理費用為港幣3,679,000元。

關連交易(續)

三、本公司之全資附屬公司以市值租金將下列物業出租予其士科技集團及其士建築集團：

業主	租用物業(用途)	租户	年度租金 港元
萬珠發展有限公司	其士商業中心的部份(寫字樓)	其士科技集團	1,379,000
		其士建築集團	1,994,000
威方發展有限公司	其士貨倉大廈的部份(貨倉)	其士科技集團	95,000
		其士建築集團	286,000
拔創有限公司	其士工程服務中心的部份(寫字樓／貨倉)	其士科技集團	7,943,000
		其士建築集團	395,000
富特發展有限公司	富臨小築(渡假屋)	其士科技集團	160,000
		其士建築集團	160,000
鋭中有限公司	富榮花園商場的部份(商店)	其士科技集團	104,000
聯業發展有限公司	銀海商業大廈的部份(寫字樓)	其士科技集團	118,000
星穎有限公司	燕都大廈的部份(寫字樓)	其士科技集團	85,000
星穎有限公司	東山廣場的部份(寫字樓)	其士科技集團	33,000

年度內，其士科技集團及其士建築集團就上述租賃支付予本集團之租金分別約港幣9,917,000元及港幣2,835,000元。

本公司獨立非執行董事認為，截至二零零一年三月三十一日止年度，本集團達成上述之交易為：

(i) 本集團一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之金額。

關連交易(續)

四、於二零零零年八月,本集團與其士建築之全資附屬公司簽訂協議,有關購入PPRHK百分之四十五權益及債項,總代價為港幣21,248,000元(「買賣協議」)。由於本公司為其士建築之控股股東,根據上市規則,買賣協議構成本公司一項關連交易。此項交易已於二零零零年十月完成。

董事股份及認購股權之權益

截至二零零一年三月三十一日,各董事於本公司及其相聯公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所,或遵照公開權益條例第二十九條之規定載於登記冊內權益如下:

(甲) 本公司權益

(i) 股份

董事	普通股股份數目		
	個人權益	家族權益	總數
周亦卿	615,445,993*	—	615,445,993
郭海生	491,083	—	491,083
馮伯坤	456,450	—	456,450
簡嘉翰	145,200	—	145,200
譚國榮	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	—	42,016

* *周亦卿博士實益擁有本公司股份615,445,993股,佔本公司已發行股份約百分之五十。該等股份已在下段「主要股東」中重述。*

董事股份及認購股權之權益（續）

（甲）本公司權益（續）

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	港元		
周亦卿	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	18,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	8,450,000
郭海生	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	10,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
馮伯坤	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	8,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
馮和順	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	2,200,000
簡嘉翰	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	2,200,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000
黃奇岳	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	1,200,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000
譚國榮	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	1,700,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000

認購股權之詳情已載於財務報告附註第28項內。

董事股份及認購股權之權益(續)

(乙) 相聯公司權益

(i) *股份*

董事	相聯公司	普通股股份數目			
		個人權益	公司權益	家族權益	總數
周亦卿	其士科技	34,079,270	431,618,666*	—	465,697,936
	其士建築	41,036,489	87,165,444*	—	128,201,933
	其士新加坡	4,375,000	80,000,000*	—	84,375,000
郭海生	其士科技	12,000,000	—	—	12,000,000
	其士建築	1,326,437	—	—	1,326,437
馮伯坤	其士科技	12,900,000	—	—	12,900,000
馮和順	其士科技	300,000	—	—	300,000
	其士建築	295,600	—	—	295,600
簡嘉翰	其士科技	2,256,000	—	—	2,256,000
譚國榮	其士科技	2,000,000	—	52,000	2,052,000
	其士建築	625,796	—	7,142	632,938

* *周亦卿博士實益擁有本公司股份615,445,993股，佔本公司已發行股份約百分之五十，而本公司則持有其士科技股份431,618,666股、其士建築股份87,165,444股及其士新加坡股份80,000,000股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士科技、其士建築及其士新加坡。*

董事股份及認購股權之權益(續)

(乙)相聯公司權益(續)

(ii) 認購股權

董事	相聯公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士科技	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	14,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	7,000,000
	其士建築	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,400,000
郭海生	其士科技	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	4,300,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000
	其士建築	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,000,000
馮伯坤	其士科技	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	3,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	6,550,000
馮和順	其士科技	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	2,300,000
簡嘉翰	其士科技	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000

除上述外，截至二零零一年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何相聯公司中之證券並無任何權益(按公開權益條例之定義)。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

除上述本公司與其士建築簽署的管理協議外，年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席兼董事總經理，現年六十五歲，彼為其士集團之創辦人及兩間香港上市公司其士科技及其士建築之主席，並為一間新加坡上市公司其士新加坡之主席。彼亦為萬順昌集團有限公司、中國聯合銀行、電視廣播有限公司及邵氏兄弟(香港)有限公司之非執行董事。於一九九五年，周博士榮獲香港理工大學頒授榮譽工商管理博士學位，同年又獲香港大學頒授名譽院士銜；一九九六年及一九九七年更分別獲聘為南京大學校董會名譽董事和獲得香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學、香港科技大學之顧問委員會委員，並為中國浙江大學顧問教授與及四川聯合大學講座教授。周博士一向熱心慈善公益及社會事務，於一九九六年獲選為香港特別行政區第一屆政府推選委員會委員及於一九九五年獲選為香港公益金董事局委員。彼亦於今年初被委任為巴林國駐香港名譽領事。另外，周博士又一直努力不懈積極推動有關專業團體事務，及在個別宗親同鄉會和關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，為表揚及認同周博士對中外社會總體貢獻，英、比、法、日四國給予頒授勳銜，分別為Officer of the Most Excellent Order of the British Empire, Officer in the Order of the Crown, Officier de l'Ordre National du Mérite及The Order of the Sacred Treasure, Gold Rays with Rosette。

郭海生先生，副董事總經理，現年五十一歲，於一九七二年加入其士集團，彼為其士科技、其士新加坡之董事及其士建築之副主席。郭先生亦為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席，並為香港註冊升降機及自動梯工程師；他更被委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責本集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及管理。

董事簡介(續)

執行董事(續)

馮伯坤先生，董事，現年四十九歲，於一九七四年加入其士集團，彼為其士科技之董事總經理及其士新加坡之董事。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合技術，亦包括銷售及分銷流動電話、商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及運作管理。彼亦積極參與本集團物業投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

馮和順先生，董事，現年五十三歲，於一九七零年加入其士集團，彼為其士科技之董事。馮先生負責管理本集團保險業務、財務與租賃業務及業務發展之運作。

簡嘉翰先生，董事及公司秘書，現年五十歲，於一九八六年加入其士集團，彼為其士科技之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團的會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

黃奇岳先生，董事，現年七十二歲，於一九八九年加入其士集團，彼為其士建築之董事。他負責其士集團的內部審核及項目發展。黃先生為澳洲會計師公會高級會員，亦為香港會計師公會資深會員及香港稅務會計師公會資深會員。

譚國榮先生，董事，現年四十歲，於一九八六年加入其士集團，彼為其士建築之董事。除參與管理保險承保、物業發展及物業管理部門外，彼亦負責其士集團法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生除持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑，彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港公司秘書公會之資深會員。同時，彼現還擔任香港保險索償投訴局名譽顧問一職。

董事簡介(續)

獨立非執行董事

Iain Leonard DALE先生，現年六十一歲，於一九九二年加入董事會。彼為英國Henderson TR Pacific Investment Trust plc及Bowman Power Ltd之主席，並獲英國Foreign and Commonwealth Office委任為英國業務大使。彼更為British Council's BOND Scheme之主席，負責處理外國商人在英國工業之事務。他曾為一電力設備集團—Dale Electric International plc之主席及Vislink plc之董事，亦為英國政府South East Asian Trade Advisory Group和Southern Asian Advisory Group之主席。彼曾為British Overseas Trade Board (BOTB)之會員。

鄭明訓先生，現年六十四歲，於一九九八年加入董事會。鄭先生現任中鍵顧問有限公司合夥人。彼曾出任立法局議員、英之傑太平洋有限公司及洛希爾父子(香港)有限公司之主席。鄭先生並擔任香港及英國多間上市公司之非執行董事職務，現為香港科技大學兼任教授及大學顧問委員會委員。

黃宏發先生，現年五十七歲，於一九九九年加入董事會。黃先生自一九八五年起為立法局／立法會之民選議員。他自一九七零年起任教香港中文大學，現任政治及行政學名譽教授。彼亦為新洲印刷集團有限公司之非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University公共行政學碩士學位。

退休金計劃

自二零零零年四月一日起至二零零零年十一月三十日，本公司及其在香港之附屬公司為合資格僱員提供界定供款退休計劃 — 其士集團僱員公積金計劃(「公積金計劃」)(定義見職業退休計劃條例)。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員兩者，分別以僱員薪金百分之三點九至百分之十六比率注入供款。

自二零零零年十二月，香港特區政府根據強制性公積金條例實施強制性公積金計劃(「強積金計劃」)，本集團於香港之退休金計劃政策因而有所變更。由二零零零年十二月一月起，現有僱員可選擇繼續參加公積金計劃或轉為參加強積金計劃；惟所有新入職僱員則只能參加強積金計劃。

強積金計劃為所有年齡介乎十八至六十五歲，並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金百分之五注入供款，惟每月薪金以港幣二萬元為上限。根據法例規定，有關利益須保留至六十五歲退休後方可領取。

年度內，本集團在該等計劃之總供款為港幣22,508,000元，其中已扣除之已沒收供款為港幣5,497,000元，並已在綜合收益表中扣除。於年度結算日已沒收供款而可用以減低僱主之未來供款為數港幣470,000元。

主要股東

於二零零一年三月三十一日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士持有本公司股份615,445,993股，佔本公司已發行股份約百分之五十。

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百分之十。

購買股份或債券之安排

除本公司採納之認購股權計劃及授予若干董事之認購股權外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

審核委員會

審核委員會按上市規則規定成立，並於年內舉行兩次會議，其中成員包括Iain Leonard DALE先生及黃宏發先生。於會議內，委員會已審閱本集團之關連交易、中期及年度報告書，並與管理層討論有關審核、內部監管及財務申報事宜。

最佳應用守則

董事會認為本公司於本年度內均遵守上市規則附錄十四所載之最佳應用守則之指引。

結算日後事項

有關結算日後重要事項之詳情載於財務報告附註第39項內。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席兼董事總經理
周亦卿

香港，二零零一年七月十日

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致CHEVALIER INTERNATIONAL HOLDINGS LIMITED股東
(在百慕達註冊成為有限公司)

本核數師已將刊於第34頁至第83頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於二零零一年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零一年七月十日

截至二零零一年三月三十一日止年度

	附註	2001 港幣千元	2000 港幣千元
營業額	3	3,774,657	4,289,547
銷售成本		(3,115,102)	(3,553,537)
毛利		659,555	736,010
其他收益	4	64,722	132,084
經銷成本		(237,194)	(279,161)
行政支出		(121,041)	(122,069)
其他經營支出	5	(44,790)	(37,347)
財務費用前之經營溢利	6	321,252	429,517
財務費用	7	(83,795)	(51,804)
	3	237,457	377,713
所佔聯營公司業績		(9,752)	623
所佔共同控制實體業績		5,974	375
除稅前溢利		233,679	378,711
稅項	8	(49,460)	(80,359)
未計少數股東權益前溢利		184,219	298,352
少數股東權益		(12,460)	(23,663)
可供分配之溢利	9	171,759	274,689
股息	10	(73,214)	(91,886)
本年度溢利保留		98,545	182,803
每股盈利	11		
基本		15 仙	24 cents
攤薄		14 仙	24 cents

綜合資產負債表

二零零一年三月三十一日結算

	附註	2001 港幣千元	2000 港幣千元
非流動資產			
投資物業	12	377,904	410,958
物業、廠房及設備	13	953,008	880,400
發展中物業	14	35,552	6,279
所佔聯營公司權益	16	82,503	82,237
所佔共同控制實體權益	17	2,881	3,452
證券投資	18	5,780	35,536
有抵押之存款		63,000	—
會所債券		1,869	1,869
		1,522,497	1,420,731
流動資產			
存貨	19	244,532	264,142
待售物業	20	1,161,638	1,163,495
應收帳款、存出按金及預付款項	21	1,040,749	1,127,242
聯營公司應收帳		902	—
共同控制實體應收帳		35,187	39,742
就合約工程應向客戶收取之款項	22	84,688	148,931
應收聯營公司之股息		3,361	1,710
證券投資	18	48,809	95,370
其他無牌價證券短期投資		—	38,364
現金及銀行存款		705,242	607,033
		3,325,108	3,486,029
流動負債			
應付款項、存入按金及應付費用	23	883,058	866,344
應付建築成本費用		176,248	249,362
聯營公司應付帳		79	42
共同控制實體應付帳		19,032	19,032
就合約工程應向客戶支付之款項	22	5,688	75,294
應付票據		120,264	129,374
融資性租賃之債務	24	45	116
遞延之服務性收益		111,846	39,014
課税準備		31,128	60,980
擬派末期股息		43,082	58,283
銀行貸款	25	110,325	263,646
其他有抵押之貸款	26	3,382	3,278
短期銀行貸款及透支		255,032	479,389
		1,759,209	2,244,154
流動資產淨值		1,565,899	1,241,875
總資產減流動負債		3,088,396	2,662,606
非流動負債			
銀行貸款	25	605,964	233,464
其他有抵押之貸款	26	18,840	22,222
融資性租賃之債務	24	—	45
遞延税項	27	—	180
		624,804	255,911
少數股東權益		325,411	364,382
		2,138,181	2,042,313
股本及儲備			
股本	28	307,726	291,413
儲備	29	1,830,455	1,750,900
		2,138,181	2,042,313

本財務報告之34頁至83頁於二零零一年七月十日經董事會通過並由以下董事代表簽署：

郭海生
董事

馮伯坤
董事

資產負債表

二零零一年三月三十一日結算

	附註	2001 港幣千元	2000 港幣千元
非流動資產			
所佔附屬公司權益	15	1,482,926	1,588,448
所佔聯營公司權益	16	17,874	23,438
證券投資	18	5,750	13,178
會所債券		599	599
		1,507,149	1,625,663
流動資產			
應收帳款、存出按金及預付款項		3,321	3,818
附屬公司之應收帳		1,060,566	656,706
聯營公司之應收帳		902	—
應收附屬公司派發之股息		7,043	11,515
證券投資	18	—	54,939
現金及銀行存款		12,093	67,365
		1,083,925	794,343
流動負債			
應付款項、存入按金及應付費用		2,080	5,097
附屬公司之應付帳		943,648	755,817
聯營公司之應付帳		—	26
課稅準備		12,794	13,052
擬派末期股息		43,082	58,283
銀行貸款	25	—	7,920
短期銀行貸款及透支		—	275,993
		1,001,604	1,116,188
流動資產(負債)淨值		82,321	(321,845)
總資產減流動負債		1,589,470	1,303,818
非流動負債			
銀行貸款	25	100,000	20,026
		1,489,470	1,283,792
股本及儲備			
股本	28	307,726	291,413
儲備	29	1,181,744	992,379
		1,489,470	1,283,792

郭海生
董事

馮伯坤
董事

綜合確認損益表

截至二零零一年三月三十一日止年度

	2001 港幣千元	2000 港幣千元
重估投資物業之(虧損)盈餘	(19,422)	30,726
重估自用物業之盈餘	7,598	62,123
申算海外附屬公司財務報告所產生之兌換差額	(9,160)	2,449
所佔聯營公司之儲備	—	(7,615)
未於收益表上確認之淨(虧損)收益	(20,984)	87,683
本年度之溢利	171,759	274,689
確認收益總額	150,775	362,372
因收購附屬公司及聯營公司之額外權益所產生之商譽已直接於儲備中撇除	(17,315)	(3,180)
	133,460	359,192

綜合現金流動表

截至二零零一年三月三十一日止年度

	附註	2001 港幣千元	2000 港幣千元
經營業務之現金注入淨額	30	587,159	1,215,802
投資回報及融資費用			
派發股息		(52,819)	(38,527)
收取聯營公司之股息		1,731	7,017
收取共同控制實體之股息		7,500	5,000
支付附屬公司少數股東之股息		(19,227)	(20,553)
收取證券投資之股息		811	1,144
已收利息		41,822	41,419
已付利息		(88,789)	(65,163)
融資性租賃費用		(11)	(16)
投資回報及融資費用之現金支出淨額		(108,982)	(69,679)
稅項			
繳付利得稅		(83,841)	(58,080)
退還利得稅		5,745	1,480
淨付利得稅		(78,096)	(56,600)
投資業務			
購買物業、廠房及設備		(140,813)	(22,588)
出售物業、廠房及設備		1,357	3,284
發展中物業之增加		(29,833)	—
出售一個物業項目		—	96,138
增購附屬公司之權益		(14,531)	(8,303)
購入附屬公司	31	—	(351,997)
出售附屬公司	32	—	(423)
向前附屬公司借入之款項		—	278
不計入綜合帳目附屬公司之還款		—	595
購入及增購聯營公司之權益		(20,246)	(7)
聯營公司之(借款)還款		(9,667)	4,622
共同控制實體之還款(借款)		4,555	(910)
有抵押存款之增加		(63,000)	—
提取超過三個月之銀行定期存款		—	178,813
提取信託人之現金		—	255,057
投資業務(支出)注入之現金淨額		(272,178)	154,559
融資前之現金注入淨額		127,903	1,244,082
融資	33		
新借銀行及其他貸款		515,700	208,234
償還銀行及其他貸款		(448,491)	(1,615,379)
發行新股		707	705
發行新股之費用		(21)	(22)
附屬公司少數股東之貢獻		2	9,520
償還予附屬公司之少數股東		(24,318)	—
償還融資性租賃債務		(116)	(108)
融資注入(支出)之現金淨額		43,463	(1,397,050)
現金及等同現金淨額之增加(減少)		171,366	(152,968)
於四月一日之現金及等同現金		293,399	445,581
滙兌調整		(5,155)	786
於三月三十一日之現金及等同現金	34	459,610	293,399

1 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股，而本集團之主要業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備、環境保護工程、供應及安裝建築材料及設備、汽車銷售、維修及租賃服務、銷售電腦及辦公室設備及家居用品、一般商品貿易、電訊及傳呼服務、科技及網絡服務及技術與保養服務、保險業務、提供物業管理、酒店及旅遊代理服務、物業投資及買賣、租賃辦公室設備及證券貿易。

2. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業及證券作出調整並符合香港會計實務準則之主要會計政策載列如下：

(a) 綜合帳項基礎

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日止之帳目，並連同本集團擁有於聯營公司及共同控制實體之權益，其表達基準列載於下文(d)及(e)內。

期內收購或出售附屬公司、聯營公司及共同控制實體，其業績包括於本集團之綜合收益表內，均自其有效收購日起或至其售出日止計算。

本集團內各公司之間所有相互之重大交易及往來結餘，已在綜合帳目內對銷。

(b) 商譽

商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於在收購日集團所佔在該等公司淨資產之公平價值之差額，立即在儲備帳中撇除。收購折讓乃指收購附屬公司、聯營公司或共同控制實體當日個別淨值資產公平價值超出收購價格之差額，並於收購當年撥入儲備帳中。

於出售附屬公司，聯營公司或共同控制實體時，過去撇銷或納入儲備之商譽應佔金額已於計算出售附屬公司、聯營公司或共同控制實體溢利或虧損時包括在內。

2. 主要會計政策（續）

(c) 附屬公司之投資

附屬公司為本公司直接或間接持有其發行股本權益逾百份之五十，或控制過半數之投票權或控制董事局或相等之管治機構之公司。

附屬公司投資乃以成本值扣除任何非暫時性減值後，列於本公司之資產負債表內。

(d) 所佔聯營公司權益

聯營公司乃指本集團能對其管理有重大影響力之企業，其中包括參與財務及經營決策。

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，所佔聯營公司之權益乃按本集團應佔其資產淨值列於帳內。

本集團與其聯營公司進行交易時，未實現之損益乃按本集團於有關聯營公司所佔之權益對銷，惟可証明已轉讓資產耗損之未實現虧損則除外。

在聯營公司之投資乃以成本值減除任何非暫時性之減值準備後，計入本公司之資產負債表內。

(e) 合營項目

合營項目乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。

共同控制資產

當一間集團公司直接參與合營項目之活動（此乃歸納為共同控制資產）時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

集團出售或分享應佔共同控制資產產品之收益，包括應佔合營項目之費用，乃按可預知從該等交易中流入（出）之經濟效益確認入帳。

2. 主要會計政策(續)

(e) 合營項目(續)

所佔共同控制實體權益

合營項目如涉及一個獨立實體而各合營方均擁有權益，將被視為共同控制實體。

本集團於共同控制實體的權益乃按本集團應佔該實體的資產淨值加仍未折舊之收購溢價／減折扣列入綜合資產負債表內。本集團應佔共同控制實體的收購後業績則計入綜合收益表內。

本集團與其共同控制實體進行交易時，未實現的損益乃按本集團於有關共同控制實體所佔之權益對銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

本公司於共同控制實體之投資乃按成本值減除任何非暫時性之減值入帳。

(f) 證券投資

證券投資於交易日確認，初步以成本衡量。非(持有至到期債券證券)之投資列作投資證券及其他投資。投資證券乃為已確定長遠策略而持有之證券，於其後之申報日按成本減任何永久減損計算。其他投資按公平值計算，而未變現損益則計入期內之收益表。

(g) 其他短期投資

購入短期投資目的之期權已於結算當日按市值入帳，未實現盈利及損失計入期內收益表。

2. 主要會計政策(續)

(h) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。

投資物業乃按公開市值由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。

於出售重估物業時，有關投資物業重估之盈餘則轉入收益表內。

除契約尚餘之年期為二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(i) 物業、廠房及設備

(i) *酒店物業*

酒店物業乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊入帳)。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值及轉入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。於重估物業出售或退撥時，有關該物業重估之增加則轉入保留溢利。

酒店物業乃按直線攤銷法就其相關物業餘下之土地租賃年限提取折舊費用。

(ii) *其他物業*

持作固定資產之自用物業乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊)入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備內，但若此增值曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，則確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

2. 主要會計政策(續)

(i) 物業、廠房及設備(續)

(ii) 其他物業(續)

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期計提折舊撥備。樓宇之成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，以較短者為準作出折舊撥備。

(iii) 廠房及設備

廠房及設備乃按成本值減去累積折舊列於帳中。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。該等資產於開始使用後產生之費用例如維修和保養及檢修成本通常都會在其產生時在收益表內扣除。當某費用能清楚顯示能令該等資產增加其將來之經濟效益時，該費用將會被資本化作為該固定資產之附加成本。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

持作出租之資產乃按契約訂定租賃之年期計提折舊。

持作融資性租賃之資產乃參照與自用資產一樣之可使用年期計提折舊。

當固定資產之帳面值低於其可收回值時，所載帳面值乃減值至其可收回值。於釐定固定資產的可收回值時，並非按預期未來現金流量之現值計算。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(j) 待售及發展中物業

待售物業乃按成本或出售淨值之兩者較低值入帳。發展中物業乃按成本值及在適當情況下扣除撇賬準備入帳。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。可變現淨值為管理層根據現行市場情況或如已訂定有約束力的出售合同，則根據協議出售價作出之估值。

2. 主要會計政策(續)

(k) 存貨

存貨乃按成本或可變現值兩者較低值入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及按加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除銷售費用計算。

(l) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算日進行之合約活動的完工程度計入收益表。當一項合約的成果不能可靠地估計時，合約成本會在產生的會計期間確認為支出。當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，按情況呈列於資產負債表為「就合約工程應向客戶收取之款項(作為資產)」或「就合約工程應向客戶支付之款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債，客戶尚未支付按工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

(m) 收益之計算

當一項安裝合約的成果能夠可靠地估計時，合約之收入乃根據年度施工之價值，按完工百分比法確認。當一項合約成果不能可靠地估計時，只將已產生而可能取回的合約成本確認為收入。

未預售之發展中物業，其銷售物業收益乃按買賣雙方已簽署具約束力之銷售協議文件後或有關當局簽發樓宇入伙紙之日期，於兩者中取其最後之日期作為收益之確認。

來自預售發展中物業之收益，乃按完成進度入帳及按照於各財政年度內已支出之建築成本與整項發展計劃估計建築成本之總額之比例計算。

物業銷售及轉讓之收入乃按買賣雙方簽署具約束力之銷售協議文件後入帳。

銷售貨品之收益乃按貨品送出後或貨品所有權轉予客戶後入帳。

提供服務之收益乃於提供服務時入帳。提供服務前預收之款項乃包括在遞延收益內。

保險代理佣金之收益乃按各保單之生效及續期日起計算。

2. 主要會計政策(續)

(m) 收益之計算(續)

保險業務之收益乃按保單被客户接納及公司發出相關之付款通知書時確認。

利息收益乃按時間比例入帳，並已根據本金之結餘及有關之利率作出計算。

股息收益須俟股東收受股息之權利被確認時入帳。

出售證券之收益乃於交易產生時入帳。

租金收入及其他營業性租賃收益乃按直線攤銷法據其租賃年期入帳。

(n) 營業性租賃

有關租賃合約所涉及資產之擁有權，如其產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客户之租賃收益，乃以個別租賃期按直線攤銷法列入收益表內。

(o) 融資性租賃

有關租賃合約所涉及資產之擁有權，如其所產生之主要報酬及風險皆由本集團所持有及承擔，此類租賃合約乃歸納為融資性租賃契約。持作融資性租賃之資產乃按本集團於購買該資產時所支付之公平價值撥作成本值。故對承租者而言，其扣除利息支出後之相應負債乃包括在資產負債表中之「融資性租賃之債務」內。財務成本(乃代表租賃契約之總承擔額與購買該資產公平價值之差額)乃按相關契約之期限平均分攤列入收益表內。

(p) 借貸成本

於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份，符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產大致上已可供使用或出售時而停止資本化。因將某些等待使用於符合規定的資產的借貸用作暫時投資用途而引致之投資收益，已於資本化之借貸成本中扣除。

其他之借貸成本，乃於費用發生時確認為支出。

2. 主要會計政策(續)

(q) 外幣換算

除不在香港經營之公司外，本集團之會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際滙率或合約交收日滙率兑換為港幣。資產負債表結算日之外幣資產及負債概按結算日滙率伸算為港幣。所有外滙盈虧均於收益表內結算。

編制綜合帳時，海外附屬公司、聯營公司及共同控制實體之財務報告乃按結算日滙率伸算為港元，而所產生之滙率損益均轉入外滙兑換浮動儲備帳。

(r) 税項

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算。時差乃指在税務上計算的若干收支項目報税之期間與將該等項目列入財務報表之時間不同而產生的差異。因時差影響而產生之税項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

(s) 等同現金

等同現金項目指可隨時轉換為已知數額之現金，並且在購入時距離期滿日不超過三個月的短期而且高度流通之投資，再扣除須於借入貸款日起計三個月內應償還的銀行貸款後所得的數額。

3. 營業額及溢利貢獻

	營業額		盈利貢獻	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
以業務區劃：				
供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程設備	1,741,008	1,736,889	166,745	132,799
建築材料及設備之供應及安裝	271,633	565,024	97,837	89,846
汽車銷售、維修及租賃服務	332,360	385,152	630	3,584
銷售電腦、商業機器及租賃設備	534,941	563,828	8,639	14,367
一般商品貿易	121,081	95,670	(7,527)	(6,562)
通訊系統、資訊科技及網絡服務、技術及保養服務	408,324	478,716	19,448	33,588
物業投資及買賣	59,851	244,576	(16,792)	31,482
保險業務	125,206	16,498	(845)	(2,218)
物業管理、酒店及旅遊代理服務及其他	180,253	203,194	(30,678)	80,827
	3,774,657	4,289,547	237,457	377,713
以地區分類：				
香港	2,563,990	2,736,334	140,878	289,525
中華人民共和國(不包括香港)(「中國」)	372,501	648,269	51,506	46,746
加拿大	349,136	402,780	2,623	2,840
新加坡	164,118	268,714	32,688	29,628
美國	90,681	83,572	334	(1,052)
泰國	141,433	145,314	8,917	13,175
其他	92,798	4,564	511	(3,149)
	3,774,657	4,289,547	237,457	377,713

4. 其他收益

	2001 港幣千元	2000 港幣千元
其他收益包括：		
出售一物業項目之溢利	—	74,998
銀行及其他利息收入	36,072	38,531
債務證券之利息收入	5,311	4,225
有牌價證券之已收及應收股息	811	1,144
聯營公司虧損撥備之撥回	3,000	—
管理費收入	7,114	7,772

5. 其他經營支出

	2001 港幣千元	2000 港幣千元
其他經營支出包括：		
重估自用物業虧絀	1,510	4,445
呆壞帳撥備	3,039	22,227
出售物業、廠房及設備之虧損	4,291	1,002
滙兌虧損	23,441	—

6. 財務費用前之溢利

	2001 港幣千元	2000 港幣千元
財務費用前之溢利已扣除下列各項目：		
物業、廠房及設備之折舊		
自用資產	55,344	46,346
融資租賃之資產	43	63
	55,387	46,409
減：撥作施工中工程成本	(71)	(99)
	55,316	46,310
核數師酬金	4,876	4,429
包括董事酬金之員工開支（*附註a*）	536,092	546,714
關於租賃以下項目之營業性租賃費用		
樓宇	31,805	99,876
其他	687	696
	32,492	100,572
證券投資之已實現及未實現之淨虧損	30,165	—
及已包括下列收入：		
物業租金收入港幣58,781,000元（二零零零年：港幣29,261,000元）減支出（*附註b*）	46,139	14,884
設備租賃收益港幣434,000元（二零零零年：港幣544,000元）減支出	253	395
滙兑收益	—	8,611
證券投資之已實現及未實現淨收益	—	21,247

附註：

(a) 員工開支包括裁減員工支出合共港幣4,826,000元（二零零零年：港幣3,239,000元）。

(b) 已包括從共同控制資產收取之租金港幣2,303,000元（二零零零年：港幣630,000元）減支出港幣943,000元（二零零零年：港幣306,000元）

7. 財務費用

	2001 港幣千元	2000 港幣千元
銀行貸款、透支及其他貸款		
償還期不超逾五年之利息	85,270	57,018
其他貸款之利息	2,636	493
融資性租賃費用	11	16
	87,917	57,527
減：撥作合約工程成本之利息	(4,122)	(5,723)
	83,795	51,804

資本化之借貸費用乃按平均資本化利率約8%(二零零零年：8%)計算撥入合規格資產之支出。

8. 稅項

	2001 港幣千元	2000 港幣千元
各種稅項包括：		
本公司及附屬公司		
本年利得稅		
香港	35,527	64,755
海外	13,088	10,176
遞延稅項		
香港	(180)	(915)
	48,435	74,016
聯營公司		
本年利得稅		
香港	805	4,607
共同控制實體		
本年利得稅		
香港	220	1,736
	49,460	80,359

香港利得稅準備乃根據各公司之估計應課稅之溢利扣除結存之稅項虧損寬減，按稅率16%(二零零零年：16%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

在本年度中並沒有就潛在之遞延稅項撥回／(稅額)作出撥備，詳情已在附註27中披露。

9. 本年度溢利

本集團之本年度溢利中，計算於本公司收益表內之溢利為港幣242,551,000元（二零零零年：港幣8,515,000元）。

10. 股息

	2001 港幣千元	2000 港幣千元
已派中期股息		
每股港幣2.5仙予1,202,859,743		
（二零零零年：每股港幣3仙予1,119,451,648股）	30,071	33,584
擬派末期股息		
每股港幣3.5仙予1,230,904,366股		
（二零零零年：每股港幣5仙予1,165,654,152 股）	43,082	58,283
派發已於截止辦理股份過戶登記日前辦妥登記		
手續而發行之新增股份之上年度末期股息	61	19
	73,214	91,886

二零零一年三月三十一日止年度擬派末期股息之計算方式，乃假設沒有認購股權持有人於股息派發日前認購股份。若所有認購股權持有人均於本年末期股息截止過戶前行使其認購股權，應付之股息將增加為港幣3,581,000元。

股東可選擇收取本公司發行面值港幣0.25元之股份以代替部份或全部之中期及末期股息。

11. 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

	2001 港幣千元	2000 港幣千元
就計算基本每股盈利之溢利	171,759	274,689
所佔附屬公司業績之調整（按攤薄每股盈利計算）	(68)	(328)
就計算攤薄每股盈利之溢利	171,691	274,361
	股數	
	千股	千股
就計算基本每股盈利之普通股份加權平均股數	1,182,860	1,122,435
潛在可攤薄普通股份之影響：		
認購股權（附註）	11,093	9,387
就計算攤薄每股盈利之普通股份加權平均股數	1,193,953	1,131,822

附註：在計算攤薄每股盈利時，由於某些股權行使價高於二零零零年及二零零一年止年度內之每股平均市值，故並不假設其尚未行使之認購股權將獲行使。

12. 投資物業

	香港 中期契約 港幣千元	中華人民 共和國 中期契約 港幣千元	海外 永久業權 港幣千元	總額 港幣千元
本集團				
估值				
二零零零年四月一日	194,750	11,250	204,958	410,958
外滙兌換調整	—	—	(8,752)	(8,752)
重估虧損	(8,667)	(1,650)	(13,985)	(24,302)
二零零一年三月三十一日	186,083	9,600	182,221	377,904

附註：

(a) *位於香港之投資物業包括本集團應佔共同控制資產之權益，其所載值為港幣23,333,000元（二零零零年：港幣26,000,000元）。*

(b) *所有物業均由獨立專業測量師於二零零一年三月三十一日按公開市值予以重估。位於香港及中華人民共和國之物業，乃按簡福貽測量行及戴德梁行之估值予以重估。海外物業乃根據專業之測量顧問CB Richard Ellis (Pte) Limited及戴德梁行之估值予以重估。*

(c) *帳面所載值合共港幣170,972,000港元（二零零零年：港幣182,980,000元）之投資物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務（資料已於附註25及36中披露）。*

(d) *本年度之投資物業租金收入為港幣19,154,000元（二零零零年：港幣14,302,000元）。*

13. 物業、廠房及設備

	自用物業								酒店物業		機器工具、發射接收器及通訊設備	傢俬、裝置、其他設備及汽車		
	香港		中國			海外			中國	海外			持作	
	長期契約 港幣千元	中期契約 港幣千元	長期契約 港幣千元	中期契約 港幣千元	短期契約 港幣千元	永久權益 港幣千元	長期契約 港幣千元	中期契約 港幣千元	中期契約 港幣千元	永久業權 港幣千元	港幣千元	自用 港幣千元	租賃用途 港幣千元	總額 港幣千元
本集團														
成本值或估值														
二零零零年四月一日	81,700	447,050	12,818	19,370	645	59,772	18,584	6,251	26,000	80,250	88,984	175,914	1,102	1,018,440
外匯兌換調整	—	—	—	—	—	(4,256)	(794)	(999)	—	(6,000)	(941)	(2,233)	(65)	(15,288)
購置	105,988	—	—	—	—	—	—	—	849	—	12,589	20,681	706	140,813
出售	—	—	—	—	—	—	—	—	(203)	—	(16,563)	(24,595)	(637)	(41,998)
重新分類	—	—	—	—	—	—	—	—	11,850	—	(5,083)	(6,767)	—	—
重估(虧損)盈餘	(1,888)	(10,670)	(706)	(1,000)	(55)	5,794	(1,169)	(110)	(1,312)	(3,712)	—	—	—	(14,828)
二零零一年三月三十一日	185,800	436,380	12,112	18,370	590	61,310	16,621	5,142	37,184	70,538	78,986	163,000	1,106	1,087,139
累積折舊														
二零零零年四月一日	—	—	—	—	—	—	—	—	—	—	43,020	94,606	414	138,040
外匯兌換調整	—	—	—	—	—	—	—	—	—	—	(634)	(1,560)	(23)	(2,217)
本年度折舊	1,738	9,481	240	806	55	1,642	415	375	4,053	1,638	10,770	23,941	233	55,387
出售撥回	—	—	—	—	—	—	—	—	(84)	—	(14,556)	(21,376)	(334)	(36,350)
重新分類	—	—	—	—	—	—	—	—	370	—	(160)	(210)	—	—
重估註銷	(1,738)	(9,481)	(240)	(806)	(55)	(1,642)	(415)	(375)	(4,339)	(1,638)	—	—	—	(20,729)
二零零一年三月三十一日	—	—	—	—	—	—	—	—	—	—	38,440	95,401	290	134,131
賬面淨值														
二零零一年三月三十一日	185,800	436,380	12,112	18,370	590	61,310	16,621	5,142	37,184	70,538	40,546	67,599	816	953,008
二零零零年三月三十一日	81,700	447,050	12,818	19,370	645	59,772	18,584	6,251	26,000	80,250	45,964	81,308	688	880,400

本集團物業、廠房及設備之成本值及估值分析如下：

	自用物業 香港 長期契約 港幣千元	香港 中期契約 港幣千元	中國 長期契約 港幣千元	中國 中期契約 港幣千元	中國 短期契約 港幣千元	海外 永久權益 港幣千元	海外 長期契約 港幣千元	海外 中期契約 港幣千元	酒店物業 中國 中期契約 港幣千元	酒店物業 海外 永久業權 港幣千元	機器工具、發射接收器及通訊設備 港幣千元	傢俬、裝置、其他設備及汽車 自用 港幣千元	持作租賃用途 港幣千元	總額 港幣千元
成本值	—	—	—	—	—	—	—	—	—	—	78,986	163,000	1,106	243,092
二零零一年專業估值	185,800	436,380	9,500	18,370	—	61,310	16,621	5,142	26,000	70,538	—	—	—	829,661
二零零一年董事之估值	—	—	2,612	—	590	—	—	—	11,184	—	—	—	—	14,386
	185,800	436,380	12,112	18,370	590	61,310	16,621	5,142	37,184	70,538	78,986	163,000	1,106	1,087,139

附註：

(a) 若干位於中華人民共和國之物業，乃根據董事按現有用途之基準予以重估。位於香港、中華人民共和國及除上述地區外之海外物業乃根據獨立之測計師簡福貽測量行、戴德梁行、CKS Property Consultants Pte Ltd、Brook International (Thailand) Limited及CIBI Information Inc按二零零一年三月三十一日之公開市值予以重估。

(b) 若該類物業按成本值減累積折舊入帳，於二零零一年三月三十一日，其所載值為港幣827,355,000元(二零零零年：港幣741,249,000元)。

(c) 物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務，(資料已於附註25及36中披露)，其帳面所載值為港幣547,054,000元(二零零零年：港幣517,033,000元)。

(d) 持作融資性租賃用途之機器、工具及設備，其帳面淨值為港幣160,000元(二零零零年：港幣203,000元)。

14. 發展中物業

	中國酒店物業中期契約 港幣千元	海外永久業權土地 港幣千元	總額 港幣千元
本集團			
成本值			
一九九九年四月一日結存	—	—	—
外滙兌換調整	—	104	104
收購附屬公司	—	6,175	6,175
二零零零年三月三十一日結存	—	6,279	6,279
外滙兌換調整	—	(560)	(560)
增加	29,833	—	29,833
二零零一年三月三十一日結存	29,833	5,719	35,552

15. 所佔附屬公司權益

	本公司 2001 港幣千元	本公司 2000 港幣千元
有牌價證券成本值扣減損準備		
香港	171,225	129,868
新加坡	77,014	77,014
無牌價證券成本值扣減損準備	985,165	1,061,751
附屬公司之應收帳	249,522	319,815
	1,482,926	1,588,448
有牌價證券之市值		
香港	112,921	217,906
新加坡	86,600	123,216

有關本集團於二零零一年三月三十一日各主要附屬公司之資料，已載於第75至79頁。

根據各董事之意見，若將所有附屬公司之資料全部列出，乃過於冗長。所載之附屬公司資料，乃影響本集團各主要業績或資產之公司。

16. 所佔聯營公司權益

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
所佔資產淨值				
有牌價聯營公司－香港	21,796	32,099	—	—
無牌價聯營公司	51,900	50,138	—	—
成本值扣減損準備				
有牌價聯營公司－香港	—	—	17,874	23,438
聯營公司之應收帳	8,807	—	—	—
	82,503	82,237	17,874	23,438
有牌價聯營公司之市值	16,561	24,771	13,381	19,917

有關本集團於二零零一年三月三十一日各主要聯營公司之資料，請參閱第80頁。

根據各董事之意見，若將所有聯營公司之資料全部列出，乃過於冗長。故所載之聯營公司資料，乃影響本集團各主要業績或資產淨值之公司。

17. 所佔共同控制實體權益

	本集團	
	2001	2000
	港幣千元	港幣千元
所佔資產淨值	2,881	3,452

有關本集團於二零零一年三月三十一日各主要共同控制實體之資料，請參閱第81頁。

根據各董事之意見，若將所有共同控制實體之資料全部列出，乃過於冗長。故所載共同控制實體之資料，乃影響本集團各主要業績或資產淨值之公司。

18. 證券投資

	本集團		本公司	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
其他投資：				
股本證券				
有牌價				
香港	11,413	28,175	5,750	13,178
海外地區	—	25,586	—	—
債務證券				
有牌價				
海外地區	38,728	77,115	—	54,939
無牌價				
海外地區	4,448	30	—	—
	54,589	130,906	5,750	68,117
有牌價證券之市值				
股本證券				
香港	11,413	28,175	5,750	13,178
海外地區	—	25,586	—	—
債務證券				
海外地區	38,728	77,115	—	54,939
	50,141	130,876	5,750	68,117
作財務報告用途之帳面值分析如下：				
非流動	5,780	35,536	5,750	13,178
流動	48,809	95,370	—	54,939
	54,589	130,906	5,750	68,117

19. 存貨

	本集團	
	2001 港幣千元	2000 港幣千元
原材料	34,235	27,144
待售存貨	199,938	211,992
耗用物料	10,359	25,006
	244,532	264,142

於本年度內轉化為費用之存貨為港幣1,159,336,000元（二零零零年：港幣1,398,093,000元）。

於二零零一年三月三十一日，待售存貨包括按可變現淨值計算之存貨合共港幣86,114,000元（二零零零年：港幣120,046,000元）。

20. 待售物業

於本年度中，待售物業之成本為港幣3,135,000元(二零零零年：港幣203,123,000元)。

於二零零一年三月三十一日，待售物業已包括按可變現淨值計算之物業為港幣413,900,000元(二零零零年：港幣534,554,000元)。

於二零零一年三月三十一日，待售物業包括本集團應佔共同控制實體之資產，其所載值為港幣17,151,000元(二零零零年：港幣17,151,000元)。

21. 應收帳款、存出按金及預付款項

於二零零一年三月三十一日，應收帳款、存出按金及預付款項包括本集團所佔共同控制實體資產內之應收帳款為港幣790,000元(二零零零年：港幣238,000元)。

於二零零一年三月三十一日，應收帳款、存出按金及預付款項包括應收貨款港幣706,231,000元(二零零零年：港幣653,625,000元)。應收貨款之帳齡分析如下：

	本集團	
	2001 港幣千元	2000 港幣千元
0－60天	578,204	517,722
61－90天	34,553	31,336
逾90天	93,474	104,567
	706,231	653,625

本集團已於各項核心業務建立對客户之信貸政策。給予貿易客户之平均信貸期為60天。

22. 就合約工程應向客户收取(支付)之款項

	本集團	
	2001 港幣千元	2000 港幣千元
於結算日之施工中合約：		
已產生之合約成本	4,209,048	3,848,664
已確認利潤減已確認虧損	408,560	310,612
	4,617,608	4,159,276
減：進度款	(4,538,608)	(4,085,639)
	79,000	73,637
分析為：		
應收客户之款項(包括於流動資產內)	84,688	148,931
應付客户之款項(包括於流動負債內)	(5,688)	(75,294)
	79,000	73,637

於二零零一年三月三十一日，客户就合約工程所持之保固金為港幣119,571,000元(二零零零年：港幣131,164,000元)。而同時就合約工程收取客户預付款為港幣8,840,000元(二零零零年：港幣12,101,000元)。

23. 應付款項、存入按金及應付費用

於二零零一年三月三十一日，應付款項、存入按金及應付費用包括本集團所佔共同控制實體資產之債務承擔為港幣653,000元(二零零零年：港幣319,000元)。

於二零零一年三月三十一日，應付款項、存入按金及應付費用包括應付貨款港幣364,194,000元(二零零零年：港幣449,324,000元)。應付貨款之帳齡分析如下：

	本集團	
	2001	2000
	港幣千元	港幣千元
0－60天	338,211	417,883
61－90天	8,931	10,663
逾90天	17,052	20,778
	364,194	449,324

24. 融資性租賃之債務

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
融資性租賃債務償還期為				
一年內	45	116	—	—
一至二年內	—	45	—	—
	45	161		
減：償還期為一年內之融資性租賃債務(包括在流動負債中)	(45)	(116)	—	—
	—	45	—	—

25. 銀行貸款

	本集團		本公司	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
償還銀行貸款日期如下：				
一年內償還	110,325	263,646	—	7,920
銀行貸款償還期為：				
一至二年內	174,520	83,017	100,000	7,920
二至五年內	181,670	133,694	—	12,106
超逾五年	249,774	16,753	—	—
	716,289	497,110	100,000	27,946
減：償還期為一年內之銀行貸款 (包括在流動負債內)	(110,325)	(263,646)	—	(7,920)
	605,964	233,464	100,000	20,026
有抵押	598,789	497,110	—	27,946
無抵押	117,500	—	100,000	—
	716,289	497,110	100,000	27,946

有抵押之銀行貸款乃以本集團若干之物業及其他資產作固定抵押，其帳面所載值合共港幣1,323,689,000元(二零零零年：港幣1,004,439,000元)。銀行貸款之利息乃按商業利率計算，而貸款需分期償還，最後一期需於二零一二年清還。

26. 其他貸款

	本集團		本公司	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
償還其他貸款日期如下：				
一年內償還	3,382	3,278	—	—
償還期為				
一至二年內	3,508	3,382	—	—
二至五年內	11,296	10,908	—	—
超逾五年	4,036	7,932	—	—
	22,222	25,500	—	—
減：一年內償還之其他貸款 (包括在流動負債內)	(3,382)	(3,278)	—	—
	18,840	22,222	—	—

其他貸款乃以本集團若干之物業作固定押抵，其帳面所載值合共港幣12,613,000元(二零零零年：港幣12,613,000元)。該類貸款之利息乃按月根據商業利率計算。

27. 遞延税項

	本集團	
	2001	2000
	港幣千元	港幣千元
於四月一日之結餘	180	1,095
減：回轉時差引起之回撥	(180)	(915)
於三月三十一日之結餘	—	180

就計入收益表之折舊費超出折舊免税額所引起之時差已提取遞延税項。

本集團於結算日未有在財務報告作出撥備之主要潛在遞延税項資產，其概要如下：

	本集團	
	2001	2000
	港幣千元	港幣千元
時差所引致之税務影響：		
超出折舊免税額的折舊費	2,623	5,567
未徵用的税項損失	116,894	97,151
其他時差	293	1,807
	119,810	104,525

於本年度中，未予確認之遞延税項撥回／（税款）如下：

	本集團	
	2001	2000
	港幣千元	港幣千元
時差所引致之税務影響：		
超出折舊免税額的折舊費	(2,944)	883
未徵用的税項損失	19,743	13,917
其他時差	(1,514)	1,360
	15,285	16,160

本財務報告並未確認用作抵銷本集團將來可預見利潤之遞延税項資產。

27. 遞延稅項(續)

由於出售香港、新加坡及泰國重估物業之盈利或虧損並不會產生稅務負債，故並未為此重估物業所產生之盈餘或虧損作出遞延稅項準備。按此，重估物業之盈虧並不會構成稅務上之時差。

因出售位於中華人民共和國之物業並不產生稅務負債，故對重估時所引起重估之虧損並未作出遞延稅項準備。按此，重估物業之虧損並不會構成稅務上之時差。

於結算日，海外附屬公司尚未利用之稅項虧損而引致的潛在遞延稅項資產，其最長之稅項豁免有效期如下：

	2001 港幣千元	2000 港幣千元
2001	328	48
2002	368	26
2003	2,361	2,386
2004	216	250
2005	512	560
2006	219	272
2007	319	340
2008	1,020	992
2009	1,665	1,663
2010	422	422
2012	24	11
2013	—	90
2018	214	—

應予提取及未提取之遞延稅項對本公司之影響極微。

28. 股本

	每股面值 港幣0.25元之 普通股數目	票面值 港幣千元
法定股本：	1,700,000	425,000
已發行及繳足股本：		
一九九九年三月三十一日	1,115,181,107	278,795
發行新股以代替現金股息	49,383,045	12,346
行使認購股權所發行之股份	1,090,000	272
二零零零年三月三十一日	1,165,654,152	291,413
發行新股以代替現金股息	64,038,214	16,010
行使認購股權所發行之股份	1,212,000	303
二零零一年三月三十一日	1,230,904,366	307,726

28. 股本(續)

附註：

(a) 法定及已發行股本

法定股本於二零零一年三月三十一日止之兩個年度內，並沒有任何變動。

於本年度內，35,993,591及28,044,623(二零零零年：3,618,541及45,764,504)股本公司股份已發給予選擇以新股代替現金股息之股東，其認購價分別以每股港幣0.5700元及0.5377元(二零零零年：港幣0.5558元及港幣0.5795元)計算，總代價約為港幣35,596,000元(二零零零年：港幣28,531,000元)及由於行使認購股權計劃中行使價分別為港幣0.6464元(二零零零年：港幣0.6464元)及港幣0.5376元(二零零零年：港幣0.5376元)之股權而發行512,000股(二零零零年：1,090,000股)及700,000股(二零零零年：無)，其總代價約為港幣707,000元(二零零零年：港幣705,000元)。

(b) 認購股權計劃

於一九九一年通過採納一項有利於本公司及其附屬公司全體僱員之僱員認購股權計劃。根據該計劃，董事會可酌情決定邀請全職僱員(包括執行董事在內)，認購合共不超過已發行股數總額10%之股份，惟認購價不會低於股份面值，亦不會低於認購股權邀請書之日期前五個交易日本公司之股份在香港聯合交易所之平均收市價之80%(取兩者較高之價格)。認購股權不可在接納日期後六個月內或三年半後行使，同時於二零零一年十月六日後，不得再授予認購股權予任何人仕或使彼等若完全行使認購股權時其持股量超過認購股權計劃中認購股份總數之25%。

有關截至二零零一年三月三十一日之兩年內授予及行使之認購股權之詳情如下：

二零零零年

行使認購股權時須支付之每股價格 港元	行使認股權之期限	行使認購股權可發行股數 二零零零年四月一日未獲行使	年內授予	年內已獲行使	已註銷	二零零一年三月三十一日未獲行使
0.5376	3/9/1998-3/9/2001	46,900,000	—	—	—	46,900,000
0.6464	7/10/1998-6/10/2001	26,200,000	—	(1,090,000)	(2,146,000)	22,964,000
0.4880	30/6/2000-29/6/2003	—	34,150,000	—	—	34,150,000
		73,100,000	34,150,000	(1,090,000)	(2,146,000)	104,014,000

二零零一年

行使認購股權時須支付之每股價格 港元	行使認股權之期限	行使認購股權可發行股數 二零零零年四月一日未獲行使	年內授予	年內已獲行使	已註銷	二零零一年三月三十一日未獲行使
0.5376	3/9/1998-3/9/2001	46,900,000	—	(700,000)	—	46,200,000
0.6464	7/10/1998-6/10/2001	22,964,000	—	(512,000)	(482,000)	21,970,000
0.4880	30/6/2000-29/6/2003	34,150,000	—	—	—	34,150,000
		104,014,000	—	(1,212,000)	(482,000)	102,320,000

每位獲授予之人仕可以港幣1元代價獲得所授予認購股權。按本公司現行股份之架構，當上述認購股權全部行使後，本公司將因此而增發每股面值港幣0.25元之額外股份共102,320,000(二零零零年：104,014,000)股，其現金總收入約共港幣55,704,000元(二零零零年：港幣56,723,000元)。

28. 股本(續)

(c) 其士科技控股有限公司「其士科技」之認購股權計劃

於一九九一年，本公司之附屬公司「其士科技」，採納了一認購股權計劃，惠及其公司及其附屬公司之全職僱員，而根據此項計劃其士科技之董事會可酌情邀請全體僱員(包括執行董事在內)，認購最多不超過已發行股本百份之十，而認購價將不低於授出認購股權之日期前五個交易日其士科技股份於香港聯合交易所有限公司之平均收市價百份之八十與其士科技股份面值兩者中之較高價格。認股權不可在認股權計劃接納日期後不足六個月或該日期後但超過三年半行使，並於二零零一年十月六日後停止授出此等認購股權，而任何人士獲授之認購股權全部行使時，概不得使已獲發行之股份總額，超過可發行之認購股權可認購之股份總數百份之二十五。

有關截至二零零一年三月三十一日之兩年內授予及行使之認購股權之詳情如下：

二零零零年

行使認購股權時須支付之每股價格 港元	行使認股權之期限	認購股權可認購股份之數目 一九九九年四月一日未獲行使	年內授予	年內已獲行使	已註銷	二零零零年三月三十一日未獲行使
0.3376	3/9/1998-2/9/2001	40,900,000	—	(17,300,000)	—	23,600,000
0.3376	4/9/1998-3/9/2001	7,300,000	—	(2,300,000)	—	5,000,000
0.3920	7/10/1998-6/10/2001	9,076,000	—	(6,772,000)	(1,308,000)	996,000
0.4640	30/6/2000-29/6/2003	—	28,550,000	—	—	28,550,000
		57,276,000	28,550,000	(26,372,000)	(1,308,000)	58,146,000

二零零一年

行使認購股權時須支付之每股價格 港元	行使認股權之期限	認購股權可認購股份之數目 二零零零年四月一日未獲行使	年內授予	年內已獲行使	已註銷	二零零一年三月三十一日未獲行使
0.3376	3/9/1998-2/9/2001	23,600,000	—	—	—	23,600,000
0.3376	4/9/1998-3/9/2001	5,000,000	—	—	—	5,000,000
0.3920	7/10/1998-6/10/2001	996,000	—	(20,000)	—	976,000
0.4640	30/6/2000-29/6/2001	28,550,000	—	—	—	28,550,000
		58,146,000	—	(20,000)	—	58,126,000

28. 股本(續)

(d) 其士新加坡控股有限公司「其士新加坡」之認購股權計劃

其士新加坡控股有限公司「其士新加坡」乃本公司之一附屬公司及於一九九五年十二月十五日在新加坡股票交易所有限公司第一級股票市場上市。「其士新加坡」採納了一命名為其士職工認購股權計劃，該計劃惠及其士新加坡及其附屬公司之全職僱員(包括執行董事)。而根據此項計劃其士新加坡之董事會可酌情邀請全職僱員(包括執行董事)，認購最多不得超逾當時已發行股本百份之五，而認購價將不低於授出認購股權之日期前三個交易日其士新加坡股份於新加坡股票交易所有限公司之平均收市價與其士新加坡股份面值兩者中之較高價格。認股權不可在認購股權計劃接納日期後不足十二個月或該日期後但超過六十個月後行使，沒有職級在總經理或以上職位之員工可獲授予超過佔該認購股權計劃所發行股份總數百分之五十或以上。而任何人士獲授認購股權之數目，不可超過認購股權計劃所發行股份總數百份之二十五。

截至二零零一年止年度之兩個年度內，並沒有授予、獲行使或註銷任何屬於本計劃之認購股權。同時，於一九九八年一月十二日至二零零一年一月十一日內可以行使(指本年度初期仍未獲行使之認購股權)每股面值0.59新加坡元之204,000份認購股權已於二零零一年一月十一日逾期失效。

29. 儲備

集團

	股本溢價 港幣千元	資本儲備 港幣千元	資本 購回儲備 港幣千元	物業重估儲備 投資物業 港幣千元	物業重估儲備 自用物業 港幣千元	外滙兌換 浮動儲備 港幣千元	溢利保留 港幣千元	總額 港幣千元
一九九九年四月一日之結存	540,250	83,178	7,526	42,301	28,436	(13,677)	781,005	1,469,019
攤薄附屬公司之股權	—	(419)	—	—	—	—	(1,485)	(1,904)
發行新股	16,618	—	—	—	—	—	—	16,618
股份發行之費用	(22)	—	—	—	—	—	—	(22)
轉入(出)：附註(b)	(206,619)	206,619	—	—	—	—	—	—
物業重估之淨盈餘	—	—	—	30,726	62,123	—	—	92,849
本年度之溢利保留	—	—	—	—	—	—	182,803	182,803
伸算海外附屬公司財務報告所產生之兌換差額	—	—	—	—	—	2,449	—	2,449
因增購附屬公司及聯營公司之權益所產生之商譽	—	(3,180)	—	—	—	—	—	(3,180)
出售附屬公司	—	—	—	—	—	(117)	—	(117)
所佔聯營公司之儲備	—	—	—	(6,895)	—	(720)	—	(7,615)
二零零零年三月三十一日之結存	350,227	286,198	7,526	66,132	90,559	(12,065)	962,323	1,750,900
攤薄附屬公司及聯營公司之股權	—	(999)	—	—	3	(2)	338	(660)
發行新股	19,990	—	—	—	—	—	—	19,990
股份發行之費用	(21)	—	—	—	—	—	—	(21)
轉入(出)：附註(c)	—	—	—	—	444	(444)	—	—
物業重估之淨(虧損)盈餘	—	—	—	(19,422)	7,598	—	—	(11,824)
本年度之溢利保留	—	—	—	—	—	—	98,545	98,545
伸算海外附屬公司財務報告所產生之兌換差額	—	—	—	—	—	(9,160)	—	(9,160)
因增購附屬公司及聯營公司之權益所產生之商譽	—	(17,315)	—	—	—	—	—	(17,315)
二零零一年三月三十一日之結存	370,196	267,884	7,526	46,710	98,604	(21,671)	1,061,206	1,330,455

附註：

(a) *本集團之溢利保留包括聯營公司及共同控制實體之虧損分別為港幣42,796,000元(二零零零年：港幣29,559,000元)及港幣15,773,000元(二零零零年：港幣15,202,000元)。*

(b) *於二零零零年財務報告中所披露關於一九九九年以前之股本溢價已重新分析為歸納於控股公司之股本溢價和歸納於附屬公司之股本溢價。歸納於附屬公司之部份已轉往資本儲備帳內。*

(c) *包括披露於往年財務報告內之物業重估儲備帳中關於外幣兌滙差額之帳項，已轉往外滙兌換浮動儲備中作重新分析及分類。*

29. 儲備(續)

本公司

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本 贖回儲備 港幣千元	溢利保留 港幣千元	總額 港幣千元
一九九九年四一日之結存	333,631	95,185	7,526	622,672	1,059,014
發行新股	16,618	—	—	—	16,618
股份發行之費用	(22)	—	—	—	(22)
未獲認領之股息撥回	—	140	—	—	140
本年度之溢利	—	—	—	8,515	8,515
股息(附註10)	—	—	—	(91,886)	(91,886)
二零零零年三月三十一日之結存	350,227	95,325	7,526	539,301	992,379
發行新股	19,990	—	—	—	19,990
股份發行之費用	(21)	—	—	—	(21)
未獲認領之股息撥回	—	59	—	—	59
本年度之溢利	—	—	—	242,551	242,551
股息(附註10)	—	—	—	(73,214)	(73,214)
二零零一年三月三十一日之結存	370,196	95,384	7,526	708,638	1,181,744

繳入盈餘乃代表重組架構時本公司於一九八九年所發行之股份面值(扣除從繳入盈餘所支付之股息)與資產淨值之差額。根據百慕達一九八一年公司(修訂)法例,繳入盈餘乃可分派予股東。

本公司可供分派予股東之儲備為港幣804,022,000元(二零零零年:港幣634,626,000元)。

30. 除稅前溢利與經營業務之現金收入淨額對帳

	2001 港幣千元	2000 港幣千元
除稅前溢利	233,679	378,711
所佔聯營公司業績	9,752	(623)
所佔共同控制實體業績	(5,974)	(375)
利息收入	(41,383)	(42,756)
利息支出	83,784	51,788
投資證券之股息收入	(811)	(1,144)
融資性租賃費用	11	16
折舊	55,316	46,310
出售物業、廠房及設備之虧損	4,291	1,002
重估物業之虧損	1,510	4,445
出售一物業項目之溢利	—	(74,998)
出售附屬公司之虧損	—	2
出售聯營公司之虧損	(13)	—
出售共同控制實體之虧損	—	1
計提共同控制實體權益之(撥回)撥備	(1,175)	326
計提聯營公司權益之(撥回)撥備	(3,000)	235
證券投資之減少(增加)	76,317	(89,635)
待售物業之減少	16,577	165,629
存貨之減少	7,860	17,064
就合約工程應向客户收取款項之減少	66,550	72,504
應收帳款、存出按金及預付費用之減少	78,903	1,015,737
其他短期無牌價證券投資之減少(增加)	38,364	(38,068)
就合約工程應向客户支付款項之(減少)增加	(68,151)	8,539
應付票據之減少	(7,701)	(61,801)
應付款項、存入按金及應付費用之增加(減少)	23,862	(173,285)
應付建築成本費用之減少	(73,114)	(58,824)
遞延收益之增加	72,834	1,153
外滙兑换之差額	18,871	(6,151)
	353,480	837,091
經營業務之現金流入淨額	587,159	1,215,802

31. 收購附屬公司

本集團於去年以每股港幣0.94元之代價收購本集團未曾持有之聯營公司「其士發展國際有限公司」之剩餘股份。購入之資產淨值為：

	港幣千元
投資物業	172,690
物業、廠房及設備	503,456
發展中物業	6,175
所佔聯營公司權益	25,465
所佔共同控制實體權益	9,236
待售物業	448,626
存貨	998
應收帳款、存出按金及預付款項	26,059
證券投資	770
銀行存款及現金	64,760
應付款項、存入按金及應付費用	(105,176)
短期銀行貸款	(52,792)
課稅準備	(13,986)
遠期銀行貸款	(367,934)
少數股東權益	(57,440)
	660,907
減：往年已計算之應佔淨資產	(300,721)
收購代價	360,186
支付方式	
現金	360,186

收購引致之現金支出淨額：

	港幣千元
現金代價	(360,186)
私有化之費用	(3,779)
銀行存款及現金	64,760
短期銀行貸款	(52,792)
收購附屬公司之現金及等同現金支出淨額	(351,997)

去年度收購附屬公司對本集團經營業務之現金流入淨額為港幣14,322,000元，支付投資回報淨額及融資之費用共港幣17,530,000元，支付稅項港幣2,277,000元，用於投資業務之費用為港幣2,164,000元及支付融資業務之費用為港幣38,953,000元。該附屬公司對本集團去年之營業額之貢獻為港幣8,943,000元及對本集團去年帶來經營虧損港幣3,086,000元。

32. 出售附屬公司

	港幣千元
去年出售附屬公司之資產淨值	
應收帳款、存出按金及預付款項	34
銀行存款及現金	423
墊支直接控股公司之款項	(278)
應付款項、存入按金及應付費用	(124)
少數股東應佔之資產淨值	(53)
出售附屬公司之虧損	2
出售附屬公司之現金及等同現金支出淨額	
出售銀行存款及現金	(423)

出售之附屬公司對本集團去年之現金流動或經營業績並無重大影響。

33. 年中融資變更之分析

	銀行及其他貸款 港幣千元	股本及溢價 港幣千元	融資性租賃之債務 港幣千元	少數股東權益 港幣千元
一九九九年四月一日之融資結存	1,724,372	819,045	268	294,950
融資之淨現金收入(支出)	(1,407,145)	683	(108)	9,520
收購附屬公司	367,934	—	—	57,440
出售附屬公司	—	—	—	(53)
發行新股代替以現金支付之股息	—	28,531	—	—
股本溢價及資本儲備之轉換	—	(206,619)	—	—
附屬公司少數股東所佔之溢利及儲備	—	—	—	23,078
派發予附屬公司少數股東之股息	—	—	—	(20,553)
滙兑調整	3,204	—	1	—
二零零零年三月三十一日之融資結存	688,365	641,640	161	364,382
融資之淨現金收入(支出)	67,209	686	(116)	(24,316)
發行新股代替以現金支付之股息	—	35,596	—	—
附屬公司少數股東所佔之溢利及儲備	—	—	—	4,572
派發予附屬公司少數股東之股息	—	—	—	(19,227)
滙兑調整	(7,663)	—	—	—
二零零一年三月三十一日之融資結存	747,911	677,922	45	325,411

34. 現金及等同現金結餘之分析

	2001 港幣千元	2000 港幣千元
現金及銀行存款	705,242	607,033
短期銀行貸款及透支	(245,632)	(313,634)
	459,610	293,399

35. 董事及高級行政人員之酬金

本公司支付予董事之酬金，細節如下：

	2001 港幣千元	2000 港幣千元
袍金	450	450
薪金、津貼及其他福利	19,051	19,036
退休金之供款	453	396
	19,954	19,882

除已付之董事酬金共港幣450,000元外（二零零零年：港幣450,000元），並沒有支付其他酬金予任何獨立非執行董事。

董事酬金可劃分為下列組別：

	董事人數	
	2001	2000
組別		
無－港幣1,000,000元	3	3
港幣1,000,001元－港幣1,500,000元	3	3
港幣1,500,001元－港幣2,000,000元	2	2
港幣2,500,001元－港幣3,000,000元	1	1
港幣9,000,001元－港幣9,500,000元	1	1

最高五名人士之酬金，包括四名董事（二零零零年：三名）及於過往兩年支付予該五名最高酬金人士之總酬金為：

	2001 港幣千元	2000 港幣千元
薪金、津貼及其他福利	16,826	16,911
退休金之供款	308	268
	17,134	17,179

該五名最高酬金之人士可劃分為下列組別：

	人數	
	2001	2000
組別		
港幣1,500,001元－港幣2,000,000元	3	3
港幣2,500,000元－港幣3,000,000元	1	1
港幣9,000,000元－港幣9,500,000元	1	1

36. 銀行信貸及資產抵押

除於附註25所披露之貸款外，短期銀行貸款及透支合共港幣36,539,000元（二零零零年：385,470,000元）乃將帳面總值港幣31,843,000元（二零零零年：港幣530,136,000元）之本集團若干物業及其他資產作抵押。

37. 資本承擔及或然負債

本公司及集團於結算日尚未清結之資本承擔及或然負債包括：

(a) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行提供擔保約共港幣309,700,000元（二零零零年：港幣309,700,000元）。

(b) 本集團及本公司已發出下列之擔保書：

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
銀行信貸服務：				
附屬公司	—	—	889,302	417,978
聯營公司	—	102,500	—	102,500
履行合約擔保：				
附屬公司	—	—	423,636	272,129
聯營公司	5,984	3,000	5,984	3,000
	5,984	105,500	1,318,922	795,607

(c) 本集團對一聯營公司之物業購買者提供按揭而作出之擔保所引起之或然負債約為港幣5,368,000元（二零零零年：港幣5,686,000元）。

(d) 本集團由於須繳付予該等在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金之或然負債約為港幣37,000,000元（二零零零年：港幣32,000,000元）。

(e) 本集團一年內需付之有關土地及樓房不可註銷營業性租約之承擔，其約滿期應於：

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
租約屆滿期				
一年內	7,416	6,115	—	20,914
二至五年內	27,648	15,662	20,213	—
超過五年	1,159	1,680	—	—
	36,223	23,457	20,213	20,914

38. 有關連人士之交易

按照標準會計準則第二十號，本公司之聯營公司—其士建築集團有限公司（「其士建築」）及其相關之附屬公司、聯營公司及共同控制實體均被視為有關連人士。本集團與該等公司的主要交易如下：

(a) 於二零零零年四月一日，本公司與其士建築達成一項截至二零零一年三月三十一日為期一年之協議，由本公司提供會計、庫務、電子數據處理、公司秘書及人事管理服務。根據該協議，其士建築集團需按照全年之營業額以百份之零點三計算支付服務費用。截至二零零一年三月三十一日止年度內，其士建築支付管理服務費用予本公司為港幣3,679,000元（二零零零年：港幣7,172,000元）。該管理服務合約已於二零零一年四月一日到期及已續約一年。

(b) 於二零零零年八月，本集團以代價港幣21,248,000元協議購入由「其士建築」全資擁有之Pressage Pipe Rehabilitation Hong Kong Limited（「PRRHK」）之全部權益，並連同該公司欠「其士建築」之帳款。

(c) 於本年度內，本集團收取其士建築集團租用本集團之物業之租金乃參照市場之價格及合共港幣2,835,000元（二零零零年：港幣2,889,000元）。於結算日，此相關之應收帳款為港幣349,000元（二零零零年：港幣582,000元）

(d) 本公司已與其士建築簽署一份協議書。根據該項協議，本公司之附屬公司會參照市場之價格提供電梯及扶手梯、冷氣系統、機電設備及系統、建築材料及設備及有關安裝服務予其士建築集團。於本年度中，對其士建築之已完成之工程款項及物料供應額及於結算日之應收帳款分別為港幣4,158,000元（二零零零年：港幣6,899,000元）及港幣8,725,000元（二零零零年：港幣284,000元）。

除上述外，於本年度內，本集團貸款予聯營公司及共同控制實體。惟與該等公司之貸款結餘為無抵押及並無固定償還限期，於二零零一年三月三十一日尚餘之金額乃於綜合資產負債表及附註16中披露。於二零零一年三月三十一日，所有其他貸款之餘額皆不含利息，惟港幣5,000,000元（二零零零年：無）之貸款額含以商業利率計算利息除外。

39. 結算日後事項

(a) 於二零零一年三月三十一日後，本集團就出售傳訊業務簽訂協議，其代價按本年度後某數月傳訊業務之收入加上其於完成交易日之流動資產淨值計算。年度內，傳訊業務之收入及其對本集團業績之貢獻如下：

	2001 港幣千元	2000 港幣千元
營業額	32,690	41,937
稅項前虧損	(986)	(5,346)
稅項	—	940
少數股東權益	489	2,198
集團經營之虧損	(497)	(2,208)

(b) 於二零零一年四月，本集團以作價港幣5,600,000元購入NordiTube Technologies AB（「NordiTube」）百分之十九之股份權益。NordiTube為一間在斯德哥摩聯合交易所上市之公司，其業務主要包括規劃、建造及翻新給水供應系統、氣體供應系統及活水處理。

於二零零一年六月，本公司進一步投資於PPRHK之一股東：PRS Rohrsanierung GmbH（「PRS」），並獲配售PRS股份6,482,000股，代價為港幣三千九百萬元。本集團藉着佔PRS已擴大股本百分之四十四從而間接地將持有PPRHK之有效權益由百分之四十五增加至百分之五十八。

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份／註冊股本	股份數目	已發行股本或註冊股本權益百分率 本公司 百分率	附屬公司 百分率	主要業務
其士科技控股有限公司（於香港聯合交易所有限公司上市）	百慕達／香港	普通	85,677,935港元	856,779,352	42.5	7.9	控股投資
其士（香港）有限公司	香港	普通	143,085,000港元	572,340,000	100	—	供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備
其士新加坡控股有限公司**（於新加坡股票交易所有限公司第一級股票市場上市）	新加坡	普通	22,500,000新加坡元	112,500,000	71.1	—	供應、安裝及保養升降機及自動梯
其士（保險顧問）有限公司	香港	普通	1,000,000港元	1,000,000	100	—	保險顧問
其士保險有限公司	香港	普通	100,000,000港元	100,000,000	100	–	保險業務
其士（鋁工程）有限公司	香港	普通	100港元	100	—	100	鋁質建築材料及玻璃幕牆之供應及安裝
		遞延	2港元	2	—	—	
其士（鋁工程）香港有限公司**	香港	普通	2港元	2	—	100	鋁質建築材料及玻璃幕牆之供應及安裝
其士（商業機器）有限公司	香港	普通	2港元	2	—	50.4	電訊設備貿易
其士（建材工程）有限公司	香港	普通	100港元	100	—	100	建築材料供應及安裝及經營搬運車與發電機貿易
		遞延	2港元	2	—	—	
其士（電腦）有限公司	香港	普通	100,000港元	100,000	—	50.4	電腦系統及設備貿易及維修

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份／註冊股本	股份數目	已發行股本或註冊股本權益百分率 本公司百分率	附屬公司百分率	主要業務
其士(機電工程)有限公司	香港	普通	26,900,000港元	26,900,000	—	100	機電工程
其士(環境技術)有限公司	香港	普通	9,100,000港元	9,100,000	—	100	環保工程
其士(資訊網絡)有限公司	香港	普通	2港元	2	—	50.4	互聯網絡服務
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	—	50.4	電腦及辦公室設備貿易
其士(商業系統)工程有限公司	香港	普通	2港元	2	—	50.4	維修保養
其士(衛星通訊)有限公司	香港	普通	2港元	2	—	50.4	裝設衛星電視天線
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	—	50.4	貿易及通訊服務
其士旅遊有限公司	香港	普通	1,500,000港元	15,000	—	100	旅遊代理
Chevalier Automobiles Inc.**	加拿大	普通	100加拿大元	100	—	100	汽車銷售及維修服務
Chevalier Chrysler Inc.**	加拿大	普通	101加拿大元	200	—	100	汽車銷售及維修服務
Chevalier Motor Cars Inc.**	加拿大	普通	100加拿大元	100	—	100	汽車銷售及維修服務
Chevalier Development (S) Pte Ltd**	新加坡	普通	2,500,000新加坡元	2,500,000	—	71.1	物業投資
其士(東莞)大酒店有限公司**	中國	不適用	40,000,000人民幣	不適用	—	100	經營酒店業務
Chevalier Engineering (S) Pte Ltd**	新加坡	普通	500,000新加坡元	500,000	—	71.1	安裝及保養升降機
Chevalier International (USA) Inc.**	美國	普通	3,900,000美元	3,900,000	—	100	雜貨貿易
其士電梯工程(深圳)有限公司**	中國	不適用	10,886,572人民幣	不適用	—	100	升降機安裝及維修服務

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份／註冊股本	股份數目	已發行股本或註冊股本權益百分率 本公司 百分率	附屬公司 百分率	主要業務
其士商業系統(中國)有限公司	香港	普通	2港元	2	—	50.4	電腦及辦公室設備貿易
Chevalier iTech (S) Pte Ltd**	新加坡	普通	500,000新加坡元	500,000	—	50.4	辦公室設備貿易
Chevalier OA (Thailand) Limited**#	泰國	普通	3,980,000泰國銖	39,800	—	50.4	電腦及辦公室設備
		優先	1,020,000泰國銖	10,200	—	23.5	
其士辦公室設備工程(深圳)有限公司**	中國	不適用	1,800,000港元	不適用	—	50.4	維修保養
其士店有限公司	香港	普通	2港元	2	—	50.4	電腦設備貿易
Chevalier Telecom (Thailand) Limited**	泰國	普通	5,000,000泰國銖	50,000	—	50.4	電腦設備貿易
其士(澳門)有限公司**	澳門	普通	100,000澳門元	100	—	100	升降機安裝及維修服務
電梯工程有限公司	香港	普通	400,000港元	40,000	—	100	升降機供應、安裝及維修服務
金訊發展有限公司**	香港	普通	100港元	100	—	100	物業發展
		遞延	2港元	2	—	—	
金瑞投資有限公司**	香港	普通	2港元	2	—	100	物業投資
騰寶有限公司	香港	普通	149港元	149	—	100	物業發展
		遞延	51港元	51	—	—	
Goodkent Limited**	香港	普通	100港元	100	—	100	物業發展
		遞延	2港元	2	—	—	
勵發有限公司	香港	普通	2港元	2	—	50.4	物業投資及買賣股票
九江其士酒店旅業有限公司**	中國	不適用	25,000,000人民幣	不適用	—	100	經營酒店業務

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份／註冊股本	股份數目	已發行股本或註冊股本權益百分率 本公司百分率	附屬公司百分率	主要業務
Macleh (Chevalier) Ltd.**	加拿大	普通	10,100加拿大元	10,100	—	100	物業投資及經營酒店業務
銳中有限公司	香港	普通	149港元	149	—	100	物業發展
		遞延	51港元	51	—	—	
富居物業管理有限公司	香港	普通	100港元	100	—	100	物業管理
		遞延	1,002港元	1,002	—	—	
Sup Aswin Limited**	泰國	普通	15,000,000泰國銖	150,000	—	50.4	物業投資
祥龍興業有限公司	香港	普通	149港元	149	—	100	物業發展
		遞延	51港元	51	—	—	
757040 Ontario Limited**	加拿大	普通	10加拿大元	10	—	100	物業投資
其士（發展）有限公司**	香港	普通	200港元	2	—	100	投資控股及物業投資
		遞延	400,000港元	4,000	—	—	
創名發展有限公司	香港	普通	100港元	100	—	100	投資控股
Forth Bridge Company Limited	香港	普通	20港元	2	—	100	物業投資
		遞延	10,000港元	1,000	—	—	
富特發展有限公司**	香港	普通	1,000港元	1,000	—	100	物業投資及發展
GJ (Development) Company Limited**	香港	普通	20港元	2	—	100	物業投資
		遞延	200,000港元	20,000	—	—	
力加置業有限公司	香港	普通	3,600,000港元	3,600,000	—	100	投資控股及物業投資
Matterhorn Properties Limited	英屬處女群島／香港	普通	1美元	1	—	100	物業投資
開邦有限公司	香港	普通	100,000港元	100,000	—	100	物業投資
拔創有限公司**	香港	普通	20港元	2	—	100	物業投資

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份／註冊股本	股份數目	已發行股本或註冊股本權益百分率 本公司百分率	附屬公司百分率	主要業務
騎發有限公司**	香港	普通	20港元	2	—	100	物業投資及證券貿易
		遞延	20港元	2	—	—	
上海創名房地產發展有限公司**	中國	不適用	152,502,536人民幣	不適用	—	80	物業發展
萬珠發展有限公司	香港	普通	2港元	2	—	100	物業投資及貿易
威方發展有限公司**	香港	普通	2港元	2	—	100	物業投資
信陽其士大酒店有限公司**	中國	不適用	74,142,781人民幣	不適用	—	70	經營酒店業務
YCC (Development) Company Limited**	香港	普通	20港元	2	—	100	物業投資
		遞延	20港元	2	—	—	

\# 上述公司之優先股，每四股優先股附有一投票權。當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百分之十溢利分配之權利。

** 非由德勤•關黃陳方會計師行所核數。

註：

a. 所有遞延股份皆無投票權。

b. 在年結日並無附屬公司借入資本結存。

聯營公司名稱	註冊／營業地點或國家	股份類別	已發行股本或註冊股本權益百分率 本公司 百分率	附屬公司 百分率	主要業務
其士(土木工程)有限公司	香港	普通	—	35	土木工程
其士(建築)有限公司	香港	普通	—	34	樓宇建築
其士建築集團有限公司 (於香港聯合交易所有限公司上市)	百慕達／香港	普通	28.3	6.7	投資控股
其士建築(香港)有限公司	香港	普通	—	35	樓宇建築
其士木土工程(香港)有限公司	香港	普通	—	35	土木工程
其士三利財務有限公司**	香港	普通	—	50	提供借貸、租賃與分期融資服務
Preussag Pipe Rehabilitation Hong Kong Limited	香港	普通	—	45	設計及建造咸水、冷水、氣體、污水及水渠管道
聯合文儀有限公司**	香港	普通	—	20.5	辦公室設備貿易

** 非由德勤•關黃陳方會計師行所核數。

所有聯營公司均為註冊公司及本集團享有其聯營公司之盈利或虧損乃按其擁有權益之比例計算。

共同控制實體名稱	註冊／營業地點或國家	股份類別	商業結構形式	已發行股本或註冊股本權益附屬公司百分率	主要業務
寶耀投資有限公司	香港／中國	普通	註冊	50	物業發展
輝華有限公司	香港／中國	普通	註冊	50	物業發展

本集團享有其共同控制實體之盈利或虧損乃按其擁有權益之比例計算。

以下資料，乃摘錄本公司之主要聯營公司其士建築集團有限公司二零零一年之財務報告：

綜合收益表

截至二零零一年三月三十一日止年度

	2001 港幣千元	2000 港幣千元
營業額	1,226,463	2,390,937
銷售成本	(1,237,353)	(2,359,977)
(虧損)毛利	(10,890)	30,960
其他收益	2,874	3,290
行政支出	(20,180)	(22,074)
其他經營支出	(1,632)	(2,248)
扣除財務費用前經營(虧損)溢利	(29,828)	9,928
財務成本	(1,454)	(5,626)
經營(虧損)溢利	(31,282)	4,302
出售聯營公司權益之利潤	2,284	—
所佔聯營公司業績	2,314	3,205
所佔共同控制實體業績	(518)	(231)
除稅前(虧損)溢利	(27,202)	7,276
稅項	(542)	547
未計少數股東權益前(虧損)溢利	(27,744)	7,823
少數股東權益	87	(5)
年度(虧損)純利	(27,657)	7,818
股息	—	—
每股(虧損)盈利		
基本	(11.66)仙	3.41仙

綜合資產負債表

二零零一年三月三十一日結算

	2001	2000
	港幣千元	港幣千元
非流動資產		
物業、廠房及機器	19,318	21,590
所佔聯營公司權益	6,790	24,442
所佔共同控制實體權益	9,688	10,190
	35,796	56,222
流動資產		
就合約工程應向客户收取的總金額	175,084	190,198
存貨	5,340	10,444
應收帳款、存出按金及預付費用	606,308	630,518
應收工程保留款額	188,575	206,977
應收聯營公司帳	—	1,800
可退稅項	75	215
現金及銀行存款	19,570	66,195
	994,952	1,106,347
流動負債		
就合約工程應向客户支付的總金額	199,584	258,299
應付帳款、存入按金及應付費用	557,333	630,662
應付票據	114	—
應付工程保留款額	178,674	186,320
一年內償還之融資租約承擔部份	359	359
有抵押之短期銀行貸款	32,000	—
無抵押之銀行透支	2	—
	968,066	1,075,640
流動資產淨值	26,886	30,707
總資產減流動負債	62,682	86,929
非流動負債		
於一年後償還之融資租約之承擔	60	419
少數股東權益	365	452
	62,257	86,058
股本	24,900	22,900
儲備	37,357	63,158
股本及儲備	62,257	86,058

茲通告本公司訂於二零零一年九月二十一日星期五上午十時四十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、　省覽截至二零零一年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、　宣佈派發末期股息。

三、　重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、　續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案將提呈為普通決議案：

五、　「動議：

(甲)　根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

(乙)　上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

(丙)　本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據認購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員認購股權計劃授出之權利行使；或(iii)根據本公司當時之細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁)　就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i)　本公司下屆股東週年大會結束之日；

(ii)　依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii)　本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、　「動議：

(甲)　根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙)　本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百分之十，而上文(甲)節之批准亦須以此為限。」

七、　「動議擴大授予本公司董事會根據本股東週年大會上通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零一年七月三十日

附註：

(1)　凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2)　代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。

(3)　本公司將於二零零一年九月十七日星期一至二零零一年九月二十一日星期五(首尾兩日包括在內)暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零一年九月十四日星期五下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

Contents

Financial Calendar

Events	Dates
Announcement of Interim Results	18th December, 2000
Announcement of Final Results	10th July, 2001
Book Close Dates	
Interim	15th to 19th January, 2001
Final	17th to 21st September, 2001
Annual General Meeting	21st September, 2001
Payment of Dividends	
Interim dividend of HK2.5 cents per share	8th March, 2001
Final dividend of HK3.5 cents per share	2nd November, 2001

Financial Summary

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2001.

	1997	1998	1999	2000	**2001**
Financials *($ Million)*					
Total assets	11,447	10,296	5,642	4,906	**4,847**
Total liabilities	8,704	8,234	3,599	2,500	**2,384**
Minority interests	1,114	315	295	364	**325**
Capital and reserves	1,629	1,747	1,748	2,042	**2,138**
Share capital					
(Number of shares issued — in Million)	755	1,025	1,115	1,166	**1,231**
Turnover	5,452	7,458	11,648	4,290	**3,775**
Net profit for the year	241	195	153	275	**172**
Per Share Basis					
Earnings	29¢	22¢	15¢	24¢	**15¢**
Dividend	10.5¢	9¢	5¢	8¢	**6¢**
Net asset value (at book value)	$1.96	$1.71	$1.57	$1.75	**$1.74**



TURNOVER
($ Million)
11,648
10,000
8,000
7,458
6,000
5,452
4,290
3,775
4,000
2,000
0
97
98
99
00
01



NET PROFIT FOR THE YEAR
($ Million)
275
250
241
200
195
172
153
150
100
50
0
97
98
99
00
01



CAPITAL AND RESERVES
($ Million)
2,042
2,138
2,000
1,747
1,748
1,629
1,500
1,000
500
0
97
98
99
00
01



EARNINGS AND DIVIDEND PER SHARE
(cents)
29
25
24
22
20
15
15
15
10.5
10
9
8
5
6
5
0
97
98
99
00
01
Earnings
Dividend

Executive Director

CHOW Yei Ching
(Chairman and Managing Director)
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)

KUOK Hoi Sang *(Deputy Managing Director)*

FUNG Pak Kwan

FUNG Wo Shun

KAN Ka Hon

WONG Kie Ngok, Alexander

TAM Kwok Wing

Independent Non-Executive Directors

Iain Leonard DALE O.B.E.

CHENG Ming Fun, Paul J.P.

WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Shanghai Commercial Bank Limited

BNP Paribas

The Bank of East Asia, Limited

Solicitors

Richards Butler

Appleby Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Websites

http://www.chevalier.com

http://www.irasia.com/listco/hk/chevalierint

List of Accreditations and Awards

The Government of the Hong Kong Special Administrative Region, Works Bureau

Chevalier (Civil Engineering) Limited	— List 1 — Port Works, Group B (On probation)
Chevalier (Construction) Company Limited	— List 1 — Buildings, Group C
Chevalier (E & M Contracting) Limited	— Electrical Installations (Group III)
Chevalier (Envirotech) Limited	— Supply and Installation of Electrical and Mechanical Equipment for Sewage Treatment and Screening Plants
	— Supply and Installation of Water Treatment Plant (On probation)
Chevalier (HK) Limited	— Air-conditioning and Refrigeration Installations (Group II)
	— Industrial Type Electrical Installations
	— Installation of Diesel Generating Sets
	— Installation of Mechanical Handling and Lifting Appliances
	— Lifts and Escalators
	— Manufacture and Erection of Mechanical Plants and Equipment (Group II)
	— Supply and Installation of Pumpsets and Associated Pipework
	— Supply and Installation of Water Treatment Plant
Chevalier (Satellink) Limited	— Broadcast Reception Installations
	— Burglar Alarm and Security Installations (On probation)
	— Supply and Installation of Audio Electronics Equipment (On probation)
	— Supply and Installation of Radio Electronics Equipment (On probation)
	— Supply and Installation of Video Electronics Equipment (On probation)
Lam Woo & Company Limited	— List 1 — Buildings, Group C
	— Waterworks, Group C
	— Roads & Drainage, Group A (On probation)

Environmental Protection Department

Chevalier (Envirotech) Limited	— Air Quality Monitoring Stations (Design, Construct, Operate)

Electrical and Mechanical Services Department

Chevalier (HK) Limited	— Builders' Lifts and Tower Working Platforms (Safety) Ordinance — Registered Contractor

Fire Services Department

Chevalier (E & M Contracting) Limited	— Fire Services Installation Contractor (Class II)

Hong Kong Office of the Telecommunications Authority

Chevalier (Internet) Limited	— Public Non-Exclusive Telecommunications Service Licence
Chevalier Shop Limited	— Radio Dealers Licence (unrestricted)
Chevalier Q-Mart Limited	— Radio Dealers Licence (unrestricted)
Chevalier (Telecom) Limited	— Radio Dealers Licence (unrestricted)
Chevalier (TelePoint) Limited	— Radio Dealers Licence (unrestricted)
Chevalier (Satellink) Limited	— Satellite Master Antenna Television Licence

Hong Kong Housing Authority

Chevalier (Construction) Company Limited	— Building Contractor (NW2), Maintenance, M1
Chevalier (E & M Contracting) Limited	— Electrical Contractors
Chevalier (HK) Limited	— Air-conditioning and Ventilation Contractors
	— Maintenance, Emergency Generators
Lam Woo Construction Limited	— Maintenance M2 (probation)
	— Shopping Centre Improvement (probation)
Rich Fortress Limited	— Approved List A of Property Management Agents
	— Approved List of Property Management Agents for Public Rental Housing Estates

List of Accreditations and Awards

Hong Kong Housing Society		
Chevalier (Construction) Company Limited	—	Building Contractor (contract of any value)
Lam Woo & Company Limited	—	Approved List of Local Contractor
Insurance Authority		
Chevalier Insurance Company Limited	—	General Insurance Licence
The Insurance Claims Complaints Bureau		
Chevalier Insurance Company Limited	—	Member
Professional Insurance Brokers Association Limited		
Chevalier (Insurance Brokers) Limited	—	Member
Security and Guarding Services Industry Authority		
Chevalier (HK) Limited	—	Security Company Licence (Type III)
Chevalier (Satellink) Limited	—	Security Company Licence (Type III)
Companies Registry — Money Lenders Section		
Chevalier MLD Leasing Company Limited	—	Money Lenders Licence
Wealth Chain Limited	—	Money Lenders Licence
Travel Industry Council of Hong Kong		
Chevalier (Travel Agency) Limited	—	Membership Certificate
International Air Transport Association		
Chevalier (Travel Agency) Limited	—	Certificate of Accreditation
AOQC Moody International Registration Ltd.		
Chevalier Chrysler Inc.	—	ISO 9002 Vehicle Sales, Service and Parts
Hong Kong Quality Assurance Agency		
Chevalier (Civil Engineering) Limited	—	ISO9002 CC1438 Construction and maintenance of civil engineering works
Chevalier (Construction) Company Limited	—	ISO9002 CC140 Construction of building
	—	ISO9002 CC270 Building activities to keep, restore or improve the facilities of buildings and surroundings
Chevalier (E & M Contracting) Limited	—	ISO9002 CC393 Electrical & electrical associated services installation for building construction
Chevalier (Envirotech) Limited	—	ISO9001 CC792 Design, supply & installation of water and wastewater treatment facilities
Chevalier (HK) Limited	—	ISO9001 CC242 Lift & escalator system design, supply, installation and maintenance
	—	ISO9001 CC458 System design, supply, installation and maintenance of heating, ventilation & air-conditioning systems in Hong Kong
Lam Woo & Company Limited	—	ISO9002 CC790 Public work include building, civil engineering, construction and maintenance
Lam Woo Construction Limited	—	ISO9002 CC259 Building activities to keep, restore or improve the facilities of buildings and surroundings
Singapore Productivity and Standards Board		
Chevalier Singapore Holdings Limited	—	ISO9001 Certification Designs, installation and servicing of Lifts and Escalators

Business Chart


Aluminium and Curtain Wall
Environmental Engineering
Lifts & Escalators
Air-Conditioning Systems
Electrical & Mechanical Engineering
Power & Industrial Equipment
Business Machines
Chevalier International Holdings Limited*
Chevalier iTech Holdings Limited*
50.4%
Telecommunications Systems
Building Construction
Chevalier Construction Holdings Limited*
35%
Civil Engineering
Chevalier Singapore Holdings Limited**
Lifts & Escalators
71.1%


Building Materials & Equipment
Property Development & Investment
Finance & Leasing Services
Travel Agency
Property Management
Insurance Underwriting & Brokerage
International Trading
PSPS Property Development
Hotel Investment
Automobile Dealership
Pipe Rehabilitation


Retailing
Maintenance Services
Internet Services
Computer Systems
Network Solutions
Satellite Receiving Systems


Building Maintenance
Concrete Supplies
Roads, Drainage & Water Works


Property Investment

* *Listed on The Stock Exchange of Hong Kong Limited*

** *Listed on the Mainboard of the Singapore Exchange Securities Trading Limited*

Overview

The previous year ended 31st March, 2000 saw a pre-tax profit of HK$379 million including the exceptional profit of HK$75 million. The current year ended 31st March, 2001 recorded a pre-tax profit of HK$234 million, representing a 23% reduction after deducting the exceptional profit last year. Turnover was down by 12% reflecting tighter commercial conditions.



Dr CHOW Yei Ching LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)

Dividend

The Board of Directors recommends the payment of a final dividend of HK3.5 cents (2000: HK5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 21st September, 2001. This, together with the interim dividend of HK2.5 cents (2000: HK3 cents) per share paid during the year, represents a dividend distribution of HK6 cents (2000: HK8 cents) per share for the year ended 31st March, 2001.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Friday, 2nd November, 2001 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 17th September, 2001 to Friday, 21st September, 2001, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 10th October, 2001. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

Review of Operations

THE COMPANY

Building Services

The lifts and escalators and other building services divisions were affected by the sluggish property market in Hong Kong. Even though the housing affordability improved after the fall in prices over the past few years and the significant rate cuts in the past six months, the property market remained comparatively slow because of abundant supply and lack of confidence. As a result, the building services market has shrunk and become more competitive. Nevertheless, the Lifts and Escalators Division has secured a number of contracts in Hong Kong from major developers and Hong Kong Housing Authority ("HKHA"). Aluminium and Curtain Wall Division also secured contracts for Cyberport Development, the Northern Site Podium at the Hong Kong Station of the Airport Express and KCRC Service Department at Hung Hom Bay during the year.



Aluminium and Curtain Wall project for Cyberport Development



Lift and Escalator, Mechanical, Electrical and Fire Protection Installation for Macau Tower Entertainment Centre

The Group acquired 45% interest in Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK") and PPRHK debt for a total consideration of HK$21,248,000 from Chevalier Construction Holdings Limited in August 2000. PPRHK introduced the pipe rehabilitation technology in Hong Kong since 1998 and has successfully completed a number of trial jobs for various government authorities.



Relining of Asbestos Cement Fresh Watermain by Process Phoenix Structural Liner at Jockey Club Road



Environmental Business


Pipe installation at Tai Po Water Treatment Works and Pumping Station

Chevalier (Envirotech) Limited currently operates 5 air quality monitoring stations in Hong Kong. In August 2000, our joint venture company, Chevalier Enviro Services, Inc. commenced its medical waste treatment operation in Manila. The company is making use of the advanced and environmentally safe SANITEC Microwave Disinfection System. The technology was also introduced to Vietnam by the end of last year. Moreover, work on Tai Po Water Treatment Plant project is progressing smoothly and is planned for completion at the end of 2002.

Property Investment and Property Management

Property market in Shanghai recovered tremendously in last year. The occupancy rate of Chevalier Place, the Group's luxury residential property in Shanghai, has increased to approximately 90% and rental income derived thereon has increased significantly. In Hong Kong, during the year, rental revenue of approximately HK$19 million was received from the investment properties.

The Group's property management division secured contracts from the HKHA for the provision of management services for residential units, shopping arcades, carparks and other communal facilities. At present, the Group manages 16 estates and buildings with a portfolio of approximately 20 million square feet.

Insurance

Despite the increasing competition, the Group's insurance division recorded a significant improvement in both turnover and premium income in last year. As at 31st March, 2001, its gross premium portfolio significantly increased by 6 times to approximately HK$136 million compared to same period last year. Business growth is maintained in the first quarter of the current financial year.

Hotel Investment

Overall performance of the Group's two hotels in the Xinyang and Jiujiang of Mainland China showed modest increase in room rates with occupancy rate improved to about 70%. Construction works of the third hotel project in Dongguan has recently been completed and the grand opening will be held very soon.


Qi Shi Hotel at Dongguan

Performance of the hotel business in Canada, the "Rosedale on Robson Suite Hotel", is in line with expectations and provided a stable stream of revenue to the Group during the year under review.

Overseas Business

In April of this year, Chevalier Chrysler Inc., which celebrated its 10th anniversary last year, was granted ISO 9002 certification for quality assurance in the scope of vehicle sales, service and parts. In addition, Honda dealership won Quality Dealer Award for the year of 2001 due to its remarkable sales volume and achievements in customer satisfaction. Overall performance of car dealership business in last year improved because of the outstanding service quality and continued economic growth in North America.



Outstanding performance in the overseas dealership of automobiles

Subsequent Events

In April 2001, the Group acquired 4,500,000 shares in NordiTube Technologies AB ("NordiTube"), representing 19% interest in NordiTube's issued share capital. The total investment in NordiTube amounted to approximately HK$5,600,000. NordiTube is a company listed on the Stockholm Stock Exchange and is principally engaged in the design and construction for rehabilitating water-supply system, gas-supply system and sewers. At present, the Group together with PRS Rohrsanierung GmbH ("PRS"), the Group's joint venture partner in pipe rehabilitation business, own 19% and 32% equity of NordiTube respectively and have become the major shareholders of NordiTube.

In June 2001, the Company invested further in PRS by subscribing 6,482,000 shares at a consideration of approximately HK$39 million, representing 44% of enlarged share capital of PRS. Currently, PRS owns 30% interest in PPRHK.

CHEVALIER iTECH HOLDINGS LIMITED ("CiTL")

During the year, CiTL Group's results were affected by the continued reductions in capital spending of the small and medium enterprises and the sluggish local economy. Its turnover dropped to HK$1,055 million. Profit attributable to shareholders reduced to HK$7.76 million. Earnings per share decreased to HK0.94 cent.


CHEVA
TOSHIBA e-STUDIO
Chevalier (OA) Limited announced the launch of Toshiba e-Studio digital copiers and promotion of other Toshiba products

During the year, the computer market was adversely affected by rapid changes in technology and global production capacity. Telecommunication market, on the other hand, benefited from the development of information technology and the improved quality of telecommunication products and services. Revenue generated from the mobile phone retail business and related valued-added services continued to grow. However, the market will become more difficult because of the slowdown in domestic demand and delay in the introduction of new technology. Overall performance of Q-Mart Shops was satisfactory despite losses still incurred due to the write-offs of the initial setup costs and depreciation charges. Currently, CiTL Group operates a total of 14 Q-Mart Shops in various locations.

In mid-2000, Chevalier (Network Solutions) Limited was established to provide one-stop IT solutions and services. As at 31st March, 2001, a major contract includes the fibre network and telephone system installation and maintenance which was awarded by Television Broadcasts Limited with a contract value of approximately HK$20 million.


Chevalier (Network Solutions) Limited exhibited as e-frastructure solution provider in IT Expo 2000

During the year, the Internet Division has discontinued the Internet dial-up services and has shifted its focus to broadband services, VPN connectivity and IP security to corporate users. Subsequent to the year-end, CiTL Group disposed of all interest in the paging services.

CiTL Group's business in Thailand continued to maintain a stable growth. In September last year, Chevalier iTech Thai Limited (formerly known as Chevalier OA (Thailand) Limited) received two awards namely the "Outstanding Solution Sales" and "Best Report Award (Outstanding Analysis)" in marketing of office equipment in Thailand. Recently, the Thailand operation has undergone corporate restructuring so as to streamline CiTL Group's financial resources in Thailand and strengthen its capital base.

Looking forward, the business outlook of CiTL will be extremely difficult. This is because consumer spending remains low due to global economic downturn and keen competition continues due to excessive supply of merchandise and rapid change in technology. However, the negative impact may gradually be offset by the long-term benefit to Hong Kong after the entry of China to World Trade Organization. CiTL has re-aligned its business plan in order to improve its competitiveness and face the new challenge.

CHEVALIER CONSTRUCTION HOLDINGS LIMITED ("CCHL")

CCHL Group's turnover for the year ended 31st March, 2001 decreased to HK$1,226 million. Loss for the year amounted to HK$27.6 million and loss per share was HK11.66 cents. The construction industry in Hong Kong has been affected by the prolonged slowdown in the property market. The unsatisfactory performance of CCHL was mainly due to the shortage of new jobs and delay in the progress of certain projects in the first half of the year.



The Professional Complex Development at The Hong Kong Polytechnic University

During the year, CCHL Group was awarded a contract valued at HK$148 million for the building of The Professional Complex Development at The Hong Kong Polytechnic University. As at 31st March, 2001, the value of outstanding construction works and civil engineering works amounted to HK$606 million and HK$303 million respectively.



Construction of Seawalls and Reclamation at Tseung Kwan O Port Development at Area 137, Stage 2

After the significant rate cuts during the first half of 2001 and the government's commitment to stabilize the property prices, the market sentiment has improved gradually. The construction industry in the long run will also be affected and business opportunities for CCHL is expected to increase. In the meantime, CCHL will continue to strengthen its management team and implement stringent cost control measures.

CHEVALIER SINGAPORE HOLDINGS LIMITED ("CSHL")

Despite the continuing poor sentiment in the construction sector in Singapore, CSHL, a 71.1% subsidiary company of the Group, has managed to perform well during financial year ended 31st March, 2001. Its post-tax profit reported a 17.8% growth to S$5.6 million for the year as compared with last year regardless the turnover fell 34% to S$35.9 million for the year ended 31st March, 2001. The profitability is principally attributable to better collections resulting in a net write-back of provision on doubtful accounts and repayment of all bank loans and overdrafts resulting in significant reduction of interest expenses.

CSHL has noted the Singapore government's continuing expenditure in the building construction sector, as a result of which institutional building and infrastructure development projects have increased. In line with the growth in this public sector, CSHL has secured bulk orders from the Land Transport Authority for the installation of lifts in all existing MRT stations, and has also continued to secure lift installation projects for schools, institutions of higher learning, community clubs and libraries.

Prospects

The economies of the Japan and US are showing signs of slowdown — slow consumer spending, stagnant manufacturing and lack of confidence are the signs. The US Government has slashed interest rate 6 times in the first half of this year. With continued reductions in capital spending, it is anticipated that signs of improvement will not emerge until end of this year or early next year.



Dr Chow, two officiating guests and the directors toast to the 30th anniversary of Chevalier

At the recent session of the National People's Congress, China formulated its Tenth Five-Year Plan. It is anticipated that the economy of the Mainland will grow at an average of seven per cent over the next five years. The Mainland's imminent entry to the World Trade Organization and the acceleration of the development of Western China will speed up its economic reforms and will offer tremendous business opportunities to both Hong Kong and overseas enterprises. Being the gateway to China and an international business centre, Hong Kong will undoubtedly be benefited from these opportunities. Chevalier owns network of ten representative offices in the Mainland gives the Group access and advantage.

With the global economy expected to slow and the US in increasing risk of falling into recession, economic growth in Hong Kong will decelerate. It will be impossible for Hong Kong to maintain last year's growth. The performance of the economy in the rest of the year will greatly depend on the validity of the measures taken by the US Government to stimulate its economy. Although the impact of rate cuts may not materialize in the near future, such reduction should help revive domestic demand particularly investment. Therefore, the Group expects that the economy will gradually improve towards the end of this year or early next year.

With stiff market competition and the decrease in the supply of private and public housing, it is envisaged that contribution from the building services and construction will be reduced in the coming year. Nevertheless, the Group's determination to diversify its business will bring stability in revenue and operational flexibility to the Group and enhance its competitive status to the changes of the volatile global marketplace. Looking ahead, the Group is committed to continue to explore opportunities and avenues to grow its business and enhance the value to its shareholders.

Shareholders and Staff

On behalf of the Board, I would like to take this opportunity to extend our gratitude to our shareholders for their support and to our staff for their dedication and contribution over the past year.

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 10th July, 2001

As at 31st March, 2001, the Group's total net asset amounted to approximately HK$2,138,181,000 (2000: HK$2,042,313,000), an increase of HK$95,868,000 or 4.7% when compared with 2000.

Total debt to equity ratio was 46.47% (2000: 49.06%) and net debt to equity ratio was 10.54% (2000: 19.34%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$2,138,181,000 (2000: HK$2,042,313,000).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$993,543,000 (2000: HK$1,001,999,000). Cash and deposit at bank including pledged deposits amounted to HK$768,242,000 (2000: HK$607,033,000) and net borrowings amounted to HK$255,301,000 (2000: HK$394,966,000). The Group's bank and other borrowings are wholly denominated in Hong Kong dollars. Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with a small portions based on Prime Rate. Among those floating rate loans, HK$400,000,000 are hedged to fixed rates through Interest Rate Swap Agreements.

Finance costs for the year amounted to HK$83,795,000 (2000: HK$51,804,000), an increase of HK$31,991,000 as compared with 2000.

The Company has provided guarantees in respect of loan facilities granted to subsidiaries and associates amounting to HK$889,302,000 (2000: HK$417,978,000) and nil (2000: HK$102,500,000) respectively.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Particulars of major properties held by the Group are as follows:

(A) Held as Investment Properties/Properties for Own Use

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Hong Kong				
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon	Industrial	16,000	Medium	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories	Industrial	118,300	Medium	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay	Industrial	177,500	Medium	100
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floors and one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay	Office premises and car parking space	174,600	Medium	100
9 Henderson Road, Jardine's Lookout	Residential	9,500	Long	100
No. 20, Shek O	Residential	5,300	Long	100
Singapore				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial	80,000	Freehold	71.1
The Blue Building, 10 Genting Road, Singapore 349473	Industrial	17,000	Freehold	71.1

Schedule of the Major Properties

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Canada				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and parking space for automobile dealership	20,200	Freehold	100
888 Hamilton Street, Vancouver, B. C.	Hotel	86,000	Freehold	39.8
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and parking space for automobile dealership	25,000	Freehold	100
20 Nugget Avenue, Scarborough, Ontario	Office, workshop and parking space for truck	22,460	Freehold	100
United States of America				
430 East Grand Avenue, South San Francisco, CA	Industrial/Warehouse	38,000	Freehold	100
The People's Republic of China				
355 Minquan Road, Xinyang City, Henan Province	Hotel	129,000	Medium	70
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	50.4
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	50.4

(B) Properties under Development

Location	Stage of completion	Expected date of completion	Usage	Site area sq.ft.	Estimated floor area after completion sq.ft.	Group's interest %
The People's Republic of China						
Lots H-1-1 and H-1-2, Dongguan City Central	Vacant site	Upon the available of land from the Government of the PRC	Residential and commercial	104,880	524,500	50
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City	Construction in progess	Late 2001	Hotel	38,277	123,495	100

(C) Property for Sale

Location	Approximate gross floor area sq. ft.	Lease term	Group's Interest %
The People's Republic of China			
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	370,000	Long	80

(D) Properties Interests Acquired in the PRC

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group interest %
Certain property interests comprising various levels in Onward Science & Trade Centre, 2 Donghuan South Road, Chaoyang District, Beijing	office	49,923	Long	45.2

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2001.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sale, servicing and leasing of automobiles; property development and investment; a wide range of voice and data communication equipment and services; system integrated IT solutions; sale and servicing of business machines and household products.

The Group's turnover and contribution to profit from operations for the year ended 31st March, 2001 analysed by business segment and geographical area are set out in note 3 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2001 are set out in the consolidated income statement on page 34. An interim dividend of HK2.5 cents was paid on Thursday, 8th March, 2001 with an option to elect for shares of HK$0.25 each in the Company in lieu of cash. The Directors now recommend the payment of a final dividend of HK3.5 cents per share with an option to elect for shares of the Company.

Share Capital

Movements in the Company's share capital during the year are set out in note 28 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company are set out in note 28 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 29 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 12 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 13 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The Group's turnover and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. Except for the contracts with CCHL Group as disclosed more fully in the section "Connected Transactions" below, none of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of the major properties of the Group as at 31st March, 2001 are set out on pages 17 to 19.

Employee and Remuneration Policy

The Group employed approximately 4,700 full time staff as at 31st March, 2001. The remuneration policy is reviewed periodically according to the nature of their jobs, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employee share option scheme. Total staff costs amounted to HK$536 million for the year ended 31st March, 2001.

Donations

During the year, the Group made donations of HK$2,737,000 to charitable bodies and HK$491,000 to other communities.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching *(Chairman and Managing Director)*
Mr KUOK Hoi Sang *(Deputy Managing Director)*
Mr FUNG Pak Kwan
Mr FUNG Wo Shun
Mr KAN Ka Hon
Mr WONG Kie Ngok, Alexander
Mr TAM Kwok Wing

Independent Non-Executive Directors

Mr Iain Leonard DALE
Mr CHENG Ming Fun, Paul
Mr WONG Wang Fat, Andrew

In accordance with the Company's Bye-laws, Messrs KUOK Hoi Sang, FUNG Pak Kwan and KAN Ka Hon shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, KAN Ka Hon, WONG Kie Ngok, Alexander and TAM Kwok Wing are interested in certain contracts in that they are the Directors and/or have beneficial interests in CiTL and/or CCHL. Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

None of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CCHL and CiTL which are the "connected persons" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange. The Stock Exchange granted waivers on 31st January, 1996 and 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waivers, details of the following connected transactions which have been entered into between certain subsidiaries of CCHL, CiTL and the Group in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

1. An agreement was made between CCHL and the Company whereby CCHL Group as main contractor may source from time to time supply of lifts and escalators, air-conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company as sub-contractor. The Group has entered into the following connected transactions within the meaning of the Listing Rules:

Main contractor	Nature of transaction	Sub-contractor	Estimated contract value *HK$*	Interest attributable to the Group %
Chevalier Construction (Hong Kong) Limited ("CCHK")	Supply and installation of building materials	Chevalier (Building Supplies & Engineering) Limited	3,640,000	100
CCHK	Electrical installation	Chevalier (HK) Limited ("CHK")	2,323,000	100
Chevalier (Construction) Company Limited ("CCCL")	Electrical installation	CHK	38,890,000	100
CCCL	Supply and installation of building materials	Chevalier (Aluminium Engineering) Limited	569,000	100

Sales and progress receipts during the year ended 31st March, 2001 in respect of the above contract amounted to approximately HK$4,158,000.

2. The Company had entered into an administrative service agreement with CCHL under which the Group provided accounting, treasury, electronic data processing, company secretarial and personnel management services to CCHL Group at a management fee calculated based on 0.3% of CCHL Group's annual turnover. The management fee paid by CCHL to the Company during the year ended 31st March, 2001 amounted to HK$3,679,000.

Connected Transactions (continued)

3. The following properties were leased to CiTL Group and CCHL Group by the wholly-owned subsidiaries of the Company at commercial rates:

Landlord	Renting of property (usage)	Tenant	Rental for the year HK$
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	CiTL Group	1,379,000
		CCHL Group	1,994,000
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	CiTL Group	95,000
		CCHL Group	286,000
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	CiTL Group	7,943,000
		CCHL Group	395,000
Futex Development Limited	Regent Villa (resort)	CiTL Group	160,000
		CCHL Group	160,000
Oriental Sharp Limited	Portion of Charming Garden (shop)	CiTL Group	104,000
Union Mark Development Limited	Portion of Yin Hai Commercial Building (office)	CiTL Group	118,000
Well Stamp Limited	Portion of Jin Du Mansion (office)	CiTL Group	85,000
Well Stamp Limited	Portion of Dongshan Plaza (office)	CiTL Group	33,000

During the year, rentals amounting to approximately HK$9,917,000 and HK$2,835,000 were paid to the Group by CiTL Group and CCHL Group respectively.

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2001 were:

(i) in the ordinary and usual course of the Group's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) within the relevant amounts as stipulated under the relevant waivers.

Connected Transactions (continued)

4. In August 2000, the Group entered into an agreement with a wholly-owned subsidiary of CCHL to purchase its 45% interest in PPRHK and debt at a total consideration of HK$21,248,000 ("the Sale and Purchase Agreement"). As the Company is the controlling shareholder of CCHL, the Sale and Purchase Agreement constituted a connected transaction of the Company under the Listing Rules. The transaction was completed in October 2000.

Directors' Interests in Shares and Options

As at 31st March, 2001, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

(a) **Interests in the Company**

(i) *Shares*

	Number of ordinary shares		
Directors	Personal interest	Family interest	Total
CHOW Yei Ching	615,445,993*	—	615,445,993
KUOK Hoi Sang	491,083	—	491,083
FUNG Pak Kwan	456,450	—	456,450
KAN Ka Hon	145,200	—	145,200
TAM Kwok Wing	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	—	42,016

* *Dr CHOW Yei Ching beneficially owned 615,445,993 shares in the Company, representing in aggregate approximately 50% of the issued share capital of the Company. These shares duplicated in the paragraph headed "Substantial Shareholder" below.*

Directors' Interests in Shares and Options (continued)

(a) Interests in the Company (continued)

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	18,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	8,450,000
KUOK Hoi Sang	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	10,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
FUNG Pak Kwan	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	8,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
FUNG Wo Shun	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	2,200,000
KAN Ka Hon	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	2,200,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000
WONG Kie Ngok, Alexander	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	1,200,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000
TAM Kwok Wing	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	1,700,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000

Details of the share options are set out in note 28 to the financial statements.

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares Personal interest	Corporate interest	Family interest	Total
CHOW Yei Ching	CiTL	34,079,270	431,618,666*	—	465,697,936
	CCHL	41,036,489	87,165,444*	—	128,201,933
	CSHL	4,375,000	80,000,000*	—	84,375,000
KUOK Hoi Sang	CiTL	12,000,000	—	—	12,000,000
	CCHL	1,326,437	—	—	1,326,437
FUNG Pak Kwan	CiTL	12,900,000	—	—	12,900,000
FUNG Wo Shun	CiTL	300,000	—	—	300,000
	CCHL	295,600	—	—	295,600
KAN Ka Hon	CiTL	2,256,000	—	—	2,256,000
TAM Kwok Wing	CiTL	2,000,000	—	52,000	2,052,000
	CCHL	625,796	—	7,142	632,938

* *Dr CHOW Yei Ching had notified CiTL, CCHL and CSHL that he was deemed to be interested in 431,618,666 shares in CiTL, 87,165,444 shares in CCHL and 80,000,000 shares in CSHL under the SDI Ordinance as the said shares were held by the Company in which Dr Chow beneficially owned 615,445,993 shares, representing in aggregate approximately 50% of the issued share capital of the Company.*

; in Shares and Options (continued)

;sociated Corporations (continued)

:ions

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
				HK$	HK$		
CHOW Yei Ching	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	14,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	7,000,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,400,000
KUOK Hoi Sang	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	4,300,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,000,000
FUNG Pak Kwan	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	3,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	6,550,000
FUNG Wo Shun	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	2,300,000
KAN Ka Hon	CiTL	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000

Save as disclosed above, as at 31st March, 2001, none of the Directors of the Company nor their spouses or children or step children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CCHL as mentioned above, no other contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman and Managing Director, aged 65, is the founder of the Chevalier Group and the Chairman of CiTL, CCHL, both of which are publicly listed companies in Hong Kong, and the Chairman of CSHL, a publicly listed company in Singapore. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, United Chinese Bank Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and with an Honorary University Fellowship by The University of Hong Kong. In 1996 and 1997, he was appointed an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively on a number of educational advisory committees and gives substantial support in areas of researches and developments to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science and Technology. He is also an Honorary Professor to Zhejiang University and Sichuan Union University of the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 1996 as a Member of The Selection Committee for the First Government of the Hong Kong Special Administrative Region and as a Member of the Board of Directors of The Community Chest in Hong Kong in 1995. He was also appointed early this year as the Honorary Consul of the State of Bahrain in Hong Kong. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Member of the Chinese People's Political Consultative Conference (Shanghai), the President of The Japan Society of Hong Kong and he is also the Chairman of the National Taiwan University-HK Alumni Association. In recognition of his contributions to local and overseas societies alike, Dr Chow has been awarded with the honorable decorations from Britain, Belgium, France and Japan, namely, Officer of the Most Excellent Order of the British Empire, Officer in the Order of the Crown, Officier de l'Ordre National du Mérite and The Order of the Sacred Treasure, Gold Rays with Rosette respectively.

Mr KUOK Hoi Sang, Deputy Managing Director, aged 51, joined the Chevalier Group in 1972 and is a Director of CiTL, CSHL and the Vice Chairman of CCHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong — China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Directors' Biographies (continued)

Executive Directors (continued)

Mr FUNG Pak Kwan, Director, aged 49, joined the Chevalier Group in 1974 and is the Managing Director of CiTL and a Director of CSHL. He was appointed as executive member of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for the Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of property investment and development projects, environmental engineering, automobile and hotel business in North America of the Group.

Mr FUNG Wo Shun, Director, aged 53, joined the Chevalier Group in 1970 and is a Director of CiTL. Mr Fung takes an active role in the management of the insurance business, finance and leasing business as well as business development of the Group.

Mr KAN Ka Hon, Director and Company Secretary, aged 50, joined the Chevalier Group in 1986 and is a Director and Company Secretary of CiTL and the Company Secretary of CCHL. He is also a Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of Hong Kong Society of Accountants.

Mr WONG Kie Ngok, Alexander, Director, aged 72, joined the Chevalier Group in 1989 and is a Director of CCHL. He is responsible for the internal audit and project development of the Chevalier Group. Mr Wong is a member of The Australian Society of Certified Public Accountants, a fellow member of The Hong Kong Society of Accountants and a fellow member of The Taxation Institute of Hong Kong.

Mr TAM Kwok Wing, Director, aged 40, joined the Chevalier Group in 1986 and is a Director of CCHL. Apart from his participation in running the insurance underwriting business together with property development and property management divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of the Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from the City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Company Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau.

Directors' Biographies (continued)

Independent Non-Executive Directors

Mr Iain Leonard DALE, aged 61, was appointed to the Board in 1992. Mr Dale is the Chairman of Henderson TR Pacific Investment Trust plc, Bowman Power Ltd and an Ambassador for British Business appointed by the U.K. Foreign and Commonwealth Office. He also chairs the British Council's BOND scheme, which places overseas business people in the U.K. industry. He was previously the Chairman of Dale Electric International plc and a Director of Vislink plc and chaired both the South East Asian Trade Advisory Group and the Southern Asian Advisory Group for the British Government. He is a former member of British Overseas Trade Board (BOTB).

Mr CHENG Ming Fun, Paul, aged 64, was appointed to the Board in 1998. Mr Cheng is a founding partner of China Key Consultants Ltd. A former Legislative Councillor, he was also the Chairman of Inchcape Pacific Limited and N M Rothschild & Sons (Hong Kong) Limited. He holds a number of non-executive directorships with listed companies in both Hong Kong and the U.K. An adjunct professor of Management of Organizations and a member of the Court at The Hong Kong University of Science and Technology.

Mr WONG Wang Fat, Andrew, aged 57, was appointed to the Board in 1999. Mr Wong has been an elected member of the Legislative Council since 1985. He has been lecturing at The Chinese University of Hong Kong since 1970 and is currently Honorary Professor of Government and Public Administration. He is also a Non-Executive Director of New Island Printing Holdings Limited and an Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr Wong holds a Bachelor of Arts (Honours) degree in literature from The University of Hong Kong and a Master of Public Administration degree from the Syracuse University, U.S.A.

Retirement Schemes

From 1st April, 2000 to 30th November, 2000, the Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme for its eligible employees. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 3.9% to 16% on the employees' income.

There has been a change in the pension scheme policy for the Group in Hong Kong since the introduction of Mandatory Provident Fund Scheme ("the MPF") under the Mandatory Provident Fund Schemes Ordinance by the HKSAR Government in December 2000. From 1st December, 2000 onwards, existing staff members can opt to stay in the Scheme or join the MPF while all new staff members are only entitled to join the MPF.

The MPF is available to all employees aged between 18 and 65 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$22,508,000 against which forfeited contributions amounting to HK$5,497,000 have been deducted. There were forfeited contributions amounting to HK$470,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholder

As at 31st March, 2001, the only substantial shareholder of the Company was Dr CHOW Yei Ching who held 615,445,993 shares representing approximately 50% of the issued share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, there were no parties whom were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the share options granted to certain Directors, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs Iain Leonard DALE and WONG Wang Fat, Andrew, met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Post Balance Sheet Events

Details of the significant post balance sheet events are set out in note 39 to the financial statements.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 10th July, 2001

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 34 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 10th July, 2001

Consolidated Income Statement

For The Year Ended 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	3	3,774,657	4,289,547
Cost of sales		(3,115,102)	(3,553,537)
Gross profit		659,555	736,010
Other revenue	4	64,722	132,084
Distribution costs		(237,194)	(279,161)
Administrative expenses		(121,041)	(122,069)
Other operating expenses	5	(44,790)	(37,347)
Profit from operations before finance costs	6	321,252	429,517
Finance costs	7	(83,795)	(51,804)
Profit from operations	3	237,457	377,713
Share of results of associates		(9,752)	623
Share of results of jointly controlled entities		5,974	375
Profit before taxation		233,679	378,711
Taxation	8	(49,460)	(80,359)
Profit before minority interests		184,219	298,352
Minority interests		(12,460)	(23,663)
Profit available for appropriation	9	171,759	274,689
Dividends	10	(73,214)	(91,886)
Profit for the year retained		98,545	182,803
Earnings per share	11		
Basic		15 cents	24 cents
Diluted		14 cents	24 cents

Consolidated Balance Sheet

As At 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current assets			
Investment properties	12	377,904	410,958
Property, plant and equipment	13	953,008	880,400
Properties under development	14	35,552	6,279
Interests in associates	16	82,503	82,237
Interests in jointly controlled entities	17	2,881	3,452
Investments in securities	18	5,780	35,536
Pledged deposits		63,000	—
Club debenture		1,869	1,869
		1,522,497	1,420,731
Current assets			
Inventories	19	244,532	264,142
Properties for sale	20	1,161,638	1,163,495
Debtors, deposits and prepayments	21	1,040,749	1,127,242
Amounts due from associates		902	—
Amounts due from jointly controlled entities		35,187	39,742
Amounts due from customers for contract work	22	84,688	148,931
Dividends receivable from associates		3,361	1,710
Investments in securities	18	48,809	95,370
Other short-term unlisted investments		—	38,364
Cash and bank balances		705,242	607,033
		3,325,108	3,486,029
Current liabilities			
Creditors, deposits and accruals	23	883,058	866,344
Construction costs payable		176,248	249,362
Amounts due to associates		79	42
Amounts due to jointly controlled entities		19,032	19,032
Amounts due to customers for contract work	22	5,688	75,294
Bills payable		120,264	129,374
Obligations under finance leases	24	45	116
Deferred service income		111,846	39,014
Provision for taxation		31,128	60,980
Proposed dividend		43,082	58,283
Bank loans	25	110,325	263,646
Other secured loans	26	3,382	3,278
Short-term bank loans and overdrafts		255,032	479,389
		1,759,209	2,244,154
Net current assets		1,565,899	1,241,875
Total assets less current liabilities		3,088,396	2,662,606
Non-current liabilities			
Bank loans	25	605,964	233,464
Other secured loans	26	18,840	22,222
Obligations under finance leases	24	—	45
Deferred taxation	27	—	180
		624,804	255,911
Minority interests		325,411	364,382
		2,138,181	2,042,313
Capital and reserves			
Share capital	28	307,726	291,413
Reserves	29	1,830,455	1,750,900
		2,138,181	2,042,313

The financial statements on pages 34 to 83 were approved by the Board of Directors on 10th July, 2001 and are signed on its behalf by:

KUOK Hoi Sang
DIRECTOR

FUNG Pak Kwan
DIRECTOR

Balance Sheet

As at 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current assets			
Interests in subsidiaries	15	1,482,926	1,588,448
Interests in associates	16	17,874	23,438
Investments in securities	18	5,750	13,178
Club debenture		599	599
		1,507,149	1,625,663
Current assets			
Debtors, deposits and prepayments		3,321	3,818
Amounts due from subsidiaries		1,060,566	656,706
Amounts due from associates		902	—
Dividends receivable from subsidiaries		7,043	11,515
Investments in securities	18	—	54,939
Cash and bank balances		12,093	67,365
		1,083,925	794,343
Current liabilities			
Creditors, deposits and accruals		2,080	5,097
Amounts due to subsidiaries		943,648	755,817
Amounts due to associates		—	26
Provision for taxation		12,794	13,052
Proposed dividend		43,082	58,283
Bank loans	25	—	7,920
Short-term bank loans and overdrafts		—	275,993
		1,001,604	1,116,188
Net current assets (liabilities)		82,321	(321,845)
Total assets less current liabilities		1,589,470	1,303,818
Non-current liabilities			
Bank loans	25	100,000	20,026
		1,489,470	1,283,792
Capital and reserves			
Share capital	28	307,726	291,413
Reserves	29	1,181,744	992,379
		1,489,470	1,283,792

KUOK Hoi Sang
DIRECTOR

FUNG Pak Kwan
DIRECTOR

Consolidated Statement of Recognised Gains and Losses

For The Year Ended 31st March, 2001

	2001 HK$'000	2000 HK$'000
(Deficit) surplus on revaluation of investment properties	(19,422)	30,726
Surplus on revaluation of properties for own use	7,598	62,123
Exchange difference arising on translation of financial statements of overseas subsidiaries	(9,160)	2,449
Share of reserves of associates	—	(7,615)
Net (losses) gains not recognised in the income statement	(20,984)	87,683
Profit for the year	171,759	274,689
Total recognised gains	150,775	362,372
Goodwill arising on acquisition of additional interests in subsidiaries and associates eliminated directly against reserves	(17,315)	(3,180)
	133,460	359,192

Consolidated Cash Flow Statement

For The Year Ended 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash inflow from operating activities	30	587,159	1,215,802
Returns on investments and servicing of finance			
Dividends paid		(52,819)	(38,527)
Dividends received from associates		1,731	7,017
Dividends received from jointly controlled entities		7,500	5,000
Dividends paid to minority shareholders of subsidiaries		(19,227)	(20,553)
Dividends received from investments in securities		811	1,144
Interest received		41,822	41,419
Interest paid		(88,789)	(65,163)
Finance lease charges		(11)	(16)
Net cash outflow from returns on investments and servicing of finance		(108,982)	(69,679)
Taxation			
Profits tax paid		(83,841)	(58,080)
Profits tax refunded		5,745	1,480
Net tax paid		(78,096)	(56,600)
Investing activities			
Purchase of property, plant and equipment		(140,813)	(22,588)
Disposal of property, plant and equipment		1,357	3,284
Purchase of properties for development		(29,833)	—
Disposal of a property project		—	96,138
Purchase of additional interest in subsidiaries		(14,531)	(8,303)
Purchase of subsidiaries	31	—	(351,997)
Disposal of subsidiaries	32	—	(423)
Advance from a former subsidiary		—	278
Repayment by subsidiary not consolidated		—	595
Purchase of and additional investments in associates		(20,246)	(7)
(Advance to) repayments by associates		(9,667)	4,622
Repayments by (advance to) jointly controlled entities		4,555	(910)
Increase in pledged deposits		(63,000)	—
Withdrawals of fixed deposits with maturity date beyond three months		—	178,813
Withdrawals of deposits with stakeholders		—	255,057
Net cash (outflow) inflow from investing activities		(272,178)	154,559
Net cash inflow before financing		127,903	1,244,082
Financing	33		
New bank and other loans		515,700	208,234
Repayment of bank and other loans raised		(448,491)	(1,615,379)
Issue of new shares		707	705
Share issue expenses		(21)	(22)
Contribution by minority shareholders of subsidiaries		2	9,520
Repayment to minority shareholder of a subsidiary		(24,318)	—
Repayment of finance lease obligations		(116)	(108)
Net cash inflow (outflow) from financing		43,463	(1,397,050)
Increase (decrease) in cash and cash equivalents		171,366	(152,968)
Cash and cash equivalents at 1st April		293,399	445,581
Effect of changes in foreign exchange rates		(5,155)	786
Cash and cash equivalents at 31st March	34	459,610	293,399

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activity of the Company is investment holding while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment; supply and installation of building materials and equipment; sale, servicing and leasing of motor vehicles; sale of computer and office equipment; trading of general merchandise; provision of telecommunication services, IT and network solutions, technical and maintenance services and paging services; insurance business, building management, hotel and travel agency services; property investment and trading; leasing of office equipment and securities trading.

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and securities and in accordance with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) **Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates and jointly controlled entities on the basis set out in (d) and (e) below.

The results of subsidiaries, associates or jointly controlled entities acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

(b) **Goodwill on consolidation**

Goodwill, which represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries, associates or jointly controlled entities, is written off to reserve immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries, associates or jointly controlled entities over the purchase consideration, is credited to reserves in the year of acquisition.

On the disposal of subsidiaries, associates or jointly controlled entities, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiaries, associates or jointly controlled entities.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(c) Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued equity share capital, controls more than half of the voting power or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any impairment losses recognised.

(d) Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of the associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's balance sheet, investments in associates are stated at cost, as reduced by any impairment losses recognised.

(e) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant investing company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(e) **Joint ventures** (continued)

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities. The Group's share of post-acquisition results of jointly controlled entities is included in the consolidated income statement.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset transferred.

The Company's investments in jointly controlled entities are stated at cost, as reduced by any impairment losses recognised.

(f) **Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost. Investments other than held-to-maturity debt securities are classified as investment securities and other investments. Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment losses recognised. Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(g) **Other short-term investments**

Options acquired for short-term investment purpose are carried at their market value at each balance sheet date, with unrealised gains and losses included in the income statement for the period.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(h) **Investment properties**

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(i) **Property, plant and equipment**

(i) *Hotel properties*

Hotel properties are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any surplus arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. A decrease in net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided on a straight-line basis on hotel properties over the remaining terms of the relevant land lease.

(ii) *Other properties*

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(i) **Property, plant and equipment** (continued)

(ii) *Other properties (continued)*

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

(iii) *Plant and equipment*

Plant and equipment are stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	**Annual charge**
Computer equipment	20%	40%
Others	20%	20%

Assets held for leasing are depreciated over the term of the leases.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(j) **Properties for sale and under development**

Properties held for sale are stated at the lower of cost and net realisable value. Properties under development are stated at cost less provision for loss where appropriate.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing costs capitalised. Net realisable value is estimated by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(l) Installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year. When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" (as an asset) or "Amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "Debtors, deposits and prepayments".

(m) Revenue recognition

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from properties developed for sale, where there are no pre-sales prior to completion of development, is recognised on the execution of a binding sales agreement or when the relevant occupation permit is issued by the Authorities, whichever is the later.

Income from properties pre-sold prior to completion of development is recognised according to the stage of completion and is calculated by reference to the development costs incurred to date as a proportion to the estimated total development costs.

Income from property trading is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customer.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Insurance agency commission is recognised on the effective commencement or renewal dates of the related policies.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(m) Revenue recognition *(continued)*

Insurance premium is recognised as income when an insurance policy is accepted and the relevant debit note is issued by the Company.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend from investments is recognised when the shareholders' rights to receive payment have been established.

Income from sale of securities is recognised on a trade date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.

(n) **Operating leases**

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(o) **Finance leases**

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease.

(p) **Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(q) Foreign currencies

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling at that date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries, associates and jointly controlled entities are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

(r) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(s) Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

3. TURNOVER AND CONTRIBUTION

An analysis of the Group's turnover and contribution to profit from operations by business segment and geographical area are as follows:

	Turnover		Contribution to profit from operations	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
By business segment:				
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment	1,741,008	1,736,889	166,745	132,799
Supply and installation of building materials and equipment	271,633	565,024	97,837	89,846
Sale, servicing and leasing of motor vehicles	332,360	385,152	630	3,584
Sale of computer, office equipment and leasing of office equipment	534,941	563,828	8,639	14,367
Trading of general merchandises	121,081	95,670	(7,527)	(6,562)
Telecommunication, IT and network solutions, technical and maintenance services	408,324	478,716	19,448	33,588
Property investment and trading	59,851	244,576	(16,792)	31,482
Insurance business	125,206	16,498	(845)	(2,218)
Building management, hotel and travel agency services and others	180,253	203,194	(30,678)	80,827
	3,774,657	4,289,547	237,457	377,713
By geographical area:				
Hong Kong	2,563,990	2,736,334	140,878	289,525
The People's Republic of China, other than Hong Kong ("PRC")	372,501	648,269	51,506	46,746
Canada	349,136	402,780	2,623	2,840
Singapore	164,118	268,714	32,688	29,628
U.S.A.	90,681	83,572	334	(1,052)
Thailand	141,433	145,314	8,917	13,175
Others	92,798	4,564	511	(3,149)
	3,774,657	4,289,547	237,457	377,713

4. OTHER REVENUE

	2001 HK$'000	2000 HK$'000
Included in other revenue are:		
Gain on disposal of a property project	—	74,998
Interest from bank and other deposits	36,072	38,531
Interest earned on debt securities	5,311	4,225
Dividends received or receivable from listed securities	811	1,144
Provision for loss on interests in associates written back	3,000	—
Management fee	7,114	7,772

5. OTHER OPERATING EXPENSES

	2001 HK$'000	2000 HK$'000
Included in other operating expenses are:		
Deficit on revaluation of properties for own use	1,510	4,445
Provision for bad and doubtful debts	3,039	22,227
Loss on disposal of property, plant and equipment	4,291	1,002
Exchange loss	23,441	—

6. PROFIT FROM OPERATIONS BEFORE FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Profit from operations before finance costs is arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	55,344	46,346
Assets held under finance leases	43	63
	55,387	46,409
Less: Amount capitalised to contract work	(71)	(99)
	55,316	46,310
Auditors' remuneration	4,876	4,429
Staff costs including directors' emoluments *(Note a)*	536,092	546,714
Operating lease payments in respect of leasing of		
Premises	31,805	99,876
Others	687	696
	32,492	100,572
Net realised and unrealised holding loss on investments in securities	30,165	—
and crediting:		
Gross rental income of HK$58,781,000 (2000: HK$29,261,000) less outgoings from properties *(Note b)*	46,139	14,884
Gross earnings of HK$434,000 (2000: HK$544,000) less outgoings from leasing of equipment	253	395
Exchange gain	—	3,611
Net realised and unrealised holding gain on investments in securities	—	21,247

Notes:

(a) *Included in staff costs is an amount of HK$4,826,000 (2000: HK$3,239,000) in respect of redundancy payments made to staff.*

(b) *Included in rental income is an amount of HK$2,303,000 (2000: HK$630,000) less outgoings of HK$943,000 (2000: HK$306,000) received from jointly controlled assets.*

7. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on bank loans, overdrafts and other borrowings wholly repayable within 5 years	85,270	57,018
Interest on other borrowings	2,636	493
Finance lease charges	11	16
	87,917	57,527
Less: Amount capitalised to contract work	(4,122)	(5,723)
	83,795	51,804

Borrowing costs capitalised are calculated by applying an average capitalisation rate of 8% (2000: 8%) to expenditures on qualifying assets.

8. TAXATION

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Company and subsidiaries		
Current year profits tax		
Hong Kong	35,527	64,755
Overseas	13,088	10,176
Deferred taxation		
Hong Kong	(180)	(915)
	48,435	74,016
Associates		
Current year profits tax		
Hong Kong	805	4,607
Jointly controlled entities		
Current year profits tax		
Hong Kong	220	1,736
	49,460	80,359

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the rate applicable to the relevant local legislation on the estimated assessable profits.

Details of the potential deferred tax credit (charge) not provided for in the year are set out in note 27.

9. PROFIT AVAILABLE FOR APPROPRIATION

Of the Group's profit available for appropriation, a profit of HK$242,551,000 (2000: HK$8,515,000) has been dealt with in the financial statements of the Company.

10. DIVIDENDS

	2001 HK$'000	2000 HK$'000
Interim dividend paid		
HK$0.025 per share on 1,202,859,743 shares		
(2000: HK$0.030 per share on 1,119,451,648 shares)	30,071	33,584
Final dividend proposed		
HK$0.035 per share on 1,230,904,366 shares		
(2000: HK$0.050 per share on 1,165,654,152 shares)	43,082	58,283
Final dividend for prior year on additional shares issued		
before the closing of the register of members for the dividend	61	19
	73,214	91,886

The amount of final dividend payable for the year ended 31st March, 2001 has been computed on the assumption that no grantees of share options will subscribe for shares prior to the record date for payment of dividend. Dividends payable would increase by HK$3,581,000 if all grantees of share options exercised their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim and final dividend.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 HK$'000	2000 HK$'000
Earnings for the purposes of basic earnings per share	171,759	274,689
Adjustments to the share of results of subsidiaries		
based on dilution of their earnings per share	(68)	(328)
Earnings for the purposes of diluted earnings per share	171,691	274,361

	Number of shares '000	'000
Weighted average number of ordinary shares for the		
purpose of basic earnings per share	1,182,860	1,122,435
Effect of dilutive potential ordinary shares:		
Share options *(Note)*	11,093	9,387
Weighted average number of ordinary shares for the		
purpose of diluted earnings per share	1,193,953	1,131,822

Note: The calculation of diluted earnings per share does not assume the exercise of certain outstanding share options as the exercise price was higher than the average market price per share during the two years ended 31st March, 2001.

12. INVESTMENT PROPERTIES

	Hong Kong under medium-term leases HK$'000	PRC under medium-term leases HK$'000	Overseas on freehold land HK$'000	Total HK$'000
THE GROUP				
AT VALUATION				
At 1st April, 2000	194,750	11,250	204,958	410,958
Exchange adjustments	—	—	(8,752)	(8,752)
Deficit on revaluation	(8,667)	(1,650)	(13,985)	(24,302)
At 31st March, 2001	186,083	9,600	182,221	377,904

Notes:

(a) *Included in investment properties in Hong Kong with a carrying value of HK$23,333,000 (2000: HK$26,000,000) represent the Group's share of interest in jointly controlled assets.*

(b) *Properties were revalued on an open market existing use basis at 31st March, 2001 by independent professional valuers. Properties in Hong Kong and PRC were revalued by Knight Frank and DTZ Debenham Tie Leung Limited. Overseas properties were revalued by CB Richard Ellis (Pte) Ltd and DTZ Debenham Tie Leung Limited.*

(c) *Charges were created on the investment properties with a total carrying value of HK$170,972,000 (2000: HK$182,980,000) to secure bank loans and other facilities extended to the Group as disclosed in notes 25 and 36.*

(d) *Gross rental income derived from investment properties for the year amounted to HK$19,154,000 (2000: HK$14,302,000).*

13. PROPERTY, PLANT AND EQUIPMENT

	Properties for own use								Hotel properties					
	Hong Kong		PRC			Overseas			PRC	Overseas	Machinery, tools, transmitters and telecom-munication equipment	Furniture, fixtures, other equipment, yacht and motor vehicles		
	under long-term leases	under medium-term leases	under long-term leases	under medium-term leases	under short-term leases	on freehold land	under long-term leases	under medium-term leases	under medium-term leases	on freehold land		held for own use	held for leasing	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP														
AT COST OR VALUATION														
At 1st April, 2000	81,700	447,050	12,818	19,370	645	59,772	18,584	6,251	26,000	80,250	88,984	175,914	1,102	1,018,440
Exchange adjustments	—	—	—	—	—	(4,256)	(794)	(999)	—	(6,000)	(941)	(2,233)	(65)	(15,288)
Additions	105,988	—	—	—	—	—	—	—	849	—	12,589	20,681	706	140,813
Disposals	—	—	—	—	—	—	—	—	(203)	—	(16,563)	(24,595)	(637)	(41,998)
Reclassification	—	—	—	—	—	—	—	—	11,850	—	(5,083)	(6,767)	—	—
(Deficit) surplus on revaluation	(1,888)	(10,670)	(706)	(1,000)	(55)	5,794	(1,169)	(110)	(1,312)	(3,712)	—	—	—	(14,828)
At 31st March, 2001	185,800	436,380	12,112	18,370	590	61,310	16,621	5,142	37,184	70,538	78,986	163,000	1,106	1,087,139
ACCUMULATED DEPRECIATION														
At 1st April, 2000	—	—	—	—	—	—	—	—	—	—	43,020	94,606	414	138,040
Exchange adjustments	—	—	—	—	—	—	—	—	—	—	(634)	(1,560)	(23)	(2,217)
Charge for the year	1,738	9,481	240	806	55	1,642	415	375	4,053	1,638	10,770	23,941	233	55,387
Eliminated upon disposals	—	—	—	—	—	—	—	—	(84)	—	(14,556)	(21,376)	(334)	(36,350)
Reclassification	—	—	—	—	—	—	—	—	370	—	(160)	(210)	—	—
Eliminated upon revaluation	(1,738)	(9,481)	(240)	(806)	(55)	(1,642)	(415)	(375)	(4,339)	(1,638)	—	—	—	(20,729)
At 31st March, 2001	—	—	—	—	—	—	—	—	—	—	38,440	95,401	290	134,131
NET BOOK VALUES														
At 31st March, 2001	185,800	436,380	12,112	18,370	590	61,310	16,621	5,142	37,184	70,538	40,546	67,599	816	953,008
At 31st March, 2000	81,700	447,050	12,818	19,370	645	59,772	18,584	6,251	26,000	80,250	45,964	81,308	688	880,400
An analysis of the cost and valuation of the Group's property, plant and equipment is as follows:														
At cost	—	—	—	—	—	—	—	—	—	—	78,986	163,000	1,106	243,092
At 2001 professional valuation	185,800	436,380	9,500	18,370	—	61,310	16,621	5,142	26,000	70,538	—	—	—	829,661
At 2001 directors' valuation	—	—	2,612	—	590	—	—	—	11,184	—	—	—	—	14,386
	185,800	436,380	12,112	18,370	590	61,310	16,621	5,142	37,184	70,538	78,986	163,000	1,106	1,087,139

Notes:

(a) *Certain properties in PRC and overseas were revalued on 31st March, 2001 by the directors on an open market existing use basis. Properties in Hong Kong, overseas and PRC other than the above-mentioned were revalued on 31st March, 2001 by independent professional valuers, Knight Frank, DTZ Debenham Tie Leung Limited, CKS Property Consultants Pte Ltd, Brooke International (Thailand) Limited and CIBI Information, Inc. on an open market existing use basis.*

(b) *Had the properties been carried at cost less accumulated depreciation, the carrying value as at 31st March, 2001 would have been HK$827,355,000 (2000: HK$741,249,000).*

(c) *Charges were created on the properties with a total carrying value of HK$547,054,000 (2000: HK$517,033,000) to secure bank loan and other facilities extended to the Group as disclosed in notes 25 and 36.*

(d) *The net book value of machinery, tools and equipment held under finance leases amounted to HK$160,000 (2000: HK$203,000).*

14. PROPERTIES UNDER DEVELOPMENT

	PRC Hotel property under medium-term lease HK$'000	Overseas properties on freehold land HK$'000	Total HK$'000
THE GROUP			
AT COST			
At 1st April, 1999	—	—	—
Exchange adjustments	—	104	104
Arising from acquisition of subsidiaries	—	6,175	6,175
At 31st March, 2000	—	6,279	6,279
Exchange adjustments	—	(560)	(560)
Additions	29,833	—	29,833
At 31st March, 2001	29,833	5,719	35,552

15. INTERESTS IN SUBSIDIARIES

	THE COMPANY 2001 HK$'000	THE COMPANY 2000 HK$'000
Cost less provision for impairment of shares listed in		
Hong Kong	171,225	129,868
Singapore	77,014	77,014
Unlisted shares, at cost less provision for impairment	985,165	1,061,751
Amounts due from subsidiaries	249,522	319,815
	1,482,926	1,588,448
Market value of listed shares		
Hong Kong	112,921	217,906
Singapore	86,600	123,216

Particulars regarding the principal subsidiaries as at 31st March, 2001 are set out on pages 75 to 79.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affected the results or assets of the Group.

16. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Share of net assets				
Associate listed in Hong Kong	21,796	32,099	—	—
Unlisted associates	51,900	50,138	—	—
Cost less provision for impairment				
Associate listed in Hong Kong	—	—	17,874	23,438
Amounts due from associates	8,807	—	—	—
	82,503	82,237	17,874	23,438
Market value of listed associate	16,561	24,771	13,381	19,917

Particulars regarding the principal associates as at 31st March, 2001 are set out on page 80.

The Directors are of the opinion that a complete list of the particulars of all associates would be of excessive length and therefore the associates as set out are those which principally affected the results or net assets of the Group.

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Share of net assets	2,881	3,452

Particulars regarding the principal jointly controlled entities as at 31st March, 2001 are set out on page 81.

The Directors are of the opinion that a complete list of the particulars of all jointly controlled entities would be of excessive length and therefore, the jointly controlled entities as set out are those which principally affected the results or net assets of the Group.

18. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Other investments:				
Equity securities				
Listed				
Hong Kong	11,413	28,175	5,750	13,178
Overseas	—	25,586	—	—
Debt securities				
Listed				
Overseas	38,728	77,115	—	54,939
Unlisted				
Overseas	4,448	30	—	—
	54,589	130,906	5,750	68,117
Market values of listed securities				
Equity securities				
Hong Kong	11,413	28,175	5,750	13,178
Overseas	—	25,586	—	—
Debt securities				
Overseas	38,728	77,115	—	54,939
	50,141	130,876	5,750	68,117
Carrying value analysed for reporting purposes are:				
Non-current	5,780	35,536	5,750	13,178
Current	48,809	95,370	—	54,939
	54,589	130,906	5,750	68,117

19. INVENTORIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Raw materials	34,235	27,144
Inventory held for resale	199,938	211,992
Consumable stores	10,359	25,006
	244,532	264,142

The cost of inventories recognised as an expense during the year was HK$1,159,336,000 (2000: HK$1,398,093,000).

At 31st March, 2001, inventories held for resale included an amount of HK$86,114,000 (2000: HK$120,046,000) carried at net realisable value.

20. PROPERTIES FOR SALE

The cost of properties sold during the year amounted to HK$3,135,000 (2000: HK$203,123,000).

At 31st March, 2001, properties included an amount of HK$413,900,000 (2000: HK$534,554,000) carried at net realisable value.

At 31st March, 2001, properties included the Group's share of interest in jointly controlled assets with an aggregate book value of HK$17,151,000 (2000:HK$17,151,000).

21. DEBTORS, DEPOSITS AND PREPAYMENTS

At 31st March, 2001, debtors, deposits and prepayments included the Group's share of debtors in relation to jointly controlled assets of HK$790,000 (2000:HK$238,000).

At 31st March, 2001, included in debtors, deposits and prepayments are trade debtors of HK$706,231,000 (2000:HK$653,625,000). The aged analysis of trade debtors is as follows:

	THE GROUP	
	2001 HK$'000	2000 HK$'000
0 - 60 days	578,204	517,722
61 - 90 days	34,553	31,336
Over 90 days	93,474	104,567
	706,231	653,625

The Group has established credit policies for customers in each of its core business. The average credit period granted for trade debtors was 60 days.

22. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2001 HK$'000	2000 HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred	4,209,048	3,848,664
Recognised profits less recognised losses	408,560	310,612
	4,617,608	4,159,276
Less: Progress billings	(4,538,608)	(4,085,639)
	79,000	73,637
Represented by:		
Amounts due from customers included in current assets	84,688	148,931
Amounts due to customers included in current liabilities	(5,688)	(75,294)
	79,000	73,637

At 31st March, 2001, retention monies held by customers for contract work amounted to HK$119,571,000 (2000: HK$131,164,000). Advances received from customers for contract work amounted to HK$8,840,000 (2000: HK$12,101,000).

23. CREDITORS, DEPOSITS AND ACCRUALS

At 31st March, 2001, creditors, deposits and accruals included the Group's share of liabilities incurred in relation to jointly controlled assets of HK$653,000 (2000: HK$319,000).

At 31st March, 2001, included in creditors, deposits and accruals are trade creditors of HK$364,194,000 (2000: HK$449,324,000). The aged analysis of the trade creditors is as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
0 - 60 days	338,211	417,883
61 - 90 days	8,931	10,663
Over 90 days	17,052	20,778
	364,194	449,324

24. OBLIGATIONS UNDER FINANCE LEASES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
The maturity of obligations under finance leases is as follows:				
within 1 year	45	116	—	—
more than 1 year but not exceeding 2 years	—	45	—	—
	45	161	—	—
Less: amount due within one year shown under current liabilities	(45)	(116)	—	—
	—	45	—	—

25. BANK LOANS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
The maturity of the bank loan is as follows:				
Repayable within one year	110,325	263,646	—	7,920
Repayable within a period of:				
more than 1 year but not exceeding 2 years	174,520	83,017	100,000	7,920
more than 2 years but not exceeding 5 years	181,670	133,694	—	12,106
more than 5 years	249,774	16,753	—	—
	716,289	497,110	100,000	27,946
Less: amount due within one year shown under current liabilities	(110,325)	(263,646)	—	(7,920)
	605,964	233,464	100,000	20,026
Secured	598,789	497,110	—	27,946
Unsecured	117,500	—	100,000	—
	716,289	497,110	100,000	27,946

Bank loans are secured by fixed charges on certain properties and other assets of the Group with an aggregate carrying value of HK$1,323,689,000 (2000: HK$1,004,439,000). The bank loans carry interest at commercial rates and are repayable by monthly instalments, the last of which falls due in the year 2012.

26. OTHER SECURED LOANS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
The maturity of the loans is as follows:				
Repayable within one year	3,382	3,278	—	—
Repayable within a period of:				
more than 1 year but not exceeding 2 years	3,508	3,382	—	—
more than 2 years but not exceeding 5 years	11,296	10,908	—	—
over 5 years	4,036	7,932	—	—
	22,222	25,500	—	—
Less: amount due within one year shown under current liabilities	(3,382)	(3,278)	—	—
	18,840	22,222	—	—

Other loans are secured by fixed charges on certain properties of the Group with an aggregate carrying value of HK$12,613,000 (2000: HK$12,613,000). These loans carry interest at commercial rates and are repayable by monthly instalments.

27. DEFERRED TAXATION

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
At 1st April	180	1,095
Write back on reversal of timing difference	(180)	(915)
At 31st March	—	180

Deferred tax was provided in respect of the timing differences arising due to the excess of tax allowances over depreciation charged to the income statement.

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the financial statements of the Group are as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Tax effect of timing difference because of:		
Excess of depreciation over tax allowances	2,623	5,567
Unutilised tax losses	116,894	97,151
Other timing differences	293	1,807
	119,810	104,525

The amount of the unrecognised tax credit (charge) for the year is as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Tax effect of timing difference because of:		
Excess of depreciation over tax allowances	(2,944)	883
Unutilised tax losses	19,743	13,917
Other timing differences	(1,514)	1,360
	15,285	16,160

A deferred tax asset of the Group has not been recognised in the financial statements as it is not certain that the tax asset will be utilised in the foreseeable future.

27. DEFERRED TAXATION (continued)

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of the Group's properties in Hong Kong, Singapore and Thailand as profits or losses arising on the disposal of these properties would not be subject to taxation. Accordingly, the surplus or deficit does not constitute a timing difference for deferred tax purposes.

Deferred tax has not been accounted for on the deficit arising on the revaluation of the Group's properties in PRC as loss on disposal of PRC properties would not be subject to taxation. Accordingly, the deficit does not constitute a timing difference for deferred tax purposes.

The potential deferred tax assets attributable to unutilised tax losses of foreign subsidiaries at the balance sheet date will expire in the following years:

	2001 HK$'000	2000 HK$'000
2001	328	48
2002	368	26
2003	2,361	2,386
2004	216	250
2005	512	560
2006	219	272
2007	319	340
2008	1,020	992
2009	1,665	1,663
2010	422	422
2012	24	11
2013	—	90
2018	214	—

There is no significant deferred tax for the Company provided or unprovided.

28. SHARE CAPITAL

	Number of ordinary shares of HK$0.25 each	Nominal value HK$'000
Authorised:	1,700,000,000	425,000
Issued and fully paid:		
At 31st March, 1999	1,115,181,107	278,795
Issue of shares in lieu of cash dividends	49,383,045	12,346
Issue of shares under share option scheme	1,090,000	272
At 31st March, 2000	1,165,654,152	291,413
Issue of shares in lieu of cash dividends	64,038,214	16,010
Issue of shares under share option scheme	1,212,000	303
At 31st March, 2001	1,230,904,366	307,726

28. SHARE CAPITAL (continued)

Notes:

(a) **Authorised and issued share capital**

There were no changes in the authorised share capital during the two years ended 31st March, 2001.

During the year, 35,993,591 and 28,044,623 (2000: 3,618,541 and 45,764,504) shares were issued in lieu of cash dividends payable to the shareholders at prices of HK$0.5700 and HK$0.5377 (2000: HK$0.5558 and HK$0.5795) per share, respectively, giving a total consideration of approximately HK$35,596,000 (2000: HK$28,531,000) and 512,000 (2000: 1,090,000) shares and 700,000 (2000: Nil) shares were issued on exercise of options under share option scheme at a price of HK$0.6464 (2000: HK$0.6464) and HK$0.5376 (2000: HK$0.5376) per share, respectively, giving a total consideration of approximately HK$707,000 (2000: HK$705,000).

(b) **Share option scheme of the Company**

A share option scheme for the benefit of full-time employees including the Directors of the Company and its subsidiaries was approved and adopted in 1991 under which Directors may invite full-time employees, including Executive Directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the Stock Exchange of Hong Kong Limited on the five business days last preceding the offer date or the nominal value of these shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted

Particulars of the options granted and exercised during each of the two years ended 31st March, 2001 are as follows:

2000

Price per share payable on exercise of options HK$	Period during which options are exercisable	Number of shares issuable under options Outstanding at 1st April, 1999	Granted during the year	Exercised during the year	Cancelled	Outstanding at 31st March, 2000
0.5376	03/09/1998-03/09/2001	46,900,000	—	—	—	46,900,000
0.6464	07/10/1998-06/10/2001	26,200,000	—	(1,090,000)	(2,146,000)	22,964,000
0.4880	30/06/2000-29/06/2003	—	34,150,000	—	—	34,150,000
		73,100,000	34,150,000	(1,090,000)	(2,146,000)	104,014,000

2001

Price per share payable on exercise of options HK$	Period during which options are exercisable	Number of shares issuable under options Outstanding at 1st April, 2000	Granted during the year	Exercised during the year	Cancelled	Outstanding at 31st March, 2001
0.5376	03/09/1998-03/09/2001	46,900,000	—	(700,000)	—	46,200,000
0.6464	07/10/1998-06/10/2001	22,964,000	—	(512,000)	(482,000)	21,970,000
0.4880	30/06/2000-29/06/2003	34,150,000	—	—	—	34,150,000
		104,014,000	—	(1,212,000)	(482,000)	102,320,000

The consideration payable by each of the grantees for each lot of options granted was HK$1. Exercise of the outstanding options in full would, under the present capital structure of the Company, result in the issue of 102,320,000 (2000: 104,014,000) additional shares of HK$0.25 (2000: HK$0.25) each and the receipt by the Company of approximately HK$55,704,000 (2000: HK$56,723,000) in cash.

28. SHARE CAPITAL (continued)

(c) **Share option scheme of a Chevalier iTech Holdings Limited ("CiTL")**

A share option scheme for the benefit of the full-time employees of a subsidiary of the Company, CiTL and its subsidiaries was approved and adopted in 1991 under which the directors of CiTL may invite full-time employees, including executive directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the CiTL's shares on The Stock Exchange of Hong Kong Limited on the five business days last preceding the offer date or the nominal value of the CiTL's shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

Particulars of the share options granted and exercised during each of the two years ended 31st March, 2001 are as follows:

2000

Price per share payable on exercise of options HK$	Period during which options are exercisable	Number of shares issuable under options				
		Outstanding at 1st April, 1999	Granted during the year	Exercised during the year	Cancelled	Outstanding at 31st March, 2000
0.3376	03/09/1998-02/09/2001	40,900,000	—	(17,300,000)	—	23,600,000
0.3376	04/09/1998-03/09/2001	7,300,000	—	(2,300,000)	—	5,000,000
0.3920	07/10/1998-06/10/2001	9,076,000	—	(6,772,000)	(1,308,000)	996,000
0.4640	30/06/2000-29/06/2003	—	28,550,000	—	—	28,550,000
		57,276,000	28,550,000	(26,372,000)	(1,308,000)	58,146,000

2001

Price per share payable on exercise of options HK$	Period during which options are exercisable	Number of shares issuable under options				
		Outstanding at 1st April, 2000	Granted during the year	Exercised during the year	Cancelled	Outstanding at 31st March, 2001
0.3376	03/09/1998-03/09/2001	23,600,000	—	—	—	23,600,000
0.3376	04/09/1998-03/09/2001	5,000,000	—	—	—	5,000,000
0.3920	07/10/1998-06/10/2001	996,000	—	(20,000)	—	976,000
0.4640	30/06/2000-29/06/2001	28,550,000	—	—	—	28,550,000
		58,146,000	—	(20,000)	—	58,126,000

28. SHARE CAPITAL (continued)

(d) **Share option scheme of Chevalier Singapore Holdings Limited ("CSHL")**

A share option scheme known as the Chevalier Employees' Share Option Scheme (the "Scheme") was approved and adopted by CSHL, a subsidiary of the Company which is listed on the Main Board of the Singapore Exchange Securities Trading Limited ("SGX-ST"), on 15th December, 1995. The Scheme was adopted for the benefit of full-time employees (including executive directors) of CSHL and its subsidiaries (the "CSHL Group"). Under the Scheme, offers for the grant of options may be made to full time employees (including executive directors) of the CSHL Group to subscribe for shares in the capital of CSHL. The subscription price for each share in CSHL in respect of which an option is exercisable is equal to the average of the last dealt price for the share, as determined by reference to the daily official list published by the SGX-ST for the three consecutive trading days immediately preceding the date of grant of the option, or the nominal amount of the share, whichever is higher. The maximum size of the Scheme is limited to 5% of the issued ordinary share capital of CSHL. No option may be exercised earlier than twelve months or later than sixty months from the date of grant of that option. Not more than 50% of the total number of shares which may be issued under the Scheme may be issued to employees of the rank of General Manager and above, and the maximum entitlement of any employee cannot exceed 25% of the total number of shares which may be issued under the Scheme.

No options under the scheme were granted, exercised or cancelled during the two years ended 31st March, 2001 and the 204,000 options exercisable during the period from 12th January, 1998 to 11th January, 2001 at a price of S$0.59 per share outstanding at the beginning of the year were lapsed on 11th January, 2001.

29. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve		Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
				Investment properties HK$'000	properties for own use HK$'000			
THE GROUP								
At 1st April, 1999	540,250	83,178	7,526	42,301	28,436	(13,677)	781,005	1,469,019
Dilution of interest in subsidiaries	—	(419)	—	—	—	—	(1,485)	(1,904)
Issue of new shares	16,618	—	—	—	—	—	—	16,618
Share issue expenses	(22)	—	—	—	—	—	—	(22)
Transfer *(note b)*	(206,619)	206,619	—	—	—	—	—	—
Net surplus on revaluation of properties	—	—	—	30,726	62,123	—	—	92,849
Profit for the year, retained	—	—	—	—	—	—	182,803	182,803
Exchange difference on translation of financial statements of overseas subsidiaries	—	—	—	—	—	2,449	—	2,449
Goodwill on acquisition of additional interests in subsidiaries and associates	—	(3,180)	—	—	—	—	—	(3,180)
Disposal of a subsidiary	—	—	—	—	—	(117)	—	(117)
Share of reserves in associates	—	—	—	(6,895)	—	(720)	—	(7,615)
At 31st March, 2000	350,227	286,198	7,526	66,132	90,559	(12,065)	962,323	1,750,900
Dilution of interests in subsidiaries and associates	—	(999)	—	—	3	(2)	338	(660)
Issue of new shares	19,990	—	—	—	—	—	—	19,990
Share issue expenses	(21)	—	—	—	—	—	—	(21)
Transfer *(note c)*	—	—	—	—	444	(444)	—	—
Net (deficit) surplus on revaluation of properties	—	—	—	(19,422)	7,598	—	—	(11,824)
Profit for the year, retained	—	—	—	—	—	—	98,545	98,545
Exchange difference on translation of financial statements of overseas subsidiaries	—	—	—	—	—	(9,160)	—	(9,160)
Goodwill on acquisition of additional interests in subsidiaries and associates	—	(17,315)	—	—	—	—	—	(17,315)
At 31st March, 2001	370,196	267,884	7,526	46,710	98,604	(21,671)	1,061,206	1,830,455

Notes:

(a) *Retained profits of the Group include loss of HK$42,796,000 (2000: HK$29,559,000) and loss of HK$15,773,000 (2000: HK$15,202,000) sustained by associates and jointly controlled entities respectively.*

(b) *The amount disclosed as share premium in the financial statements of periods prior to 1999 has been re-analysed between share premium attributable to the holding company and share premium attributable to subsidiaries in 2000. The portion attributable to subsidiaries has been transferred to capital reserve.*

(c) *The exchange difference on translation included in property revaluation reserve disclosed in the previous years' financial statements is re-analysed and reclassified to exchange fluctuation reserve.*

29. RESERVES (continued)

	Share Premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY					
At 1st April, 1999	333,631	95,185	7,526	622,672	1,059,014
Issue of new shares	16,618	—	—	—	16,618
Share issue expenses	(22)	—	—	—	(22)
Unclaimed dividends written back	—	140	—	—	140
Profit for the year	—	—	—	8,515	8,515
Dividends (note 10)	—	—	—	(91,886)	(91,886)
At 31st March, 2000	350,227	95,325	7,526	539,301	992,379
Issue of new shares	19,990	—	—	—	19,990
Share issue expenses	(21)	—	—	—	(21)
Unclaimed dividends written back	—	59	—	—	59
Profit for the year	—	—	—	242,551	242,551
Dividends (note 10)	—	—	—	(73,214)	(73,214)
At 31st March, 2001	370,196	95,384	7,526	708,638	1,181,744

Contributed surplus represents the difference arising between the value of net assets acquired and the nominal amount of the Company's shares issued upon reorganisation in 1989 less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

At 31st March, 2001, the Company's reserves available for distribution to shareholders amounted to HK$804,022,000 (2000: HK$634,626,000).

30. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 HK$'000	2000 HK$'000
Profit before taxation	233,679	378,711
Share of results of associates	9,752	(623)
Share of results of jointly controlled entities	(5,974)	(375)
Interest income	(41,383)	(42,756)
Interest expenses	83,784	51,788
Dividend income from investments in securities	(811)	(1,144)
Finance lease charges	11	16
Depreciation	53,316	46,310
Loss on disposal of property, plant and equipment	4,291	1,002
Deficit on revaluation of properties	1,510	4,445
Gain on disposal of a property project	—	(74,998)
Loss on disposal of subsidiaries	—	2
Gain on disposal of an associate	(13)	—
Loss on disposal of interests in jointly controlled entities	—	1
(Write back) provision for loss on interests in jointly controlled entities	(1,175)	326
(Write back) provision for loss on interest in associates	(3,000)	235
Decrease (increase) in investments in securities	76,317	(89,635)
Decrease in properties for sale	16,577	165,629
Decrease in inventories	7,860	17,064
Decrease in amounts due from customers for contract work	66,550	72,504
Decrease in debtors, deposits and prepayments	78,903	1,015,737
Decrease (increase) in other short-term unlisted investments	38,364	(38,068)
(Decrease) increase in amounts due to customers for contract work	(68,151)	8,539
Decrease in bills payable	(7,701)	(61,801)
Increase (decrease) in creditors, deposits and accruals	23,862	(173,285)
Decrease in construction costs payable	(73,114)	(58,824)
Increase in deferred service income	72,834	1,153
Exchange difference	18,871	(6,151)
	353,480	837,091
Net cash inflow from operating activities	587,159	1,215,802

31. PURCHASE OF SUBSIDIARIES

In the prior year, the Group acquired the remaining shares of an associate, Chevalier Development International Limited, not already held by the Group at a consideration of HK$0.94 per share. The net assets acquired were as follows:

	HK$'000
Investment properties	172,690
Property, plant and equipment	503,456
Properties under development	6,175
Interests in associates	25,465
Interests in jointly controlled entities	9,236
Properties for sale	448,626
Inventories	998
Debtors, deposits and prepayments	26,059
Investment in securities	770
Bank balances and cash	64,760
Creditors, deposits and accruals	(105,176)
Short-term bank loans	(52,792)
Provision for taxation	(13,986)
Long-term bank loans	(367,934)
Minority interest	(57,440)
	660,907
Less: share of net assets already taken up in prior years	(300,721)
Purchase consideration	360,186
Satisfied by:	
Cash	360,186

Net cash outflow arising on acquisition:

	HK$'000
Cash consideration	(360,186)
Privatisation expenses	(3,779)
Bank balances and cash acquired	64,760
Short-term bank loans acquired	(52,792)
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	(351,997)

The subsidiaries acquired in the prior year contributed HK$14,322,000 to the Group's net operating cash flows, paid HK$17,530,000 in respect of the net returns on investments and servicing of finance, paid HK$2,277,000 in respect of taxation, utilised HK$2,164,000 for investing activities and paid HK$38,953,000 in respect of financing activities. The subsidiaries also contributed HK$8,943,000 to the Group's turnover and loss of HK$3,086,000 to the Group's profit from operations in prior year.

32. DISPOSAL OF SUBSIDIARIES

	HK$'000
Net assets of subsidiaries disposed of in the prior year were:	
Debtors, deposits and prepayments	34
Cash and bank balances	423
Advance to immediate holding company	(278)
Creditors, deposits and accruals	(124)
Minorities' share of net assets	(53)
Loss on disposal	2
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	
Bank balances and cash disposed of	(423)

The subsidiaries disposed of did not have any significant impact on the Group's cash flow or operating results for prior year.

33. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Bank and other loans HK$'000	Share capital and premium HK$'000	Obligations under finance leases HK$'000	Minority interests HK$'000
At 1st April, 1999	1,724,372	819,045	268	294,950
Net cash inflow (outflow) from financing	(1,407,145)	683	(108)	9,520
Arising from acquisition of subsidiaries	367,934	—	—	57,440
Disposal of a subsidiary	—	—	—	(53)
Issue of shares in lieu of cash dividends	—	28,531	—	—
Transfer between share premium and capital reserve	—	(206,619)	—	—
Share of profits and reserves by minority shareholders of subsidiaries	—	—	—	23,078
Dividends paid to minority shareholders of subsidiaries	—	—	—	(20,553)
Effect of changes in foreign exchange rates	3,204	—	1	—
At 31st March, 2000	688,365	641,640	161	364,382
Net cash inflow (outflow) from financing	67,209	686	(116)	(24,316)
Issue of shares in lieu of cash dividends	—	35,596	—	—
Share of profits and reserves by minority shareholders of subsidiaries	—	—	—	4,572
Dividends paid to minority shareholders of subsidiaries	—	—	—	(19,227)
Effect of changes in foreign exchange rates	(7,663)	—	—	—
At 31st March, 2001	747,911	677,922	45	325,411

34. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	2001 HK$'000	2000 HK$'000
Cash and bank balances	**705,242**	607,033
Short-term bank loans and overdrafts	**(245,632)**	(313,634)
	459,610	293,399

35. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Particulars of the emoluments paid to the Directors of the Company are as follows:

	2001 HK$'000	2000 HK$'000
Fees	450	450
Salaries, allowances and benefits in kind	19,051	19,036
Contributions to retirement scheme	453	396
	19,954	19,882

Apart from the Directors' fees of HK$450,000 (2000: HK$450,000), no other emoluments were paid or are payable to the Independent Non-executive Directors.

Emoluments of the Directors fall within the following bands:

		Number of Directors	
		2001	2000
Bands			
Nil	- HK$1,000,000	3	3
HK$1,000,001	- HK$1,500,000	3	3
HK$1,500,001	- HK$2,000,000	2	2
HK$2,500,001	- HK$3,000,000	1	1
HK$9,000,001	- HK$9,500,000	1	1

The five highest paid individuals includes four (2000: three) directors and the total emoluments paid to the five highest paid individuals for both years are as follows:

	2001 HK$'000	2000 HK$'000
Salaries, allowances and benefits in kind	16,826	16,911
Contributions to retirement scheme	308	268
	17,134	17,179

The emoluments of the five highest paid individuals fall within the following bands:

		Number of Individuals	
		2001	2000
Bands			
HK$1,500,001	- HK$2,000,000	3	3
HK$2,500,000	- HK$3,000,000	1	1
HK$9,000,000	- HK$9,500,000	1	1

36. BANKING FACILITIES AND CHARGE OF ASSETS

Other than those disclosed in note 25, short-term bank loans and overdrafts of HK$36,539,000 (2000: HK$385,470,000) are secured by charges on certain properties and other assets of the Group with total carrying values of HK$31,843,000 (2000: HK$530,136,000).

37. COMMITMENTS AND CONTINGENT LIABILITIES

As at the balance sheet date, the Company and the Group had the following contingent liabilities and commitments:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions for their guarantees amounting to approximately HK$309,700,000 (2000: HK$309,700,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Group and the Company had issued guarantees in respect of:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Banking facilities:				
Subsidiaries	—	—	889,302	417,978
Associates	—	102,500	—	102,500
Performance bonds:				
Subsidiaries	—	—	423,636	272,129
Associates	5,984	3,000	5,984	3,000
	5,984	105,500	1,318,922	795,607

(c) The Group had contingent liabilities of HK$5,368,000 (2000: HK$5,686,000) in respect of guarantees given to an associate for mortgage finance provided to the purchasers of the properties previously held by another associate.

(d) The Group had contingent liabilities for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance to be eligible for long service payments on termination of their employment under certain circumstances amounting to approximately HK$37,000,000 (2000: HK$32,000,000).

(e) Annual commitments in respect of leasing of premises payable within the next year under non-cancellable operating leases are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Leases which expire:				
Within one year	7,416	6,115	—	20,914
In the second to fifth years inclusive	27,648	15,662	20,213	—
Over five years	1,159	1,680	—	—
	36,223	23,457	20,213	20,914

38. RELATED PARTY TRANSACTIONS

The Company's associate, Chevalier Construction Holdings Limited ("CCHL") and their respective subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of Statement of Standard Accounting Practice No. 20 issued by the Hong Kong Society of Accountants. Details of the material transactions with these companies are as follows:

(a) On 1st April, 2000, the Company entered into an agreement with CCHL, under which the Company shall provide accounting, treasury, electronic data processing, company secretarial and personnel management services to CCHL Group for a term of one year ended on 31st March, 2001 at a management fee calculated at the rate of 0.3% of the aggregate annual turnover of the operating subsidiaries of CCHL. Management fee received from the CCHL group under this agreement for the year ended 31st March, 2001 amounted to HK$3,679,000 (2000: HK$7,172,000). The management agreement was expired on 1st April, 2001 and has been renewed for a further term of one year.

(b) In August 2000, the Group acquire from CCHL its entire interest in Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK") together with a debt due to CCHL at a total consideration of HK$21,248,000 as agreed by both parties.

(c) During the year, the group received rental determined with reference to market rates amounting to HK$2,835,000 (2000: HK$2,889,000) from CCHL Group for the use of the Group's premises. The rental receivable as at the balance sheet date amounted to HK$349,000 (2000: HK$582,000).

(d) An agreement was made between the Company and CCHL whereby CCHL Group may source supply of the lifts and escalators, air conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company from time to time at prices agreed by the parties concerned. The value of work done and supplies made to CCHL Group during the year and the amount receivable as at the balance sheet date amounted to HK$4,158,000 (2000: HK$6,899,000) and HK$8,725,000 (2000: HK$284,000) respectively.

Apart from the above, the Group made advances to associates and jointly controlled entities during the year. The advances with these companies are unsecured and without fixed terms of repayment. The outstanding balances at 31st March, 2001 due from/to these companies are disclosed in the consolidated balance sheet and note 16. At 31st March, 2001, except for an amount of HK$5,000,000 (2000: Nil) bearing interest at commercial rates, all other balances are interest-free.

39. POST BALANCE SHEET EVENTS

(a) Subsequent to 31st March, 2001, the Group has entered into an agreement to dispose of its paging business at a consideration of not less than its net current assets on date of completion plus the assessed income to be received for certain months after the year end date. The revenue from the paging business for the year and the contribution to the Group's results are as follows:

	2001 HK$'000	2000 HK$'000
Turnover	32,690	41,937
Loss before taxation	(986)	(5,346)
Taxation	—	940
Minority interests	489	2,198
Operating loss attributable to the Group	(497)	(2,208)

(b) In April 2001, the Group acquired 19% equity interest in NordiTube Technologies AB ("NordiTube") at a consideration of approximately HK$5,600,000. NordiTube is a compnay listed on The Stockholm Stock Exchange and is principally engaged in the design and construction for rehabilitating water-supply system, gas-supply system and sewers.

In June 2001, the Company subscribed 6,482,000 shares at a consideration of HK$39 million in PRS Rohrsanierung GmbH ("PRS"), one of the other shareholders of PPRHK. The Group's effective interest in PPRHK is increased from 45% to 58% through the Group's holding of 44% of the enlarged share capital of PRS.

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Percentage of issued capital/ registered capital held by Company	Subsidiary	Principal activities
					%	%	
Chevalier iTech Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$85,677,935	856,779,352	42.5	7.9	Investment holding
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	—	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment
Chevalier Singapore Holdings Limited** (listed on the Mainboard of the Singapore Exchange Securities Trading Limited)	Singapore	Ordinary	S$22,500,000	112,500,000	7[illegible].1	—	Marketing, installation and maintenance of lifts and escalators
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	—	Insurance brokerage
Chevalier Insurance Company Limited	Hong Kong	Ordinary	HK$100,000,000	100,000,000	100	—	Insurance underwriting
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	— —	100 —	Supply and installation of aluminium building materials and curtain walls
Chevalier (Aluminium Engineering) Hong Kong Limited**	Hong Kong	Ordinary	HK$2	2	—	100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	—	50.4	Trading of telecommunication equipment
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	— —	100 —	Supply and installation of building materials and trading of forklift trucks and generators
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	—	50.4	Trading and servicing of computer system and equipment

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Percentage of issued capital/ registered capital held by Company %	Subsidiary %	Principal activities
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$26,900,000	26,900,000	—	100	Electrical and mechanical contractor
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$9,100,000	9,100,000	—	100	Environmental engineering
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	—	50.4	Provision of internet services
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	—	50.4	Trading of computer and office equipment
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	—	50.4	Maintenance services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	—	50.4	Installation of satellite antennae
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	—	50.4	Trading and telecommunication services
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	—	100	Travel agency
Chevalier Automobiles Inc.**	Canada	Common stocks	C$100	100	—	100	Sales and servicing of automobiles
Chevalier Chrysler Inc.**	Canada	Common stocks	C$101	200	—	100	Sales and servicing of automobiles
Chevalier Motor Cars Inc.**	Canada	Common stocks	C$100	100	—	100	Sales and servicing of automobiles
Chevalier Development (S) Pte Ltd**	Singapore	Ordinary	S$2,500,000	2,500,000	—	71.1	Property investment
Chevalier Dongguan Hotel Co., Ltd.**	PRC	Not applicable	RMB40,000,000	Not applicable	—	100	Hotel operation
Chevalier Engineering (S) Pte Ltd**	Singapore	Ordinary	S$500,000	500,000	—	71.1	Installation and maintenance of lifts
Chevalier International (USA) Inc.**	USA	Common stocks	US$3,900,000	3,900,000	—	100	Grocery trading
Chevalier Lifts Engineering (Shenzhen) Co., Ltd.**	PRC	Not applicable	RMB10,886,572	Not applicable	—	100	Installation and maintenance of lifts

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Percentage of issued capital/ registered capital held by Company %	Subsidiary %	Principal activities
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	—	50.4	Trading of computer and office equipment
Chevalier iTech (S) Pte Ltd**	Singapore	Ordinary	S$500,000	500,000	—	50.4	Trading of computer and office equipment
Chevalier OA (Thailand) Limited**#	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	— —	50.4 23.5	Trading of computer and office equipment
Chevalier Office Automation Services (Shenzhen) Company Limited**	PRC	Not applicable	HK$1,800,000	Not applicable	—	50.4	Provision of maintenance services
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	—	50.4	Trading of telecommunication equipment
Chevalier Telecom (Thailand) Limited**	Thailand	Ordinary	BAHT5,000,000	50,000	—	50.4	Trading of telecommunication equipment
Companhia de Elevadores Chevalier (Macau) Limited **	Macau	Ordinary	Patacas100,000	100	—	100	Installation and maintenance of lifts
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	—	100	Marketing, installation and maintenance of lifts
Gold Express Development Limited**	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	— —	100 —	Property development
Goldyork Investment Limited**	Hong Kong	Ordinary	HK$2	2	—	100	Property investment
Good Process Limited	Hong Kong	Ordinary Deferred	HK$149 HK$51	149 51	— —	100 —	Property development
Goodkent Limited**	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	— —	100 —	Property development
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	—	50.4	Property investment and share dealing
Jiujiang Chevalier Hotel & Travel Co. Ltd.**	PRC	Not applicable	RMB25,000,000	Not applicable	—	100	Hotel operation

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Percentage of issued capital/ registered capital held by Company	Subsidiary	Principal activities
					%	%	
Macleh (Chevalier) Ltd.**	Canada	Common stocks	C$10,100	10,100	—	100	Property investment and hotel operation
Oriental Sharp Limited	Hong Kong	Ordinary	HK$149	149	—	100	Property development
		Deferred	HK$51	51	—	—	
Rich Fortress Limited	Hong Kong	Ordinary	HK$100	100	—	100	Property management
		Deferred	HK$1,002	1,002	—	—	
Sup Aswin Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	—	50.4	Property investment
Talent Luck Limited	Hong Kong	Ordinary	HK$149	149	—	100	Property development
		Deferred	HK$51	51	—	—	
757040 Ontario Limited**	Canada	Common stocks	C$10	10	—	100	Property investment
Chevalier (Development) Company Limited**	Hong Kong	Ordinary	HK$200	2	—	100	Investment holding and property investment
		Deferred	HK$400,000	4,000	—	—	
Chonmain Development Limited	Hong Kong	Ordinary	HK$100	100	—	100	Investment holding
Forth Bridge Company Limited	Hong Kong	Ordinary	HK$20	2	—	100	Property investment
		Deferred	HK$10,000	1,000	—	—	
Futex Development Limited**	Hong Kong	Ordinary	HK$1,000	1,000	—	100	Property investment and development
GJ (Development) Company Limited**	Hong Kong	Ordinary	HK$20	2	—	100	Property investment
		Deferred	HK$200,000	20,000	—	—	
Lac Kar Investment Company Limited	Hong Kong	Ordinary	HK$3,600,000	3,600,000	—	100	Investment holding and property investment
Macont Developments Inc.**	Canada	Common stocks	C$1,000	1,000	—	100	Property investment
Matterhorn Properties Limited	The British Virgin Islands/Hong Kong	Ordinary	US$1	1	—	100	Property investment
Open City Limited	Hong Kong	Ordinary	HK$100,000	100,000	—	100	Property investment
Peak Gain Limited**	Hong Kong	Ordinary	HK$20	2	—	100	Property investment

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Percentage of issued capital/ registered capital held by Company	Subsidiary	Principal activities
					%	%	
Proud Rich Limited**	Hong Kong	Ordinary	HK$20	2	—	100	Property investment and trading of securities
		Deferred	HK$20	2	—	—	
Shanghai Chon Main Real Estate Development Co., Limited**	PRC	Not applicable	RMB152,502,536	Not applicable	—	80	Property development
Union Pearl Development Limited	Hong Kong	Ordinary	HK$2	2	—	100	Property investment and trading
Winfield Development Limited**	Hong Kong	Ordinary	HK$2	2	—	100	Property investment
Xinyang Chevalier Hotel Co., Ltd.**	PRC	Not applicable	RMB74,142,781	Not applicable	—	70	Hotel operation
YCC (Development) Company Limited**	Hong Kong	Ordinary	HK$20	2	—	100	Property investment
		Deferred	HK$20	2	—	—	

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

** *Not audited by Deloitte Touche Tohmatsu.*

Notes:

a. *All deferred shares are non-voting.*
b. *None of the subsidiaries had any loan capital outstanding at the end of the year.*

Name of associates	Place or country of incorporation or registration/ operation	Class of shares held	Percentage of issued capital/ registered capital held by Company	Subsidiary	Principal activities
			%	%	
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary	—	35	Civil engineering
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	—	34	Building construction
Chevalier Construction Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	28.3	6.7	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary	—	35	Building construction
Chevalier Civil Engineering (Hong Kong) Limited	Hong Kong	Ordinary	—	35	Civil engineering
Chevalier MLD Leasing Company Limited**	Hong Kong	Ordinary	—	50	Finance, leasing and hire purchase financing
Preussag Pipe Rehabilitation Hong Kong Limited	Hong Kong	Ordinary	—	45	Design and construction for flushing water, cooling water, gas, sewages and drainage pipelines
United O. A. Limited**	Hong Kong	Ordinary	—	20.5	Trading of office equipment

** *Not audited by Deloitte Touche Tohmatsu.*

All the associates are corporate and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

Name of jointly controlled entities	Place or country of incorporation or registration/ operation	Class of shares held	Form of business structure	Percentage of issued capital/ registered capital held by subsidiary	Principal activities
				%	
Berville Investment Limited	Hong Kong/ PRC	Ordinary	Corporate	50	Property development
Fairwide Limited	Hong Kong/ PRC	Ordinary	Corporate	50	Property development

The Group's entitlement to share in the profit or loss of these jointly controlled entities is in proportion to its ownership interest.

The following information is extracted from the 2001 published financial statements of Chevalier Construction Holdings Limited, a principal associate:

Consolidated Income Statement

For The Year Ended 31st March, 2001

	2001 HK$'000	2000 HK$'000
Turnover	1,226,463	2,390,937
Cost of sales	(1,237,353)	(2,359,977)
Gross (loss) profit	(10,890)	30,960
Other revenue	2,874	3,290
Administrative expenses	(20,180)	(22,074)
Other operating expenses	(1,632)	(2,248)
(Loss) profit from operations before finance costs	(29,828)	9,928
Finance costs	(1,454)	(5,626)
(Loss) profit from operations	(31,282)	4,302
Gain on disposal of interest in an associate	2,284	—
Share of results of associates	2,314	3,205
Share of results of jointly controlled entities	(518)	(231)
(Loss) profit before taxation	(27,202)	7,276
Taxation	(542)	547
(Loss) profit before minority interests	(27,744)	7,823
Minority interests	87	(5)
Net (loss) profit for the year	(27,657)	7,818
Dividends	—	—
(Loss) earnings per share		
Basic	(11.66 cents)	3.41 cents

Consolidated Balance Sheet

As At 31st March, 2001

	2001 HK$'000	2000 HK$'000
Non-current assets		
Property, plant and equipment	19,318	21,590
Interests in associates	6,790	24,442
Interests in jointly controlled entities	9,688	10,190
	35,796	56,222
Current assets		
Amounts due from customers for contract work	175,084	190,198
Inventories, at cost	5,340	10,444
Trade and other debtors, deposits and prepayments	606,308	630,518
Retention money receivable	188,575	206,977
Amounts due from associates	—	1,800
Tax refundable	75	215
Cash and bank balances	19,570	66,195
	994,952	1,106,347
Current liabilities		
Amounts due to customers for contract work	199,584	258,299
Creditors, deposits and accruals	557,333	630,662
Bills payable	114	—
Retention money payable	178,674	186,320
Obligations under finance leases — due within one year	359	359
Secured short-term bank loans	32,000	—
Unsecured bank overdraft	2	—
	968,066	1,075,640
Net current assets	26,886	30,707
Total assets less current liabilities	62,682	86,929
Non-current liability		
Obligations under finance leases — due after one year	60	419
Minority interests	365	452
	62,257	86,058
Capital and reserves		
Share capital	24,900	22,900
Reserves	37,357	63,158
	62,257	86,058

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 21st September, 2001 at 10:40 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2001.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Han
Company Secretary

Hong Kong, 30th July, 2001

Notes:

(a) *A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.*

(b) *In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.*

(c) *The Register of Members of the Company will be closed from Monday, 17th September, 2001 to Friday, 21st September, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 14th September, 2001.*